12027614

BROWN-FORMAN

SEC
Mail Processing
Section

JUN 28 2012

Washington DC
408

June 27, 2012

Dear Brown-Forman Stockholder:

It is our pleasure to invite you to attend Brown-Forman Corporation's 2012 Annual Meeting of Stockholders, which will be held:

Thursday, July 26, 2012
9:30 A.M. (Eastern Daylight Time)
Brown-Forman Conference Center
850 Dixie Highway
Louisville, Kentucky 40210

We enclose herewith our Notice of Annual Meeting, Proxy Statement, 2012 Annual Report to Stockholders, and 2012 Form 10-K.

Your vote is very important to us. **Class A and Class B stockholders are urged to complete and return your proxy card as soon as possible, whether or not you plan to attend the Annual Meeting.**

We hope to see you on July 26. On behalf of the Board of Directors, thank you for your continued support.

Very truly yours,

Paul C. Varga,
Chairman and
Chief Executive Officer

Geo. Garvin Brown IV,
Chairman of the
Board of Directors

BROWN-FORMAN

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Brown-Forman Corporation will hold its 2012 Annual Meeting of Stockholders in the Conference Center at our corporate offices, 850 Dixie Highway, Louisville, Kentucky 40210, at 9:30 A.M. (Eastern Daylight Time), on Thursday, July 26, 2012.

We are holding this meeting for the following purposes, which are described more fully in the accompanying Proxy Statement:

- To elect a board of eleven directors;
- To vote on a proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class A and Class B common stock; and
- To transact such other corporate business as may properly come before the meeting.

Class A stockholders of record at the close of business on June 18, 2012, are entitled to vote at the meeting. In addition, Class B stockholders of record at the close of business on June 18, 2012, are entitled to vote solely on the proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class B common stock. Stockholders may vote either in person or by proxy. We will not close the stock transfer books in advance of the meeting.

PLEASE complete, sign, and date the enclosed proxy card and return it promptly in the enclosed envelope, whether or not you plan to attend the meeting. Submitting a proxy will not affect your right to vote your shares differently if you attend the meeting in person.

Louisville, Kentucky
June 27, 2012

By Order of the Board of Directors
Matthew E. Hamel, Secretary

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 26, 2012:

The Notice of Annual Meeting, Proxy Statement, 2012 Annual Report to Stockholders, and 2012 Form 10-K are available at *www.brown-forman.com/proxy*

PROXY STATEMENT

TABLE OF CONTENTS

GENERAL INFORMATION

This section sets forth certain frequently asked questions and answers about the Proxy Statement and the Annual Meeting.

Q: Why did I receive these proxy materials?

A: The Board of Directors of Brown-Forman Corporation is soliciting proxies for the 2012 Annual Meeting of Stockholders. The meeting will take place on Thursday, July 26, 2012, at 9:30 A.M. (Eastern Daylight Time), in the Conference Center at our corporate offices, 850 Dixie Highway, Louisville, Kentucky 40210. We are providing you with these proxy materials so that you may cast your vote knowledgeably on the matters to be considered at the Annual Meeting. We will begin mailing this Proxy Statement and accompanying materials on or about June 27, 2012, to holders of record of our Class A and Class B common stock at the close of business on June 18, 2012, the record date for the 2012 Annual Meeting.

Q: When is the record date and what does it mean?

A: The Board has set June 18, 2012, as the record date for the 2012 Annual Meeting. Holders of our Class A common stock at the close of business on the record date are entitled to receive notice of the meeting and to vote at the meeting. In addition, Class B stockholders of record at the close of business on June 18, 2012, are entitled to vote solely on the proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class B common stock. If you purchased Class A or Class B common stock after the record date, you may vote those shares only if you receive a proxy to do so from the person who held the shares on the record date.

Q: May holders of Class B common stock vote at the meeting?

A: ***On Proposal 2 Only.*** Holders of shares of Class B common stock are entitled to vote at the 2012 Annual Meeting of Stockholders solely on Proposal 2 to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class B common stock. Holders of Class B common stock are not entitled to vote on any other matter on the ballot for the Annual Meeting of Stockholders.

Q: What am I voting on?

A: Class A stockholders are being asked to elect a board of eleven directors; to approve an amendment to the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class A common stock and Class B common stock; and to transact such other corporate business as may properly come before the meeting. Class B stockholders are being asked to approve the amendment to the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class B common stock.

Q: How does the Board recommend that I vote?

A: Our Board unanimously recommends that Class A stockholders vote your shares *"FOR"* the election of each of the nominees to the Board; and that Class A and Class B stockholders vote your shares *"FOR"* the proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class A and Class B common stock.

Q: What is the proxy card for?

A: By completing and signing the proxy card, you authorize the individuals named on the card to vote your shares for you, in accordance with your instructions. If you grant a proxy, the persons named as proxy holders will also have the obligation and authority to vote your shares as they see fit on any other matter properly presented for a vote at the meeting. If for any unforeseen reason a director nominee is not available to serve, the persons named as proxy holders may vote your shares at the meeting for another nominee. The proxy holders for this year's Annual Meeting are Geo. Garvin Brown IV, Paul C. Varga, and Matthew E. Hamel.

Q: What happens if I sign and return my proxy card without specifying how I want my shares to be voted?

A: If you sign and return your proxy card without specifying how you want your shares to be voted, our proxy holders will vote your shares: *"FOR"* the election of each of the nominees to the Board; and *"FOR"* the proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class A and Class B common stock.

Q: What should I do if I receive more than one proxy card?

A: It is important that you complete, sign, and date each proxy card and each voting instruction card that you receive, because they represent different shares.

Q: How will my dividend reinvestment and employee stock purchase plan shares be voted?

A: Shares of Class A and Class B common stock held by participants in Brown-Forman's dividend reinvestment and employee stock purchase plans are included in your holdings and reflected on your proxy card. These shares will be voted as you direct.

Q: How will the Class B shares I hold in my 401(k) be voted?

A: Shares of Class B common stock held in the Brown-Forman Class B Company Stock Fund (ESOP) by participants in Brown-Forman's 401(k) plan are included in your holdings and reflected on your Class B proxy card. The shares will be voted by Fidelity Management Trust Company, the Trustee of the ESOP, as you direct.

Q: What happens if additional matters are presented at the Annual Meeting?

A: We are not aware of any business to be acted upon at the Annual Meeting other than those matters described in the Notice of Annual Meeting (election of directors; and proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class A and Class B common stock). If a holder of Class A common stock grants a proxy, the persons named as proxy holders will have the authority to vote your shares as they see fit on any additional matters properly presented and brought to a vote at the meeting (and on which your shares are eligible to vote). Proxies granted by holders of Class B common stock will not be voted on any matter other than the amendment to increase the number of authorized shares of Class B common stock.

Q: What is the difference between a "stockholder of record" and a "street name" holder?

A: If your shares are registered in your name with our stock transfer agent, Computershare, you are considered to be the "stockholder of record" of those shares. The proxy materials have been sent to stockholders of record directly by Brown-Forman Corporation. As a stockholder of record, you have the right to grant your voting proxy to the proxy holders named above, or to vote in person at the meeting. Only stockholders of record may vote in person at the Annual Meeting. If your shares are held in a stock brokerage account or by a bank, your shares are held in "street name." The proxy materials have been forwarded to you in a mailing from your broker or bank, which is, for those shares, the "stockholder of record." You have the right to direct your broker or bank how to vote your street name shares by using the voting instruction card included in the mailing.

Q: How many shares must be present or represented to conduct business at the Annual Meeting?

A: A majority of the outstanding shares of Class A common stock must be present in person or represented by proxy to constitute a quorum to conduct business at the Annual Meeting. In addition, a majority of the outstanding shares of Class B common stock must be present in person or by proxy to constitute a quorum with respect to the proposal to amend the Company's Restated Certificate of Incorporation to increase the authorized number of shares of Class B common stock. Abstentions and broker non-votes are counted as present for establishing a quorum. A broker non-vote occurs when a broker does not vote on a matter on the proxy card because the broker does not have discretionary voting power for the particular item and has not received instructions from the beneficial owner.

Q: What is a "broker non-vote" and why is it important that I instruct my broker how to vote my shares held in street name?

A: If your shares are held in street name (which means they are held "of record" by a broker), you must instruct your broker how to vote the shares, or your shares will not be voted on any proposal for which the broker does not have discretionary authority to vote. Brokers do not have discretionary authority to vote for the election of directors at the 2012 Annual Meeting. (Brokers do have discretionary authority to vote on the proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class A and Class B common stock.) Accordingly, if your Class A shares are held in street name, it is particularly important that you instruct your broker how you wish to vote your shares if you want your shares to be voted in the election of directors at the 2012 Annual Meeting.

Q: What is "householding" and how does it affect me?

A: "Householding" is a procedure approved by the Securities and Exchange Commission ("SEC") that permits the delivery of a single Proxy Statement and annual report to multiple stockholders who share the same address and last name. Each stockholder in that household receives his or her own proxy card. We participate in householding to reduce our printing costs and postage fees, and to facilitate voting in households where shares may be held in multiple names and accounts. If you share an address with another stockholder and receive multiple copies of the proxy materials, you may request householding by writing our Secretary, Matthew E. Hamel, 850 Dixie Highway, Louisville, Kentucky 40210, or e-mailing him at Secretary@b-f.com. The proxy materials are available at *www.brown-forman.com/proxy.* You also may request additional copies at any time by writing or e-mailing our Secretary. If you wish to opt out of householding and receive multiple copies of the proxy materials at the same address next year, you may do so at any time prior to thirty days before the mailing of proxy materials (proxy materials are typically mailed in late June), by writing to our Secretary at the above address.

Q: What if I submit a proxy card and then change my mind as to how I want to vote?

A: If you are a stockholder of record, you may change your vote by granting a new proxy bearing a later date, by providing our Secretary with written notice of revocation of your proxy, or by attending the meeting and casting your vote in person. To change your vote for shares you hold in street name, you will need to follow the instructions in the materials your broker or bank provides you.

Q: Where can I find the voting results of the Annual Meeting?

A: We intend to announce the voting results at the Annual Meeting and to issue a press release on the day of the Annual Meeting. In addition, we will report the results by filing a Form 8-K with the SEC within four business days following the Annual Meeting.

Q: Whom may I call with questions about the Annual Meeting?

A: For information about your stock ownership, or for other stockholder services, please contact Linda Gering, our Stockholder Services Manager, at (502) 774-7690, or Linda_Gering@b-f.com. For information about the meeting itself, please contact Matthew E. Hamel, our Secretary, at (502) 774-7631, or Secretary@b-f.com.

Q: Who pays for the expenses of this proxy solicitation?

A: Brown-Forman bears the cost of soliciting proxies. We will begin mailing this Proxy Statement and accompanying materials on or about June 27, 2012. Also beginning on June 27, 2012, our directors, officers, and other employees may solicit proxies by regular or electronic mail, phone, fax, the Internet or in person. Directors, officers, and employees of the Company will receive no additional compensation for soliciting proxies. We will reimburse banks, brokers, nominees, and other fiduciaries for their reasonable charges and expenses incurred in forwarding our proxy materials to the beneficial owners of our stock held in street name. In addition, we have retained Proxy Express, Inc., to assist with the distribution of proxy materials for a fee of approximately $25,000, plus associated expenses.

INTRODUCTION

This section describes the purpose of this Proxy Statement, who may vote, how to vote, the proposals to be voted upon, and the votes required for approval.

PURPOSE. The Board of Directors of Brown-Forman Corporation is sending you this Proxy Statement to solicit proxies for use at the 2012 Annual Meeting of Stockholders, which will be held Thursday, July 26, 2012, at 9:30 A.M. (Eastern Daylight Time) at Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky. We will begin mailing this Proxy Statement and accompanying materials on or about June 27, 2012, to holders of record of our Class A and Class B common stock at the close of business on June 18, 2012, the record date for the 2012 Annual Meeting.

Also beginning on June 27, 2012, our directors, officers, and other employees may solicit proxies by regular or electronic mail, phone, fax, the Internet or in person. Brown-Forman will pay all solicitation costs. Directors, officers, and employees of the Company will receive no additional compensation for soliciting proxies. We will reimburse banks, brokers, nominees, and other fiduciaries for their reasonable charges and expenses incurred in forwarding our proxy materials to the beneficial owners of our stock held in street name. In addition, we have retained Proxy Express, Inc., to assist with the distribution of proxy materials for a fee of approximately $25,000, plus associated expenses.

We are providing access to our proxy materials both by sending you this full set of proxy materials and by notifying you of the availability of our proxy materials on the Internet. This Proxy Statement, our 2012 Annual Report to Stockholders, and our 2012 Form 10-K are available at *www.brown-forman.com/proxy.* **Please complete, sign, date, and return the enclosed proxy card at your earliest convenience.**

CLASSES OF STOCK. We have two classes of common stock, Class A and Class B. As of the close of business on the record date, June 18, 2012, we had outstanding 56,297,164 shares of Class A common stock and 85,860,986 shares of Class B common stock.

VOTING RIGHTS. If you were a stockholder on June 18, 2012, you may cast one vote for each share registered in your name. Class A stockholders may vote on Proposal 1: Election of Directors, and Proposal 2: Amendment to Restated Certificate of Incorporation to Increase Number of Authorized Shares of Class A and Class B Common Stock. Class B stockholders of record at the close of business on June 18, 2012 are entitled to vote on Proposal 2, but only with respect to the increase in the number of authorized shares of Class B common stock. You may vote your shares either in person or by proxy. To vote by proxy, please complete, sign, date, and return the enclosed proxy card. Granting a proxy will not affect your right to vote shares registered in your name if you attend the meeting and want to vote in person. You may revoke a proxy at any time before it is voted by sending our Secretary written notice of your revocation at the following address: Matthew E. Hamel, 850 Dixie Highway, Louisville, Kentucky 40210; by issuing a new proxy; or by attending the meeting in person and casting your vote there. For any shares you hold in street name, you must submit voting instructions to the stockholder of record (typically your broker or bank) in accordance with the instructions they provide. To revoke your proxy, you must comply with the directions they provide. The proxy holders will vote all shares represented by effective proxies in accordance with the terms stated in the proxy. The proxy holders for this year's Annual Meeting are Geo. Garvin Brown IV, Paul C. Varga, and Matthew E. Hamel.

PROPOSALS.

Proposal 1: Election of Directors. There are eleven nominees for election to our Board of Directors at the upcoming Annual Meeting. Each of the nominees currently serves as a director. The name, age, years of Board service, biographical information, and specific skills and qualifications of each of the nominees are provided beginning on page 14 of this Proxy Statement.

The Board of Directors unanimously recommends a vote *"FOR"* the election of each of the director nominees.

Proposal 2: Amendment to Restated Certificate of Incorporation to Increase the Number of Authorized Shares of Class A and Class B Common Stock. Our Board of Directors has authorized a 3 for 2 stock split (the "Stock Split") for all shares of the Company's Class A and Class B common stock, subject to stockholder approval of an amendment to the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class A and Class B common stock. The Stock Split will be paid out as a stock dividend and will require the Company to issue one new share of Class A common stock for each two shares of Class A common stock outstanding and one new share of Class B common stock for each two shares of Class B common stock outstanding. The Stock Split is anticipated to be paid on or about August 10, 2012, to stockholders of record on or about August 3, 2012.

Currently, the Company does not have enough authorized shares of either class of stock to effect the Stock Split, and so the Company is seeking stockholder approval to amend the Company's Restated Certificate of Incorporation to: increase the number of authorized shares of $.15 par value Class A Common Stock to 85,000,000 from 57,000,000; and increase the number of authorized shares of $.15 par value Class B Common Stock to 400,000,000 from 100,000,000. More information on this proposal, including the text of the proposed amendment, is set forth beginning on page 24 of this Proxy Statement.

The Board of Directors unanimously recommends a vote *"FOR"* the proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class A and Class B common stock.

QUORUM; VOTES REQUIRED FOR APPROVAL. A majority of the outstanding shares of Class A common stock must be present in person or represented by proxy to constitute a quorum to conduct business at the Annual Meeting. In addition, a majority of the outstanding shares of Class B common stock must be present in person or by proxy to constitute a quorum with respect to the proposal to increase the authorized number of shares of Class B common stock. Abstentions and broker non-votes are counted as present for purposes of determining whether a quorum exists. In the election of directors (Proposal 1), only Class A shares vote, and a nominee will be elected if he or she receives a majority of the votes cast. A "majority of the votes cast" means that the number of shares voted "for" a director must exceed the number of shares voted "against" that director (with abstentions and broker non-votes not counted as votes cast). For the amendment to the Company's Restated Certificate of Incorporation increasing the authorized number of Class A and Class B common shares (Proposal 2), the holders of Class A and Class B common stock each vote as a separate class (with the Class B shares voting on the increase in the authorized number of shares of Class B common stock), and approval requires an affirmative vote of the majority of the outstanding shares of each class (with abstentions counted as a vote against the proposal and broker non-votes not counted as votes cast). For any other matter properly presented and brought to a vote at the meeting, only Class A shares vote, and approval requires the affirmative vote of a majority of the votes cast (with abstentions and broker non-votes not counted as votes cast).

If you sign and return your proxy card without specifying how you want your shares to be voted, our proxy holders will vote your shares: *"FOR"* the election of each of the nominees to the Board; and *"FOR"* the proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class A and Class B common stock.

CORPORATE GOVERNANCE

This section describes our corporate governance practices in light of the corporate governance rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange.

As a publicly traded, family-controlled company, Brown-Forman enjoys a rare governance opportunity, whereby members of our controlling stockholder group participate directly on our Board of Directors. We believe this governance structure confers a distinct competitive advantage upon the Company, due largely to the long-term ownership perspective of the Brown family. This advantage is sustained by a careful balancing of the roles of our three primary stakeholders: our Board of Directors, Company management, and our stockholders – including, in particular, the Brown family.

BROWN-FORMAN IS A "CONTROLLED COMPANY."

Our Board has determined that Brown-Forman is a "controlled company" within the meaning of the New York Stock Exchange ("NYSE") rules. A controlled company is one in which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. The Brown family control group owns substantially more than 50% of our Class A voting stock, the overwhelming majority of which historically has voted in favor of the directors proposed by the Board.

Controlled companies are exempt from NYSE listing standards that require a board composed of a majority of independent directors, a fully independent nominating/corporate governance committee, and a fully independent compensation committee. We avail ourselves of the exemptions from having a board composed of a majority of independent directors and a fully independent nominating/corporate governance committee. Notwithstanding the available exemption, our Compensation Committee is composed exclusively of independent directors.

OUR BOARD OF DIRECTORS.

To Brown-Forman, one of the primary benefits of being a controlled company under the NYSE rules is the exemption from the requirement of having a Board composed of a majority of independent directors. This enables greater participation on our Board of Directors by members of the Brown family.

Our Board of Directors is the policy-making body that is ultimately responsible for the business success and ethical climate of the Company. The Board oversees the performance of our senior management team, which is responsible for leading and operating the Company's business. The Board's primary responsibilities include retention, evaluation, and succession planning for the Company's Chief Executive Officer and its Chairman of the Board, as well as oversight of the Company's corporate strategy, financial condition, executive compensation policies and practices, and enterprise risk management. The Board of Directors may retain such independent advisors as it deems necessary or appropriate in the performance of its duties. The Board conducts an annual self-assessment to determine whether it and its committees are functioning effectively.

Corporate Governance Guidelines. The Board has adopted Corporate Governance Guidelines that provide a framework for the conduct of the Board in the exercise of its duties. These guidelines set forth director qualification standards and responsibilities, meeting and attendance requirements, committee composition requirements and responsibilities, policies related to director compensation, director access to management and independent advisors, and an annual self-evaluation requirement for the Board, among other things. The Corporate Governance Guidelines are published on our website at *www.brown-forman.com/company/governance*.

Director Service. The Board of Directors is authorized to fix the number of directors to serve on the Board from time to time, within a range of three to seventeen members. Directors are elected each year at the Annual Meeting by a majority vote of our Class A stockholders. Once elected, a director holds office until the next Annual Meeting of Stockholders or until his or her successor is elected and qualified, unless he or she first resigns, retires, or is removed. Directors are not subject to term limits.

A director may not stand for re-election to the Board after he or she has reached the age of 71. In exceptional circumstances, and upon recommendation of the Corporate Governance and Nominating Committee, the Board may request a director to remain on the Board until a given date, if it finds that such service would be of significant benefit to the Company. Board member service beyond the age of 71 must be approved by the affirmative vote of two-thirds of the directors, excluding the participation and vote of the director concerned.

Director Richard P. Mayer is scheduled to retire from Board service at the expiration of his current term, and thus he will not stand for re-election at the 2012 Annual Meeting. Mr. Mayer served as a member of the Company's Board of Directors for 18 years.

Effective November 16, 2011, the Board of Directors elected Joan C. Lordi Amble to the Board.

Independent Directors. Under NYSE rules, a director qualifies as "independent" if the board of directors affirmatively determines that the director has no material relationship with the listed company. While the focus of the inquiry is independence from management, the board is required to consider broadly all relevant facts and circumstances in making an independence determination. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. Our Board recognizes the value of having independent directors on the Board and has determined that five of our eleven director nominees have no material relationship with the Company and are therefore independent under NYSE standards. These are Directors Joan C. Lordi Amble, Patrick Bousquet-Chavanne, Bruce L. Byrnes, John D. Cook, and William E. Mitchell. In making its independence determination with respect to Ms. Amble, the Board considered the Company's relationship with the American Express Company, for whom Ms. Amble served as an executive officer until December 2011.

The Board determined that Geo. Garvin Brown IV, Paul C. Varga, and James S. Welch, Jr. are not independent because they are members of Company management. The Board determined that Dace Brown Stubbs is not independent due to her son's employment with the Company. The Board elected not to make a determination with respect to the independence of Martin S. Brown, Jr., and Sandra A. Frazier.

Brown Family Directors. The Company believes that it is strategically important for Brown family members to be actively engaged in the oversight of the Company, including by serving on the Board of Directors. Through participation on the Board, the Brown family's long-term perspective is brought to bear, in some measure, upon each and every Board consideration. Brown family directors serve as an effective link between the Board and the controlling family stockholders. Board service also provides the Brown family with an active means by which to oversee their collective investment. Current Brown family member directors are: Geo. Garvin Brown IV, Martin S. Brown, Jr., Sandra A. Frazier, and Dace Brown Stubbs.

Management Directors. The Company also believes it is essential, from a corporate governance standpoint, that Company management be represented on the Board of Directors. Current Board members who are also members of Company management are: Geo. Garvin Brown IV, Paul C. Varga, and James S. Welch, Jr.

Board Meetings. The Board of Directors held six regular meetings during fiscal 2012. Absent an appropriate reason, attendance is expected for the full meeting by all directors at the Company's Annual Meeting of Stockholders, at all Board meetings, and at all meetings of each committee of which a director is a member. All directors attended all Board meetings during fiscal 2012. All directors then serving were present at the 2011 Annual Meeting of Stockholders.

Executive Sessions. NYSE rules require non-management directors to meet at regularly scheduled executive sessions without management present. Our non-management directors held two executive sessions in fiscal 2012. John D. Cook, Chairman of the Corporate Governance and Nominating Committee, served as presiding director. NYSE rules additionally require companies whose group of non-management directors includes directors who are not "independent" under NYSE listing standards to hold an executive session of just the independent directors at least once per year. Our independent directors held two such meetings in fiscal 2012. Mr. Cook served as presiding director for these meetings as well.

Board Committees. Our Board has the following four standing committees: Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, and Executive Committee. Each Board committee operates pursuant to a written charter. Copies of the charters are posted on our corporate website at *www.brown-forman.com/company/governance*. Each Board committee conducts an annual self-evaluation (except the Executive Committee, which is evaluated by the full Board periodically) and may hire independent advisors as it deems necessary or appropriate. The Board believes that transparency is a hallmark of good corporate governance. All directors are invited to attend meetings of committees on which they do not sit, which ensures the transparency of committee decision-making.

The following chart sets forth our current Board committee membership.

Board Committee Membership

	Audit	Compensation	Corporate Governance & Nominating	Executive
Joan C. Lordi Amble	X*			
Bruce L. Byrnes	X		X	
Patrick Bousquet-Chavanne		Chair	X	
Geo. Garvin Brown IV			X	X
John D. Cook	X	X	Chair	
Richard P. Mayer (1)		X	X	
William E. Mitchell	Chair*	X		
Paul C. Varga				X
James S. Welch, Jr.				X

* Audit Committee Financial Expert

(1) Mr. Mayer retires from Board (and Board committee) service upon the election of the new slate of directors at the 2012 Annual Meeting of Stockholders.

Audit Committee. The Board has delegated to the Audit Committee responsibility for the integrity of the Company's financial statements; audit process; system of internal controls; assessment of enterprise risk management; the Company's compliance with legal and regulatory requirements; the independent auditor's qualifications, independence and performance; and the performance of the Company's internal audit function. The committee's responsibilities include, among other things, the preparation of the Audit Committee Report that appears in this Proxy Statement on page 26.

Joan C. Lordi Amble, Bruce L. Byrnes, John D. Cook, and William E. Mitchell (Chairman) currently serve on the Audit Committee of our Board of Directors. The Audit Committee held eight meetings during fiscal 2012.

In addition to the NYSE requirement that each audit committee member satisfy the NYSE director independence standards, audit committee members must comply with the independence standards mandated by Section 301 of the Sarbanes-Oxley Act and set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended. Each member of our Audit Committee satisfies these standards. The Board has determined that each member of our Audit Committee is "financially literate" within the meaning of the NYSE rules, and has designated Ms. Amble and Mr. Mitchell as "audit committee financial experts" under SEC regulations.

Compensation Committee. The Compensation Committee assists the Board in fulfilling the Board's duties relating to the compensation of our directors, executive officers, and employees. The committee's responsibilities include, among other things, determining the compensation of the Chief Executive Officer; reviewing and approving the compensation of the Chairman of the Board; approving incentive compensation plan design and changes thereto for the Chief Executive Officer and other senior executive officers; assisting the Board in its oversight of risk related to the Company's compensation policies and practices applicable to all employees; overseeing the preparation of the Compensation Discussion and Analysis that appears in this Proxy Statement beginning on page 31; preparing the Compensation Committee Report that appears in this Proxy Statement on page 41; and leading the evaluations of the performance of the Chief Executive Officer and the Chairman of the Board.

The committee has retained Frederic W. Cook & Co. as its independent compensation consultant. For additional information on the services provided by and the fees paid to the Cook firm, as well as the Committee's processes and procedures for the consideration and determination of executive and director compensation, please see the Compensation Discussion and Analysis section of this Proxy Statement, which begins on page 31.

Patrick Bousquet-Chavanne (Chairman), John D. Cook, Richard P. Mayer, and William E. Mitchell currently serve on the Compensation Committee. Each of the committee members qualifies as an independent director under NYSE listing standards, a "non-employee director" under SEC rules, and an "outside director" under regulations adopted pursuant to Section 162 of the Internal Revenue Code. The committee held six meetings during fiscal 2012.

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee's primary responsibilities are: to assist the Board in identifying, recruiting, and recommending to stockholders appropriate candidates to serve as directors; to review periodically the Company's corporate governance principles in light of developments in corporate governance law and best practices, taking into account the Company's controlled-company status under the NYSE rules; to coordinate and oversee Chief Executive Officer succession planning on behalf of the Board; and to assist the Board with its annual self-evaluation. The Corporate Governance and Nominating Committee held eight meetings during fiscal 2012. John D. Cook (Chairman), Patrick Bousquet-Chavanne, Bruce L. Byrnes, Geo. Garvin Brown IV, and Richard P. Mayer currently serve on the Corporate Governance and Nominating Committee. All of the Corporate Governance and Nominating Committee members are independent under NYSE listing standards, except Geo. Garvin Brown IV.

In evaluating candidates for Board membership, the Corporate Governance and Nominating Committee seeks directors who will represent the best long-term interests of all stockholders. As articulated in our Corporate Governance Guidelines, the Board's view is that all Brown-Forman directors should possess the highest personal and professional ethics, integrity, and values. The Board also believes that it is highly desirable for the directors to possess the following qualities: good judgment, candor, independence, civility, business courage, experience with businesses and other organizations of comparable character and of comparable or larger size, and a lack of possible conflicts of interest.

The Corporate Governance and Nominating Committee and the Board consider diversity in evaluating candidates for Board membership, though neither has adopted a formal policy to that effect. The Board's goal is to maintain a well-balanced membership that combines a variety of experience, backgrounds, skills, and perspectives to enable the Board, as a whole, to effectively guide the Company in the pursuit of its strategic objectives. The committee considers an individual's independence; business, professional or public service experience; industry knowledge, experience and relationships; financial expertise; international experience; leadership skills; age, gender, race and other personal characteristics; time availability; and familial relation to our controlling family stockholders.

The Corporate Governance and Nominating Committee has engaged independent search firms to assist in identifying potential Board candidates from time to time. The Board has not adopted a formal policy regarding stockholder-nominated director candidates because the committee believes that the processes used to date have been appropriate and effective for identifying and selecting Board members.

Executive Committee. Pursuant to the by-laws of the Company, the Board by resolution designates the members of the Board Executive Committee, which consists of the Chief Executive Officer, the Chairman of the Board (if separate from the Chief Executive Officer), and one or more other directors as determined by the Board from time to time. The Board can change the committee's membership, fill vacancies in it, and dissolve the committee at any time. The Executive Committee may exercise all of the powers of the Board of Directors on such matters as are delegated to it by the Board, as well as during intervals between meetings of the Board of Directors. Geo. Garvin Brown IV, Paul C. Varga, and James S. Welch, Jr., served as members of the Executive Committee during fiscal 2012. The Executive Committee held one meeting during fiscal 2012.

Board Leadership Structure. Our Board does not have a policy regarding the separation of the roles of Chairman of the Board and Chief Executive Officer, as the Board believes that the determination of whether to separate or combine the roles depends largely upon the identity of the Chief Executive Officer and the membership of the Board, from time to time. Currently, these roles are separate, although in years past, they have been combined. Our Board is led by Geo. Garvin Brown IV, who serves as Chairman of the Board. In his role as Chairman of the Board, Mr. Brown is responsible for chairing Board meetings, chairing our Annual Meeting of Stockholders, serving on the Executive Committee of the Board, and, importantly, serving as the primary liaison between the Board and our controlling family stockholders. Mr. Brown also serves as a member of the Corporate Governance and Nominating Committee of the Board. In addition to his role as Chairman of the Board, Mr. Brown is a member of the Company's senior management (Executive Vice President), providing executive leadership and planning on strategic and operational matters related to the Board and the Brown family. Paul C. Varga serves as Chairman and Chief Executive Officer of the Company. As Chairman and Chief Executive Officer, Mr. Varga is the Company's highest ranking executive officer, and has ultimate responsibility for the Company's operations and performance. Mr. Varga serves as a member of our Board of Directors and is a member of the Executive Committee of the Board.

Our Board has determined that this leadership structure – having a Brown family member serve as Chairman of the Board, having our Chief Executive Officer serve as a member of the Board, and having a Board composed of independent, Brown family and management directors – is appropriate, given our status as a family controlled company and other relevant circumstances. The Board believes that this structure serves the best interests of the Company and its stockholders because it promotes the Brown family's active oversight, engagement, and participation in the Company and its business, and it publicly confirms the fact that Brown-Forman is controlled by the Brown family. In addition, this structure ensures the Board's accessibility to our Chief Executive Officer's comprehensive knowledge of the Company's business and industry, yet relieves our Chief Executive Officer of the added responsibilities attendant to the position of Chairman of the Board, allowing him to focus more on the Company's business strategy and day-to-day operations than on Board governance matters. Further, we believe that the direct participation on the Board by members of the Brown family supports the Board's management oversight function, due to the long-term ownership perspective of our controlling stockholders.

Board's Role in Risk Oversight. Our Corporate Governance Guidelines require that the Board ensure that appropriate processes are in place for the management of enterprise risk, and our Board considers risk oversight to be an integral part of its role in the Company's strategic planning process. At its meetings, the Board regularly and actively considers how strategic decisions affect the Company's risk profile. While the Board has the ultimate oversight responsibility for the risk management process, the Audit, Compensation, and Corporate Governance and Nominating Committees of the Board play an important role in assisting the Board with its oversight responsibilities.

Specifically, the Board has assigned to the Audit Committee the responsibility to assist it in overseeing the Company's most significant risks – financial and otherwise – and in periodically reviewing whether management is appropriately monitoring and managing those risks. The Audit Committee holds regular discussions with the Company's Chief Executive Officer, Chief Financial Officer, principal accounting officer, General Counsel, and Director of Internal Audit on the Company's enterprise risk management program ("ERMP"). The Board has assigned to the Compensation Committee the responsibility to assist it in overseeing risk related to the Company's compensation policies and practices, and the Board has assigned to the Corporate Governance and Nominating Committee the responsibility to assist it in overseeing risk related to corporate governance, board composition, and succession planning for the Chief Executive Officer and the Chairman of the Board. These committees meet regularly with members of management and outside advisors, as necessary, and provide to the Board regular reports on their risk oversight and mitigation activities. In addition, certain management committees – the Disclosure Controls Committee and the Risk Committee – play an integral role in making sure that risk-related information surfaces to the Board as directly and quickly as possible. The Board believes that its leadership structure is conducive to its risk oversight function.

Communication with our Board. Brown-Forman stockholders and other interested parties may communicate with Brown-Forman's directors, including the non-management directors or the independent directors as a group, by sending written communications to our Secretary, Matthew E. Hamel, at 850 Dixie Highway, Louisville, Kentucky 40210, or by e-mail at Secretary@b-f.com. Written communications will be provided to the individual director or group of directors to whom they are addressed, and copies of such communications will be provided to all other directors.

COMPANY MANAGEMENT.

Brown-Forman has long believed that good corporate governance is essential to the Company's long-term success. We continually evaluate our corporate governance practices in the context of our controlled company status to address the changing regulatory environment and adopt those "best practices" that we believe are best for Brown-Forman.

Code of Conduct and Compliance Guidelines. The Company has adopted the Brown-Forman Code of Conduct and Compliance Guidelines (the "Code of Conduct"), which set forth standards of ethical behavior applicable to all Company employees and directors. The Code of Conduct contains a Code of Ethics for Senior Financial Officers, which details the Company's expectation that all financial, accounting, reporting, and auditing activities of the Company be conducted in strict compliance with all applicable rules and regulations, and in accordance with the highest ethical standards. The Code of Conduct, including the Code of Ethics for Senior Financial Officers, can be found on our website at *www.brown-forman.com/company/governance*.

Disclosure Controls Committee. The Company has a Disclosure Controls Committee, which is composed of members of management. The committee has established controls and procedures designed to ensure that information that may be required to be disclosed publicly is gathered and communicated to the committee and, if required, reported in a timely and accurate manner. The committee is also responsible for developing and implementing procedures to assist the Company in complying with SEC Regulation FD (Fair Disclosure). The committee has implemented a financial review process that enables our Chief Executive Officer and Chief Financial Officer to certify our quarterly and annual financial reports with confidence.

Risk Committee. The Risk Committee, which is composed of members of management, leads the Company's ERMP. The objective of the program is to protect the long-term viability of the Company's business through the identification and management of both the upside and downside potential of risk. Core attributes of the program include the development and implementation of risk management policies and specific corporate governance structures, and the oversight of ongoing processes for identifying, assessing, and prioritizing risk. In support of the program's objectives, the committee is responsible for identifying critical risks facing the Company and assessing the adequacy of measures in place to manage those risks; for communicating the role of all employees in the ERMP; and for integrating the discussion of risk into decision making processes.

OUR CONTROLLING FAMILY STOCKHOLDERS.

Unlike most public companies, Brown-Forman has an engaged family stockholder base with a long-term ownership perspective. We view our status as a publicly traded, family-controlled company as a distinct source of competitive advantage, and we believe that a strong relationship with the Brown family is essential to our growth, independence, and long-term value creation for all stockholders. We therefore actively cultivate our relationship with the Brown family.

Brown-Forman/Brown Family Shareholders Committee. The Brown-Forman/Brown Family Shareholders Committee encourages and provides a forum for open, constructive and frequent dialogue between the Company and its controlling family stockholders. Designed for broad family participation, and including several non-family Company executives, the committee has developed policies and formed working groups to study areas of particular interest to the Brown family, such as family governance, philanthropy, and family members' education and employment at the Company.

Director of Family Shareholder Relations. The Director of Family Shareholder Relations works with Company employees and Brown family members to develop and implement policies and practices designed to further strengthen the relationship between the Company and the Brown family.

Brown Family Member Employees. The Company employs ten Brown family members at various levels. Some Brown family employees participate on Company management committees that oversee various strategic and operational matters. Participation on these committees enables our Brown family employees to contribute their perspectives to important issues facing the Company, as well as provides valuable professional development opportunities.

Compliance with Securities Laws. The Company conducts its interactions with Brown family members in a manner consistent with all applicable securities and disclosure rules and regulations.

ELECTION OF DIRECTORS

This section provides biographical information about our director nominees.

PROPOSAL 1: ELECTION OF DIRECTORS

Election of Directors at the Annual Meeting. There are eleven director nominees on this year's slate. The proxy holders will vote all Class A shares for which they receive a proxy *"FOR"* the election of all director nominees below, except in respect of proxy cards directing them to vote against, or to abstain from voting for, certain or all of the nominees. If any nominee becomes unable to serve before the meeting, the persons named as proxy holders may vote the shares for which they hold proxies for a substitute nominee. As of the date of this Proxy Statement, the Board is not aware of any nominee who is unwilling or unable to serve as director.

Nominees. Set forth below is certain biographical information about our director nominees, including a description of the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a member of our Board, in light of our business and status as a family controlled company. Each of our director nominees currently serves as a director of Brown-Forman.

The Board of Directors unanimously recommends a vote *"FOR"* the election of each of the director nominees.

Name, Age as of the July 26, 2012 Annual Meeting, Term as Director, Current Position, Business Experience, Other Directorships, and Board Qualifications



JOAN C. LORDI AMBLE, 59, director since 2011. Retired in 2011 from American Express as Executive Vice President, Finance; Executive Vice President and Comptroller of American Express Company from 2004 to 2011; Chief Financial Officer and Chief Operating Officer, GE Capital Markets from 2003 to 2004; Vice President and Controller of GE Capital Services from 1994 to 2003. Other Directorships: Ms. Amble joined the board of directors of Booz Allen Hamilton Holding Corporation in June 2012. Ms. Amble has served as a director of Sirius XM Radio (previously XM Satellite Radio Holdings, Inc.) since 2006. From 2009 to 2011, Ms. Amble served as a director of Broadcom.

Ms. Amble's individual qualifications and skills include extensive experience in finance, accounting, operations, financial controls, Sarbanes-Oxley compliance, and risk management. In addition, Ms. Amble brings to the Board international and strategic planning expertise.

Name, Age as of the July 26, 2012 Annual Meeting, Term as Director,
Current Position, Business Experience, Other Directorships, and Board Qualifications



PATRICK BOUSQUET-CHAVANNE, 54, director since 2005. Co-Chairman of Yoostar Entertainment Group, the developer of the Yoostar social video gaming website and interactive entertainment system, since May 2010; President and Chief Executive Officer of Yoostar since 2009; President and Chief Executive Officer from 2008 to 2009 of T-Ink Technologies, Inc., a company specializing in advanced conductive technology applied to ready-to-wear; Group President of The Estée Lauder Companies Inc. from 2001 through 2008; President of Estée Lauder International, Inc., from 1998 to 2001. Prior to joining The Estée Lauder Companies in 1998, Mr. Bousquet-Chavanne served as Executive Vice-President International Operations for Parfums Christian Dior S.A., a division of LVMH. Other directorships: HSNi Corporation.

Mr. Bousquet-Chavanne's individual qualifications and skills include senior management experience at one of the world's leading manufacturers and marketers of branded consumer goods, including experience with branding, licensing, distribution and international expansion. In addition, Mr. Bousquet-Chavanne has experience from Estée Lauder dealing with governance issues relevant to family controlled public companies.



GEO. GARVIN BROWN IV, 43, director since 2006. Joined Brown-Forman as an employee in 1996. Chairman of the Board since 2011; Presiding Chairman of the Board from 2007-2011; Executive Vice President of Brown-Forman Corporation; Senior Vice President and Managing Director of Western Europe and Africa from 2009 to 2011; Vice President and Jack Daniel's Brand Director in Europe and Africa from 2004 to 2008; Director of the Office of the Chairman and Chief Executive Officer from 2002 to 2004.

Mr. Brown's individual qualifications and skills include the business and industry experience he has gained by serving in operational, management and executive positions within the Company, his deep knowledge of corporate governance, and the special perspectives he brings to the Board as a fifth generation Brown family stockholder and as a member of Company senior management.



MARTIN S. BROWN, JR., 48, director since 2006. Partner, Adams and Reese LLP, a law firm, since 2005; Partner, Stokes & Bartholomew, P.A. (a predecessor firm to Adams and Reese LLP) from 1999 to 2005.

Mr. Brown's individual qualifications and skills include twenty years of experience as a lawyer advising clients on mergers and acquisitions, equity securities offerings, and general business matters, as well as commercial lending and general financial services experience. In addition, Mr. Brown brings to the Board his perspective as a fifth generation Brown family stockholder.

Name, Age as of the July 26, 2012 Annual Meeting, Term as Director, Current Position, Business Experience, Other Directorships, and Board Qualifications



BRUCE L. BYRNES, 64, director since 2010. Vice Chairman of the Board for The Procter and Gamble Company (P&G) from 2002 to 2008. Mr. Byrnes retired in 2008 following a 38-year career at P&G, during which he held the following positions: Vice Chairman, Global Brand Building Training from 2007 to 2008; Vice Chairman, Global Household Care Division from 2004 to 2007. Other directorships: Boston Scientific Corporation since 2009, Cincinnati Bell, Inc. since 2003, and Diebold Inc. since 2010.

Mr. Byrnes's individual qualifications and skills include his executive leadership of a global consumer goods company; his expertise in brand building and brand management; financial expertise; international marketing and operational experience and corporate strategy.



JOHN D. COOK, 59, director since 2008. Director Emeritus of McKinsey & Company; Director, McKinsey & Company from 2003 to 2008. Earlier in his career, Mr. Cook worked in brand management at The Procter & Gamble Company, and more recently, held the number two management position at The Kellogg Company.

Mr. Cook's individual qualifications and skills include those gained during his thirty-two-year career advising and managing consumer products companies. He brings to the Board leadership, senior management experience, financial expertise, marketing skills, international expertise, experience with strategic acquisitions and integrations, and a history of shareholder value creation.



SANDRA A. FRAZIER, 40, director since 2006. Founder and Partner, Tandem Public Relations, LLC, since 2005; Public Relations Account Manager at Doe Anderson, Inc., from 2002 to 2005; Project Assistant at Schneider Associates Public Relations from 2000 to 2001. Other directorships: Commonwealth Bank and Trust Company from 2006 to 2010; The Glenview Trust Company since 2011.

Ms. Frazier's individual qualifications and skills include leadership and management skills gained through founding and managing a public relations firm, communication skills, strategic thinking, and community relations experience. In addition, Ms. Frazier brings to the Board her perspective as a fifth generation Brown family stockholder.



WILLIAM E. MITCHELL, 68, director since 2007. Founder and managing partner of Sequel Capital Management, LLC. Chairman of the Board of Arrow Electronics, Inc., from 2006 to 2009, and President and Chief Executive Officer of Arrow Electronics, Inc. from 2003 to 2009. Executive Vice President of Solectron Corporation and President of Solectron Global Services, Inc., from 1999 to 2003. Other directorships: National Semiconductor Corporation from 2010 to 2011; Humana Incorporated since 2009, Rogers Corporation since 1994, and Spansion Inc. since 2011.

Mr. Mitchell's individual qualifications and skills include global business leadership and operations experience, financial expertise, global sales and marketing experience, and experience with global supply chain and distribution strategies for industrial and consumer goods. In addition, Mr. Mitchell has experience as an independent director on other public company boards.



DACE BROWN STUBBS, 65, director since 1999. Private investor. Ms. Stubbs's individual qualifications and skills include extensive service on numerous non-profit and civic boards, investment experience, and her unique perspective as a fourth generation Brown family member.



PAUL C. VARGA, 48, director since 2003, a twenty-five-year employee of Brown-Forman. Company Chairman since August 2007; Chief Executive Officer since 2005; President and Chief Executive Officer of Brown-Forman Beverages (a division of Brown-Forman) from 2003 to 2005; Global Chief Marketing Officer for Brown-Forman Spirits from 2000 to 2003. Other Directorships: Macy's, Inc. since 2012.

Mr. Varga's individual qualifications and skills include his in-depth knowledge of the Company's business, operations and strategy, extensive knowledge of the beverage alcohol industry, sales and marketing expertise, financial expertise, strategic thinking, leadership, management, consensus-building and communication skills.



JAMES S. WELCH, JR., 53, director since 2007, a twenty-three-year employee of Brown-Forman. Vice Chairman, Executive Director of Corporate Affairs, Strategy, Diversity, and Human Resources since 2007; Vice Chairman, Executive Director of Corporate Strategy and Human Resources from 2003 to 2007; Senior Vice President and Executive Director of Human Resources from 1999 to 2003.

Mr. Welch's individual qualifications and skills include the extensive leadership, management and operational experience gained during his tenure as a Company employee, as well as experience with corporate strategy, organizational effectiveness, and public affairs. In addition, Mr. Welch is actively involved in leadership roles on local civic boards.

Family Relationships. No family relationship – first cousin or closer – exists between any two directors, executive officers, or persons nominated or chosen by the Company to become a director or executive officer, except Director Geo. Garvin Brown IV is the nephew of Director Dace Brown Stubbs.

STOCK OWNERSHIP

This section identifies the beneficial owners of more than 5% of our voting stock, as well as the stock ownership of our directors and executive officers.

BENEFICIAL OWNERS OF MORE THAN 5% OF THE COMPANY'S VOTING STOCK.

The table below identifies each beneficial owner of more than 5% of our Class A common stock, our only class of voting stock, as of April 30, 2012. The SEC defines "beneficial ownership" to include shares over which a person has sole or shared voting or investment power. Each of the beneficial owners listed in the table below is either a Brown family member, an entity or trust controlled by Brown family members, or an individual serving as an advisor to a Brown family trust at the request of Brown family members.

The Brown family holds Class A shares in a variety of family trusts and entities, with multiple family members often sharing voting control and investment power as members of advisory committees to the trusts or as owners or officers of the entities. As a result, many of the shares shown in the table below are counted more than once, as they are deemed to be beneficially owned by more than one of the persons identified in the table. Counting each share only once, the aggregate number of shares of Class A common stock beneficially owned by the persons in this table is 39,005,177 shares, or 69.3% of the 56,258,165 Class A shares outstanding as of the close of business on April 30, 2012.

The table below confirms that the Brown family continues its long-standing voting control of Brown-Forman Corporation.

Beneficial Ownership of Class A Common Stock as of April 30, 2012

Name and Address	Amount and Nature of Beneficial Ownership (1) Voting and Investment Power: Sole	Shared	Total	Percent of Class
J. McCauley Brown 850 Dixie Highway Louisville, Kentucky 40210	2,057,842 (2)	5,653,921 (2)	7,711,763 (2)	13.7%
Owsley Brown Family Group (3) Preston Pointe Building 333 East Main Street, Suite 400 Louisville, Kentucky 40210	2,427,369	4,446,226	6,873,595	12.2%
Owsley Brown Frazier Family Group (4) 829 West Main Street Louisville, Kentucky 40202	727,003	5,709,235	6,436,238	11.4%
Avish Agincourt, LLC 829 West Main Street Louisville, Kentucky 40202	0	5,653,921	5,653,921	10.0%
Ina Brown Bond 622 North Ocean Boulevard Delray Beach, Florida 33483	24,660	5,458,977	5,483,637	9.8%
G. Garvin Brown III Family Group (5) 850 Dixie Highway Louisville, Kentucky 40210	1,857,234	2,652,491	4,509,725	8.0%

Name and Address	Amount and Nature of Beneficial Ownership (1) Voting and Investment Power Sole	Shared	Total	Percent of Class
Laura Lee Brown 710 West Main Street, Suite 201 Louisville, Kentucky 40202	2,737,401	1,089,940	3,827,341	6.8%
Martin S. Brown, Sr. 5214 Maryland Way, Suite 404 Brentwood, Tennessee 37027	5,061	3,542,993	3,548,054	6.3%
A. Cary Brown 320 Whittington Parkway, Suite 206 Louisville, Kentucky 40222	507,408	2,811,213	3,318,621	5.9%
River Bend 2011 Limited Partnership 622 North Ocean Boulevard Delray Beach, Florida 33483	0	3,189,906	3,189,906	5.7%
Stuart R. Brown 320 Whittington Parkway, Suite 206 Louisville, Kentucky 40222	207,101	2,906,049	3,113,150	5.5%
Sandra A. Frazier 304 West Liberty Street, Suite 200 Louisville, Kentucky 40202	937,679	2,116,314	3,053,993	5.4%
W.L. Lyons Brown III 320 Whittington Parkway, Suite 206 Louisville, Kentucky 40222	464	2,869,020	2,869,484	5.1%
Dace Brown Stubbs 135 Sago Palm Road Vero Beach, Florida 32963	2,801,574	11,023	2,812,597	5.0%

(1) Based upon information furnished to the Company by the named persons and information contained in filings with the SEC.

(2) For J. McCauley Brown, amounts set forth above reflect voting power only. Mr. Brown holds sole investment power over 264,014 shares of Class A common stock and shared investment power over 6,264,086 shares of Class A common stock.

(3) The Owsley Brown Family Group, which has agreed in principle to act together for the purpose of holding and voting certain shares of Class A common stock reflected in the table, consists of the following members:

Name	Amount and Nature of Beneficial Ownership Investment Power Sole	Shared	Total	Percent of Class
Christina Lee Brown	1,350,397	3,718,868	5,069,265	9.0%
Owsley Brown III	74,029	2,273,216	2,347,245	4.2%
Brooke Brown Barzun	372,899	2,646,070	3,018,969	5.4%
Augusta Brown Holland	630,044	1,846,428	2,476,472	4.4%

The aggregate holdings of the Owsley Brown Family Group listed in the main table refer to shares over which the group members have sole or shared investment power. The group has shared voting power over an aggregate of 5,917,028 Class A shares. Individually, Christina Lee Brown and Owsley Brown III each have shared voting power over 5,913,694 Class A shares, and Brooke Brown Barzun and Augusta Brown Holland each have shared voting power over 5,915,361 Class A shares.

(4) The Owsley Brown Frazier Family Group, which has agreed in principle to act together for the purpose of holding and voting certain shares of Class A common stock reflected in the table, consists of the following members:

	Amount and Nature of Beneficial Ownership Voting and Investment Power			
Name	**Sole**	**Shared**	**Total**	**Percent of Class**
Owsley Brown Frazier	415,514	5,653,921	6,069,435	10.8%
Laura Frazier	147,049	5,657,161	5,804,210	10.3%
Catherine Frazier Joy	164,440	5,705,995	5,870,435	10.4%
OBF 2011 Irrevocable Trust	0	5,653,921	5,653,921	10.0%
ABF Trust f/b/o Owsley Brown Frazier	0	5,653,921	5,653,921	10.0%

(5) The G. Garvin Brown III Family Group, which has agreed in principle to act together for the purpose of holding and voting certain shares of Class A common stock reflected in the table, consists of the following members:

	Amount and Nature of Beneficial Ownership Voting and Investment Power			
Name	**Sole**	**Shared**	**Total**	**Percent of Class**
Campbell P. Brown	943,857	2,652,491	3,596,348	6.4%
Geo. Garvin Brown IV	913,377	2,642,371	3,555,748	6.3%

STOCK OWNED BY DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth as of April 30, 2012, the beneficial ownership of our Class A and Class B common stock of each current director, each director nominee, each executive officer named in the Summary Compensation Table for Fiscal 2012 found on page 43, and of all directors and executive officers as a group. Some shares shown below are beneficially owned by more than one person. As of the close of business on April 30, 2012, there were 56,258,165 shares of Class A common stock and 85,821,802 shares of Class B common stock outstanding. In calculating the aggregate number of shares and percentages owned by all directors and executive officers as a group, which includes shares owned by persons not named in this table, we counted each share only once.

Stock Beneficially Owned by Directors and Executive Officers as of April 30, 2012

	Class A Common Stock (2) Voting or Investment Power			% of	Class B Common Stock (2) Investment Power			% of
Name (1)	Sole	Shared	Total	Class	Sole	Shared	Total	Class
Joan C. Lordi Amble	1,000	0	1,000	*	644 (3)	0	644	*
Donald C. Berg	11,432 (3)	0	11,432	*	116,183 (3)(6)	0	116,183	*
Patrick Bousquet-Chavanne	0	0	0	*	38,528 (3)	0	38,528	*
Geo. Garvin Brown IV	913,377 (4)	2,642,371	3,555,748	6.3%	248,445 (3)(5)(6)	363,691	612,136	*
Martin S. Brown, Jr.	172,982	30	173,012	*	61,100 (3)	7	61,107	*
Bruce L. Byrnes	0	0	0	*	1,260 (3)	0	1,260	*
John D. Cook	0	0	0	*	15,495 (3)	0	15,495	*
Sandra A. Frazier	937,679	2,116,314	3,053,993	5.4%	252,433 (3)	529,078	781,511	*
Richard P. Mayer	4,855	0	4,855	*	48,666 (3)	0	48,666	*
Mark I. McCallum	6,924 (3)	0	6,924	*	64,304 (3)	18	64,322	*
William E. Mitchell	1,000	0	1,000	*	19,097 (3)	0	19,097	*
Kris Sirchio	0 (3)	0	0	*	3,663 (3)	0	3,663	*
Dace Brown Stubbs	2,801,574	11,023	2,812,597	5.0%	730,537 (3)	2,756	733,293	*
Paul C. Varga	73,975 (3)	0	73,975	*	82,779 (3)	0	82,779	*
James S. Welch, Jr.	12,451 (3)	0	12,451	*	91,995 (3)	0	91,995	*
All Directors and Executive Officers as a Group (18 persons, including those named above) (7)	4,943,620 (8)	4,769,738	9,713,358	17.3%	1,888,937 (8)(9)	895,610	2,784,547	3.2%

* Represents less than 1% of the class.

(1) The address for each of the persons named in the table is 850 Dixie Highway, Louisville, Kentucky 40210.

(2) Based upon Company information, information furnished to the Company by the named persons, and information contained in filings with the SEC. Under SEC rules, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or of which the person has the right to acquire beneficial ownership within 60 days (including shares underlying options or stock appreciation rights that are exercisable within 60 days).

(3) Includes the following shares subject to Class B common stock options or stock-settled stock appreciation rights (SSARs) that are currently exercisable or that will become exercisable on or before June 29, 2012 (60 days after April 30, 2012), and Class B deferred stock units that vest over the course of the board year. Performance-based Class A common stock reflected below, over which the named persons have sole voting power, was issued on June 1, 2012 and is not included in the main table:

Name	Class A Restricted Stock	Class B Stock Options	Class B SSARs	Class B Deferred Stock Units
Joan C. Lordi Amble	0	0	0	644
Donald C. Berg	3,638	15,358	71,609	0
Patrick Bousquet-Chavanne	0	572	36,108	1,848
Geo. Garvin Brown IV	0	3,117	6,567	0
Martin S. Brown, Jr.	0	0	14,939	1,026
Bruce L. Byrnes	0	0	0	1,260
John D. Cook	0	0	13,647	1,848
Sandra A. Frazier	0	0	14,939	1,026
Richard P. Mayer	0	6,976	24,590	1,848
Mark I. McCallum	7,579	16,933	47,371	0
William E. Mitchell	0	0	17,410	1,437
Kris Sirchio	1,130	0	3,663	0
Dace Brown Stubbs	0	6,976	18,012	1,437
Paul C. Varga	15,787	0	61,266	0
James S. Welch, Jr.	5,820	15,958	71,786	0

(4) Includes 154,767 shares of Class A common stock pledged as security.

(5) Includes 158,161 shares of Class B common stock pledged as security.

(6) Includes Class B common stock held in the Company's 401(k) plan as of the close of business April 30, 2011, as follows: for Donald C. Berg, 2,623 shares; for Geo. Garvin Brown IV, 6,878 shares.

(7) "All directors and executive officers as a group" includes 18 persons, including those directors and officers named in the table. In calculating the aggregate number of shares and percentages owned by all directors and executive officers as a group, each share is counted only once.

(8) Includes 12,374 Class B deferred stock units held by all directors and executive officers as a group. Shares of Class A restricted stock issued on June 1, 2012, are not included.

(9) Includes 72,940 Class B common stock options and 488,932 Class B common stock SSARs held by all directors and executive officers as a group that are exercisable on or before June 29, 2012 (60 days after April 30, 2012).

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE.

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors, and "beneficial owners" of more than 10% of our Class A common stock to file stock ownership reports and reports of changes in ownership with the SEC. Based on a review of those reports and written representations from the reporting persons, we believe that during fiscal 2012, these persons reported all transactions on a timely basis, except for the following late filings, nearly all of which related to family gifts and estate planning transactions: Form 3 by the Owsley Brown Frazier 2011 Irrevocable Trust; Form 3 by Avish Agincourt LLC; Form 4 by Avish Agincourt LLC reporting a disposition of 614,326 Class B shares; Form 4 by Ina Brown Bond reporting an acquisition of an indirect interest in 3,818 Class A shares and 998 Class B shares held by an LLC; Form 4 by Ina Brown Bond reporting an acquisition of an interest in 1,380 Class A shares held by a trust; Form 4 by Geo. Garvin Brown IV reporting a gift of 580 Class A shares; Form 4 by Geo. Garvin Brown IV reporting the acquisition of an interest in 3,419 Class A shares and 1,513 Class B shares held by a trust; Form 4 by Catherine Frazier Joy and Laura Frazier, each reporting acquisitions by gift of 131,554 Class A shares, 56,380 Class A shares, 117,531 Class B shares and 50,370 Class B shares, all held by a limited liability company; Form 4 by Dace Brown Stubbs, reporting fourteen transfers of interests in Class A and Class B shares held by a limited partnership; Form 5 by J. McCauley Brown with a late report of a family member's purchase of 179 shares.

PROPOSAL 2: AMENDMENT TO RESTATED CERTIFICATE OF INCORPORATION TO INCREASE NUMBER OF AUTHORIZED SHARES OF CLASS A AND CLASS B COMMON STOCK.

General

Our Board of Directors has approved an amendment to the Company's Restated Certificate of Incorporation to authorize an additional 28 million shares of Class A common stock and an additional 300 million shares of Class B common stock. The Board determined that such amendment is advisable and directed that the proposed amendment be submitted to a vote of the Company's Class A and Class B common stockholders at the Company's Annual Meeting of Stockholders. The following discussion is qualified in its entirety by reference to the proposed amendment, a copy of which is attached hereto as Appendix A.

Purpose of the Proposed Amendment

On June 14, 2012, the Board authorized a 3 for 2 stock split (the "Stock Split") for shares of the Company's Class A and Class B common stock, subject to stockholder approval of an amendment (the "Amendment") to the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class A and Class B common stock. Currently, the Company does not have enough authorized shares of Class A common stock or Class B common stock to effect the Stock Split, so the Company is seeking stockholder approval to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of $0.15 par value Class A Common Stock to 85,000,000 from 57,000,000 and increase the number of authorized shares of $0.15 par value Class B Common Stock to 400,000,000 from 100,000,000. Accordingly, the primary purpose of the Amendment is to provide a sufficient number of shares to implement the Stock Split.

Effect of the Proposed Amendment

The Stock Split will be effected as a stock dividend and will require the Company to issue one new share of Class A common stock for each two shares of Class A common stock outstanding and one new share of Class B common stock for each two shares of Class B common stock outstanding. The Stock Split is anticipated to be paid on or about August 10, 2012, to stockholders of record on or about August 3, 2012. Where the amount of stock issuable as a result of the Stock Split is less than one share, cash will be paid in lieu of fractional shares; provided, however, fractional shares will be issued to participants in the Company's Class B common stock fund (ESOP) within the 401(k) plan, Employee Stock Purchase Plan and Dividend Reinvestment Plan. In accordance with the terms of the Company's equity compensation plans, appropriate adjustments will be made to the number of shares of common stock that remain available for issuance under such plans, as well as in the number of shares or other securities and the grant or exercise price of outstanding equity awards. The stock dividend will not be paid on the Company's treasury shares. The shares payable as a result of the Stock Split will have the same rights as the shares in respect of which they are being paid. Holders of our common stock have no preemptive or similar rights to subscribe for or purchase such shares.

If this proposal is approved, the Company will file the Amendment with the Delaware Secretary of State on the dividend record date, on or about August 3, 2012. Following the Amendment and Stock Split, there will remain available as authorized but unissued stock no shares of Class A common stock and approximately 257,721,000 shares of Class B common stock, which shares will be available for issuance for various corporate purposes. The Board of Directors believes that it is prudent for the Company to have an adequate reserve of authorized but unissued shares of Class B common stock so that the Company has the flexibility to meet changing circumstances. However, other than the Stock Split, and except for shares reserved for issuance under existing equity compensation plans, the Board of Directors has no current plans, proposals or arrangements to issue any of the additional shares authorized by the Amendment. The additional authorized shares would provide flexibility for future capital raising efforts, acquisitions and other appropriate corporate transactions, and could have the effect of discouraging a merger, tender offer, proxy contest or other attempt to obtain control of the

Company where the Board of Directors believes such a merger, tender offer, proxy context or other action is not in the best interests of the Company. The additional shares will be available for issuance from time to time at the discretion of the Board of Directors, normally without further stockholder action (except as may be required for a particular transaction by applicable law, requirements of regulatory agencies or by NYSE rules), for any proper corporate purpose.

The Company has been advised that the proposed Stock Split would not result in recognition of gain, loss, or other taxable income by holders of our common stock under existing U.S. Federal income tax laws. The cost basis of each two shares held before the Stock Split will be allocated pro rata among the three shares held as a result of the Stock Split. In addition, the holding period for the additional shares issued pursuant to the Stock Split would be deemed to be the same as the holding period for the original shares of common stock. Because the Company cannot provide tax advice to its stockholders, you should contact your tax advisor with any questions about the tax consequences of the Stock Split. In addition, stockholders who are subject to the tax laws of other jurisdictions are urged to consult their tax advisors regarding any tax consequences of the Stock Split under such laws.

If stockholders dispose of their shares after the Stock Split, they may pay higher brokerage commissions on the same relative interest in the Company because that interest is represented by a greater number of shares. You should consult your broker for assistance with determining whether any increased fees would apply to transactions occurring after the Stock Split.

The Board of Directors has determined it to be in the best interests of the Company and its stockholders to adopt the following resolution to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class A and Class B common stock. Notwithstanding stockholder approval of the Amendment, and without further action by the stockholders, the Board of Directors reserves the right to elect not to proceed with filing the Amendment if the Board determines that it is no longer in the best interests of the Company and its stockholders to proceed with the Stock Split. A majority of the Company's outstanding Class A common stock and a majority of the Company's outstanding Class B common stock must be voted in favor of the Amendment in order for the Amendment to be approved. Class B common stockholders are voting on the increase in the authorized number of shares of Class B common stock only.

RESOLVED, that the first paragraph of Article Fourth of the Company's Restated Certificate of Incorporation be and is hereby amended and restated in its entirety to read as follows:

> FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is Four Hundred Eighty-Five Million (485,000,000) shares, divided into (a) Eighty-Five Million (85,000,000) shares of Class A Common Stock of the par value of Fifteen Cents (15¢) each; and (b) Four Hundred Million (400,000,000) shares of Class B Common Stock of the par value of Fifteen Cents (15¢) each.

The Board of Directors unanimously recommends a vote *"FOR"* the proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class A and Class B common stock.

AUDIT COMMITTEE

This section is a report of the Audit Committee of the Board of Directors. It explains the role of the Audit Committee and sets forth the fees paid to our independent registered public accounting firm.

AUDIT COMMITTEE REPORT.

The Board has delegated to the Audit Committee (the "Committee") responsibility to assist it in overseeing the Company's most significant risks – financial and otherwise – and in periodically reviewing how management monitors and manages those risks. During fiscal 2012, the Committee met with management, including the CEO, CFO, principal accounting officer, the Director of Internal Audit and members of the management Risk Committee, to review management's risk register and confirm that key risks to the Company have been identified and that appropriate mitigation activities are taking place. In addition, during fiscal 2012, risk management was an agenda item for all Committee meetings held in connection with regularly scheduled Board meetings. The Committee reported to the Board the results and findings of all of its enterprise risk oversight activities this past fiscal year.

The Committee is responsible for overseeing the integrity of the Company's financial statements on behalf of the Board. Management is responsible for establishing and maintaining the Company's internal controls, for preparing the financial statements, and for the public reporting process. The Company's internal audit function is responsible for preparing and executing an annual internal audit plan under the supervision of the Director of Internal Audit, who is accountable to the Audit Committee. The independent registered public accounting firm is responsible for performing an audit of the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board and for issuing a report on its audit. The independent registered public accounting firm also reports on the effectiveness of the Company's internal control over financial reporting. The Committee reviews the work of management in respect of these matters and has direct responsibility for retention of the independent registered public accounting firm on behalf of the Board of Directors.

On behalf of the Board, the Committee retained PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm to audit the Company's consolidated financial statements and the Company's internal control over financial reporting for fiscal 2012. The Committee reviewed and discussed with management and the independent registered public accounting firm the audited financial statements as of and for the fiscal year ended April 30, 2012. In addition, the Committee reviewed and discussed with management management's assessment of the effectiveness of the Company's internal control over financial reporting and, with PwC, PwC's evaluation of the Company's system of internal controls. These discussions included meetings with PwC without representatives of management present, and executive sessions with the Director of Internal Audit.

The Committee discussed with PwC matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. PwC provided the Committee with the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board for independent auditor communications with audit committees concerning independence, and the committee discussed with PwC the firm's independence and ability to conduct the audit. The Committee has determined that PwC's provision of audit and non-audit services to the Company is compatible with maintaining auditor independence.

Based on the foregoing, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2012.

AUDIT COMMITTEE
William E. Mitchell, Chairman
Joan C. Lordi Amble
Bruce L. Byrnes
John D. Cook

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

The following table presents the fees the Company incurred for the professional services provided by PwC for fiscal years 2011 and 2012.

	Fiscal Years	
	2011	2012
Audit Fees	$1,355,330 (1)	$1,356,078
Audit-Related Fees	140,650	138,700
Tax Fees	236,963(2)	199,985
All Other Fees	0	0
Total	**$1,732,943**	**$1,694,783**

(1) Includes $30,000 in fees paid in fiscal 2012 related to the sale of the Company's Hopland-based wines.
(2) Includes $38,781 in fees paid in fiscal 2012.

Audit Fees. This category consists of the audit of the Company's annual financial statements included in the Company's Annual Report on Form 10-K, attestation services relating to the report on internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, review of interim financial statements included in the Company's Form 10-Q quarterly reports, services normally provided in connection with statutory and regulatory filings or engagements, and statutory audits required by foreign jurisdictions. For fiscal 2012, this category also included fees related to services performed in connection with the Company's XBRL (eXtensible Business Reporting Language) reporting, as well as Company correspondence with the SEC. All such fees were pre-approved by the Audit Committee in accordance with the policy described below.

Audit-Related Fees. This category consists principally of fees related to the audits of employee benefit plans. All such fees were pre-approved by the Audit Committee in accordance with the policy described below.

Tax Fees. This category consists principally of fees related to international tax planning services. All such fees were pre-approved by the Audit Committee in accordance with the policy described below.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES.

It is the policy of the Audit Committee to pre-approve all audit services and permitted non-audit services (including an estimate of the fees or a range of fees) to be performed for the Company by its registered public accounting firm, subject to the *de minimis* exception for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act. The Audit Committee pre-approved the fiscal 2012 audit and non-audit services provided by PwC. The non-audit services (tax fees) approved by the Audit Committee were also reviewed to ensure compatibility with maintaining the registered public accounting firm's independence. The Audit Committee has delegated to its Chairman the authority to pre-approve proposed audit and non-audit services that arise between meetings, with the understanding that the decision will be reviewed at the next scheduled Audit Committee meeting. During the approval process, the Audit Committee considers the potential impact of the type of service on the independence of the registered public accounting firm. Services and fees must be deemed compatible with the maintenance of the registered public accounting firm's independence, including compliance with SEC rules and regulations. The Audit Committee is prohibited from delegating to management the Audit Committee's responsibility to pre-approve permitted services of our independent registered public accounting firm. Throughout the year, the Audit Committee reviews any revisions to the estimates of fees initially approved.

The Audit Committee has adopted other policies in an effort to ensure the independence of our independent registered public accounting firm. The Audit Committee must pre-approve PwC's rendering of personal financial and tax advice to any of the Company's designated executive officers. In addition, the Audit Committee has a policy that limits the Company's ability to hire certain current and former employees of our independent registered public accounting firm.

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

The Audit Committee has appointed PwC to serve as the Company's independent registered public accounting firm for the fiscal year ending April 30, 2013. Through its predecessor Coopers & Lybrand L.L.P., PwC has served as the Company's auditor continuously since 1933. A PwC representative will attend the Annual Meeting, will be given the opportunity to make a statement should he or she so desire, and will be available to respond to appropriate questions. We know of no direct or material indirect financial interest that PwC has in the Company or any of our subsidiaries, or of any connection with the Company or any of our subsidiaries by PwC in the capacity of promoter, underwriter, voting trustee, director, officer, or employee.

EXECUTIVE COMPENSATION

This section explains our compensation philosophy and how we compensate our Named Executive Officers.

Overview of Compensation Discussion and Analysis.

Objective of the Company's Executive Compensation Program. *The objective of our executive compensation program is to attract, motivate, reward, and retain a diverse team of talented executives to produce sustainable and superior, long-term value for our stockholders.*

Governance. The Compensation Committee of our Board of Directors (the "Committee") is composed of four independent directors. The Committee, with the assistance of its independent compensation consultant, Frederic W. Cook & Co., establishes compensation for our Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers (our "Named Executive Officers" or "NEOs") whose compensation is disclosed in this proxy statement.

Competitive Compensation. To ensure our ability to attract and retain executive talent, we review and compare our compensation practices to those of a group of high-performing brand-building consumer products companies with financial characteristics similar to Brown-Forman's. During each of our fiscal years 2009 through 2012, we observed that the target value of compensation paid to our NEOs was below our targeted market position when compared to the compensation of the companies we use for market compensation analysis. As a result, the Committee has thoughtfully and strategically over time increased the target level of compensation for certain NEOs toward more market-competitive levels.

Compensation Offered. Our NEOs receive a base salary, short-term (one-year) and long-term (three-year) cash incentive compensation, long-term equity incentive compensation (including stock-settled stock appreciation rights and performance-based restricted stock), benefits and limited perquisites that are generally available to all senior executives, and retirement and limited other post-employment compensation and benefits.

Pay-for-Performance. We believe in "pay-for-performance" and link both short-term and long-term incentive compensation to the achievement of performance objectives that are aligned with our corporate strategy. Our long-term business strategy is to be the best brand builder in the spirits industry. We believe that the most significant operational measure of our success is strong and sustained growth in underlying depletion-based operating income, which is the amount of operating profit the Company earns on the number of nine-liter equivalent cases depleted during a fiscal year. "Depletions" are shipments from the Company direct to retail, or from distributors to wholesale or retail customers, and are commonly regarded in our industry as an approximate measure of consumer demand. The chart below describes the performance metrics applicable to compensation granted in fiscal 2012:

Compensation	Measure	Basis of Measurement
Short-Term Cash	Underlying Depletion-Based Operating Income Growth	Growth Relative to Prior Year and Industry Peers
Long-Term Cash	Total Shareholder Return	Relative to Comparator Companies
Stock-Settled Stock Appreciation Rights	Stock Price Growth	Absolute Increase in Stock Price
Performance-Based Restricted Stock	Adjusted Depletion-Based Operating Income Growth	Absolute and Relative to 3-year GDP Growth in our Most Significant Markets

Fiscal 2012 Company Performance. Brown-Forman delivered strong performance for fiscal 2012. The Company reported growth in underlying depletion-based operating income of 9% for fiscal 2012, which was above the weighted average for its beverage alcohol industry competitive set. Total shareholder return for the Company for the three-year period ending in fiscal 2012 was 26%, which was above the S&P 500 average of 19% and above the average of our industry competitive set, which was 21%.

Payouts for Performance-based Compensation. Short-term cash incentives paid for fiscal 2012 were based primarily on the Company's underlying depletion-based operating income growth relative to a target established by the Committee at the beginning of the relevant performance period. The Committee's primary consideration when establishing the target is the performance expectations on this metric for industry competitors, as it is the Company's intent to consistently and sustainably outperform its industry peers. The Company's fiscal 2012 growth in depletion-based operating income of 9% was above the expected average of the industry competitive set of 7%. As a result, short-term cash incentives were paid out at 122% (expressed as a percentage of target). For long-term cash incentives paid in fiscal 2012 (for the three-year performance period that ended at the conclusion of fiscal 2012), Company cumulative total shareholder return over the performance period placed it at the 77th percentile when compared to the S&P Consumer Staples Index. This high relative performance compared to the Index resulted in a payout of 188% of target. Performance-based restricted stock awards that were converted into restricted shares at the conclusion of fiscal 2012 were based on a comparison of the Company's depletion-based operating income growth (on an adjusted basis) over a three-year period to that of the gross domestic product of an index of countries aligned with our current and anticipated business markets. Brown-Forman's growth rate for this particular metric exceeded that of the index by 4 percentage points, resulting in a payout of 107% of target.

Equity Compensation. We use equity-based incentive compensation as a means of aligning the economic interests of our executives with those of our stockholders. We offer our NEOs performance-based restricted Class A common stock and Class B common stock-settled stock appreciation rights (SSARs). The market prices of our Class A and Class B common stock increased during fiscal 2012, which positively affected the value of our executives' accumulated equity-based incentives. Our Class A common stock closing price increased from $70.07 on April 29, 2011 (the last trading day of our fiscal year), to $84.59 on April 30, 2012, and our Class B common stock closing price increased from $71.86 on April 29, 2011, to $86.35 on April 30, 2012.

Compensation-Related Risk. During fiscal 2012, we conducted a comprehensive assessment and evaluation of potential compensation-related risk. Based upon the results, the Company and the Committee concluded that our compensation policies and practices are unlikely to present material risk to the Company. For additional detail on our fiscal 2012 compensation risk assessment, please see page 42.

Impact of 2011 Advisory Votes on Executive Compensation. In 2011, our shareholders voiced overwhelming support for the compensation of our NEOs, with more than 93% of the votes cast approving the "say-on-pay" advisory vote on executive compensation. As a result, the Committee did not believe that any significant changes to the compensation program were needed to address concerns arising from this advisory vote. The Committee considered the results of this vote as one factor in its compensation decisions during fiscal 2012.

Shareholders also recommended that future advisory votes on our executive compensation program be conducted every three years. The Committee has determined to conduct future advisory votes on executive compensation every three years, but reserves the right to conduct votes more frequently in order to seek additional feedback from shareholders. We are not asking shareholders to vote on executive compensation this year.

We believe our executive compensation program effectively supports the Company's operational goals, strategic priorities and objective to deliver superior, sustainable, long-term value to our stockholders.

COMPENSATION DISCUSSION AND ANALYSIS.

Compensation Committee. The Compensation Committee of our Board of Directors assists the Board in fulfilling the Board's duties relating to the compensation of our directors, officers, and employees. The Committee is composed of four directors, each of whom qualifies as an independent director under NYSE listing standards, a "non-employee director" under SEC rules, and an "outside director" under regulations adopted pursuant to Section 162 of the Internal Revenue Code. The Committee has the sole authority, on behalf of the Board of Directors, to determine the compensation of our CEO. The Committee, with input from the CEO, determines the compensation of our other NEOs. The Management Compensation and Benefits Committee and our Human Resources Department support the Committee in the performance of its responsibilities.

Independent Compensation Consultant. The Compensation Committee has engaged Frederic W. Cook & Co. as its independent compensation consultant. The Cook firm reports directly to the Compensation Committee and attends Committee meetings as requested. Under the terms of its engagement, the Cook firm is responsible for providing to the Committee market data on pay practices and trends, advice and recommendations regarding the compensation of the CEO and other NEOs, and a review of our Compensation Discussion and Analysis. The Cook firm also provides independent advice to the Board on director remuneration and is responsible for compiling, on a confidential basis, the responses from directors to its annual questionnaire on Board effectiveness, as well as working with Company management as the Compensation Committee's agent on all matters that fall within the Compensation Committee's purview. The Cook firm provides no other service to the Company or its management. The Company paid the Cook firm $119,894 for services rendered during fiscal 2012.

Compensation Philosophy. The overarching objective of our compensation program is to enable Brown-Forman to attract, motivate, reward, and retain a diverse team of talented executives who will lead the Company to produce sustainable and superior, long-term value for our stockholders. In support of this objective, our compensation program has the following primary goals:

- To reward employees for their efforts in support of the Company's business by offering competitive salaries;
- To align pay with performance by offering annual and long-term incentive compensation that is earned upon the achievement of performance objectives aligned with our strategy; and
- To align the interests of our executives with those of our stockholders through the use of equity-based incentive compensation.

Alignment with Corporate Vision. Our corporate vision is to be the best brand builder in the spirits industry. To achieve our vision, we are focusing on five strategic priorities as we move toward Brown-Forman's 150th anniversary in 2020:

1. Continue to expand the Jack Daniel's family, and make Jack Daniel's the fastest-growing brand in retail sales among the world's largest premium spirits brands.
2. Grow the rest of our portfolio faster than Jack Daniel's.
3. Grow our market value in the U.S. spirits industry as a whole.
4. Grow our business outside the U.S. faster than our business in the U.S.
5. Be responsible in everything we do.

In support of our corporate vision, we include in our incentive compensation programs absolute and relative measures of operational performance and returns to stockholders. With regard to operational performance, we measure depletion-based operating income, which is the amount of operating profit the Company earns on the number of nine-liter equivalent cases depleted during a fiscal year. The payouts under our short-term cash incentive plan and our long-term performance-based restricted stock plan are tied to the Company's depletion-based operating income results. The payouts under our long-term equity and long-term cash compensation plans are tied to long-term stock price growth and total shareholder return, respectively. Through these features, we have aligned our executive compensation plans with our corporate vision and compensate our executives on the performance metrics that give us a comprehensive view of our performance against our strategic priorities.

Compensation Offered. We offer the following compensation and benefits to our NEOs:

- Salary (including a holiday bonus, which we consider part of salary)
- Short-term cash incentive compensation
- Long-term cash incentive compensation
- Long-term equity incentive compensation (including stock-settled stock appreciation rights and performance-based restricted stock)
- Other benefits that are generally available to our U.S. salaried employees
- Limited additional benefits and perquisites
- Retirement and limited other post-employment compensation and benefits

Compensation Not Offered. We purposefully avoid certain pay practices that we believe do not support the objectives of our executive compensation program. As a result, we do not offer our NEOs employment agreements, cash payouts that are not linked to performance, excessive perquisites, tax gross-ups, or severance and/or change in control provisions not generally offered to other senior executives.

No Significant Changes to Executive Compensation Program in Fiscal 2012. The Committee made no significant changes to the Company's executive compensation program during fiscal 2012, as the Committee believed the program to be compatible with the Company's growing and varied business and economic environments, well-aligned with the Company's indicative performance measures, and appropriately correlated with respect to the level of incentive opportunity and the risk orientation considered optimal for the Company's continued success. However, as is done periodically, the Committee commenced a review of the incentive compensation programs at the end of the fiscal 2012, which will be completed in fiscal 2013.

Use of Market Data to Determine Competitiveness of Compensation. We believe that to recruit and retain high-performing executives, our compensation program must be competitive with the compensation opportunities provided by companies with which we compete for executive talent. Therefore, it is the Committee's annual practice to compare the value of Brown-Forman's NEO compensation to compensation data of a comparator group of companies. This analysis is intended to provide a range of market-competitive levels of target compensation as one factor for the Committee to consider in determining the base salaries and target incentive compensation opportunity for the NEOs. The Committee's independent advisor prepares the market analysis by comparing the target value of each element of compensation for Brown-Forman's NEOs to those of the comparator group. The Committee reviews several market data points, with a focus on the statistical median of the comparator group and on a preferred mix of pay suggested by the Committee's independent advisor. The independent advisor uses publicly available sources of compensation data in its analysis of the comparator companies.

The Committee used the following group of comparator companies for market compensation comparisons during fiscal 2012, reflecting an update to the group used the previous year. The changes to the peer group were intended to ensure that the size and structure of the peer companies more closely resembled Brown-Forman.

Campbell Soup Co.	Diageo Plc.	Hansen Natural Corp	Mead Johnson & Co., LLC
Church & Dwight Co., Inc.	Dr. Pepper Snapple Group, Inc.	Harley Davidson Inc.	Molson Coors Brewing Co.
Clorox Co.	Energizer Holdings Inc.	Hershey Co.	Revlon, Inc.
Coach Inc.	Fortune Brands, Inc.	Lorillard, Inc.	J.M. Smucker Co.
Constellation Brands, Inc.	Green Mountain Coffee Roasters, Inc.	McCormick & Co., Inc.	

During its fiscal 2012 assessment of market competitiveness, the Compensation Committee observed that while the NEOs' total compensation opportunities are market competitive, the total value of target compensation for certain of Brown-Forman's NEOs, particularly with regard to long-term incentive compensation, was below what the Committee determined to be a competitive range of the statistical data reviewed for the comparator group. As a result of their review, and considering the past performance and expected future performance of the NEOs, the Committee adjusted target compensation levels toward more market competitive rates.

Fiscal 2012 Target Total Direct Compensation for Our NEOs.

Based on external market compensation data, as well as the performance and expected future contributions of each NEO, the Committee increased the total direct compensation at target of our NEOs for fiscal 2012. The Committee increased the NEOs' target direct compensation in a manner that aligns with our pay-for-performance philosophy by proportionally increasing long-term incentive compensation, which generally was the element most significantly below market data. The chart below shows the annualized target total direct compensation for each of our NEOs in fiscal 2012 versus fiscal 2011, and the percentage increase of each component:

Fiscal 2012 versus Fiscal 2011 NEO Target Total Direct Compensation

	Year	Salary and Holiday Bonus (1)	% Increase	Short-Term Incentive Cash at Target	% Increase	Long-Term Incentive Cash Target	% Increase	Total Target	% Increase
Paul C. Varga	2012	$1,080,000	3%	$1,250,000	0%	$3,000,000	11%	$5,330,000	7%
	2011	1,050,000		1,250,000		2,700,000		5,000,000	
Donald C. Berg	2012	572,917	3%	400,000	0%	700,000	12%	1,672,917	6%
	2011	557,292		400,000		625,000		1,582,292	
James S. Welch, Jr.	2012	572,917	3%	300,000	0%	700,000	12%	1,572,917	6%
	2011	557,292		300,000		625,000		1,482,292	
Mark I. McCallum	2012	572,344	3%	400,000	0%	725,000	12%	1,697,344	6%
	2011	556,875		400,000		650,000		1,606,875	
Kris Sirchio (2)	2012	566,458	4%	270,000	0%	400,000	0%	1,236,458	2%
	2011	546,146		270,000		400,000		1,216,146	

(1) Salary and holiday bonus are based on the one-year period beginning on August 1. Other compensation elements are based on our fiscal year beginning May 1.

(2) Kris Sirchio was not a Named Executive Officer in fiscal 2011.

Principal Elements of Compensation.

Base Salary. Each year the Committee determines the salary for the CEO, and reviews and approves the salaries of the other NEOs and executive officers. We pay our NEOs a salary as a means of recognizing their significant responsibilities and compensating them for their daily efforts. It has been our practice to offer our NEOs an attractive salary that is within a competitive range informed by the market data using the methodology described above. Annually, the Committee determines any increase or decrease to the NEOs' salaries based on a review of competitive salaries externally and the results of individual performance assessments. Salary changes generally take effect on August 1 of each fiscal year.

We offer a holiday bonus, which we consider part of salary. It is paid in cash near the end of each calendar year and is calculated as follows:

Length of Continuous Service	Amount of Holiday Bonus
3 months but less than 6 months	1/8 of monthly salary
6 months but less than 5 years	1/4 of monthly salary
5 years but less than 10 years	3/8 of monthly salary
10 years or more	1/2 of monthly salary

The salaries, including holiday bonus, earned by our NEOs during fiscal 2012 are set forth under the heading "Salary" in the Summary Compensation Table found on page 43.

Incentive Compensation. We provide our executives with both short-term (annual) and long-term performance-based incentive compensation opportunities.

2004 Omnibus Compensation Plan. Our stockholders have approved the Brown-Forman 2004 Omnibus Compensation Plan (the "Plan"), an incentive compensation plan designed to reward participants for individual and Company performance results. Officers, employees, and non-employee directors of the Company, its subsidiaries and affiliates are eligible to receive awards under the Plan. The Plan permits awards in the form of cash, stock options, stock appreciation rights, stock, restricted stock, market value units, and performance units. All short-term and long-term incentive compensation paid by the Company is administered pursuant to the terms and conditions of the Plan.

Short-Term Incentive Compensation. We provide our NEOs with a short-term (annual) cash incentive compensation opportunity. Short-term incentive compensation is performance-based, and payout is dependent on the achievement of certain goals related to Company and individual performance during the fiscal year. Within 90 days following the start of each fiscal year, the Committee determines the short-term performance goals and target cash opportunity for each NEO. These target amounts are listed in the Grants of Plan-Based Awards Table as "STC" on page 45.

To ensure deductibility of short-term incentives for our top executives as performance-based compensation under Internal Revenue Code Section 162(m), the Committee established an annual incentive bonus pool, which for fiscal 2012, was equal to 2% of operating income if the Company achieved operating income of at least $300 million during the fiscal year, adjusted for extraordinary items. The Committee allocated the annual incentive bonus pool 40% to the CEO, and a maximum of 10% to each of the remaining NEOs, and reserved the right to adjust downward (but not upward) any award produced by this formula. For fiscal 2012, the Committee exercised downward discretion in determining the short-term incentive compensation payable to each NEO, and in all cases, amounts paid were less than the maximum amounts deemed earned under the bonus pool approach.

Upon achievement of our operating income goal and funding of our bonus pool, the Committee used the following method to determine the final short-term cash incentives awarded to the NEOs. For short-term incentive awards granted to NEOs in fiscal 2012, 80% of the target award was subject to adjustment based on corporate performance, while the remaining 20% was subject to adjustment based on individual performance. Each component is subject to a performance adjustment factor of 0% to 200%. Once performance adjustment factors are applied to each component (corporate performance and individual performance), the two components are added together to determine the total short-term incentive payment. Therefore, the total value of short-term incentives may vary between 0% and 200% of target.

We believe that the practice of basing the majority of short-term incentive awards for NEOs on the performance of the Company as a whole is appropriate and reflects the collective accountability of our senior-most executives for the performance of the enterprise. We also believe that basing a lesser but meaningful portion of the short-term incentive on individual performance allows the Committee to retain flexibility to differentiate awards among NEOs based on their individual achievements during the year. We believe that this level of available differential pay aligns with our pay-for-performance strategy while preventing our NEOs from being encouraged to take unnecessary risks.

A NEO forfeits his or her short-term incentive compensation if he or she voluntarily terminates employment or is discharged for cause during the fiscal year. For executives who leave the Company voluntarily at or after age 55 with at least five years of service (considered to be retirees), short-term incentive compensation is pro-rated based on length of service during the performance period, and is paid at the same time and in the same manner as to active employee participants.

Company Performance (80% of Award). For fiscal 2012, the corporate performance goal for the NEOs and other Plan participants was based on the Company's underlying depletion-based operating income growth. The Committee's primary consideration when establishing the target is the Company's expectations of the performance of its industry competitors on this metric, as it is the Company's intent to consistently and sustainably outperform its industry peers. The Committee also considered the Company's historical depletion-based operating income trends and the Company's outlook for fiscal 2012 performance. The fiscal 2012 short-term performance goals were determined by the Committee, with input from the Management Compensation and Benefits Committee, and were as follows:

Fiscal 2012 Short-Term Incentive Compensation Performance Goals

Attainment Point	Underlying Depletion-Based Operating Income (1)	Depletion-Based Operating Income Growth Over Prior Year	Payout (2)
Maximum	$820.6	14%	200%
Target	$770.2	7%	100%
Threshold	$719.8	0%	0%

(1) Dollars in millions.

(2) Payout represents a percentage of target. Payout between two points is interpolated using a straight line method.

To determine underlying depletion-based operating income achieved for purposes of the Plan, the Committee reviewed reported operating income and chose to make several adjustments. Reported operating income was decreased to reflect shipments in excess of depletions and increased to exclude the negative impact of foreign exchange during the fiscal year. The Committee also chose to exclude the positive and negative impact of certain items associated with discontinued businesses. Based on this review process, the Committee determined that, for purposes of the Plan, the Company achieved underlying depletion-based operating income of $781.5 million for fiscal 2012. This resulted in a Company performance multiplier of 122% of target.

Individual Performance (20% of Award). For the 2012 fiscal year, individual performance objectives for the NEOs consisted of qualitative and quantitative goals established to support the achievement of the Company's strategic priorities. Payout levels for the individual portion of the short-term incentive are based on the following guidelines for aligning performance and compensation.

Performance	Payout as a Percentage of Target
Superior	176% – 200%
Above Target	126% – 175%
On Target	76% – 125%
Below Target	Up to 75%
Immediate Improvement Required	No incentive paid

Chief Executive Officer. Individual performance objectives for our Chief Executive Officer were established by the Compensation Committee and included goals pertaining to the performance of the Company in relation to our annual plan, the strategic positioning of the Company, the ongoing development of our leadership team, and effective communication with our Board of Directors.

Other NEOs. Individual performance objectives for the remaining NEOs were based on recommendations from the CEO and were approved by the Committee.

- **Donald C. Berg** *(EVP, Chief Financial Officer).* Mr. Berg's individual performance objectives related to Brown-Forman's financial performance, leadership of our Acquisition and Disposition Committee, maintaining excellent financial controls, superb capital structure planning, and the continued development of our talent within the functions under his leadership.
- **James S. Welch, Jr.** *(Vice Chairman).* Mr. Welch's individual performance objectives included the leadership of Brown-Forman's ongoing strategy development, measurable efforts to enhance our workforce diversity and inclusion, progress on our human resources strategies with a particular focus on talent development and organizational capabilities, and efforts to continually enhance our corporate reputation through media, government, and community relations.
- **Mark I. McCallum** *(EVP, Chief Operating Officer).* Mr. McCallum's individual performance objectives included financial and operational performance goals in geographic markets reporting to Mr. McCallum, the execution of revised business models in some markets, and portfolio development initiatives in various geographic markets.
- **Kris Sirchio** *(EVP, Chief Marketing Officer).* New to the NEO group for fiscal 2012, Mr. Sirchio's individual performance objectives included the development of global brand plans, continuation of our innovation activities, enhancements in our marketing communications, and the continued development of talent within the functions under his leadership.

Please see the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for Fiscal 2012 found on page 43 for the amounts paid to NEOs in short-term incentive compensation for fiscal 2012.

Long-Term Incentive Compensation. We provide our NEOs with a long-term incentive compensation opportunity as part of their total compensation package. Long-term incentives are intended to focus our executives on the Company's long-range strategic goals, including sustainable growth and performance of our brands and superior returns to our stockholders. Long-term incentives also serve as a retention mechanism and equity-building opportunity for our executives.

To ensure deductibility of long-term incentives for our top executives as performance-based compensation under Internal Revenue Code Section 162(m), the Committee established a long-term incentive bonus pool, which for the three-year performance period fiscal 2012 through fiscal 2014 was equal to 2% of operating income if the Company achieved $900 million of cumulative operating income, adjusted for extraordinary items. The Committee allocated the bonus pool 40% to the CEO, and a maximum of 10% to each of the remaining NEOs, and reserved the right to adjust downward (but not upward) any long-term incentive award produced by this formula.

The long-term incentive compensation opportunity for the NEOs is generally determined in accordance with the following process: The total long-term incentive for each NEO is initially determined as a dollar value (target). Twenty-five percent (25%) of this target value is allocated to each of: long-term cash, stock-settled stock appreciation rights ("SSARs"), and performance-based restricted stock. These three long-term incentive elements were chosen to provide our NEOs with a balanced incentive to grow the business (as measured by depletion-based operating income) and increase value to shareholders (as measured by the prices of our Class A and Class B common stock). The Committee has discretion with regard to the allocation of the remaining 25% of the award, which it exercises by considering each NEO's preference, total equity holdings, and career stage. To provide flexibility in retirement planning, executives who are over 62 or who will attain age 62 during the fiscal year, are not required to have an equity component to their long-term incentive compensation award and instead may receive 100% of their award in the form of performance-based cash. None of our NEOs attained age 62 during our 2012 fiscal year.

Performance-Based Cash Opportunity. Long-term cash incentives are granted during the first 90 days of each fiscal year and provide the NEOs with an opportunity to earn a cash-based incentive award for achievement of long-term performance results. Long-term cash incentives granted in fiscal 2012 have a three-year performance period and will be paid shortly following the completion of fiscal 2014. The target amounts of these awards are set forth in the Grants of Plan-Based Awards Table labeled as "LTC" on page 45.

For long-term cash incentives granted in fiscal 2012, the Committee will determine the payout under the award based on a comparison of the three-year cumulative total shareholder return of Brown-Forman's Class B common stock with that of the consumer products and retail companies that constitute the S&P Consumer Staples Index at the end of the three-year performance period. The Committee established a payout scale that correlates Brown-Forman's percentile rank against the comparator group on three-year cumulative total shareholder return to a specific payout level ranging from 0% to 200% of the participant's target cash award, with target performance and payout set at the 55th percentile rank versus the group. The threshold level of performance (the point at which no incentive is paid) is set at the 30th percentile rank versus the group. The maximum performance level (the point at which 200% of the target award is paid) is set at the 80th percentile rank versus the group. This payout scale was designed so that payouts at the target and maximum amounts would be earned only when our performance exceeds that of the comparator group, in alignment with our pay-for-performance strategy. Stock prices used for comparison will be the average closing stock prices over the sixty trading days immediately preceding the start of the performance period and the final sixty trading days of the performance period, in order to mitigate the impact of unusual stock price volatility on incentive payouts.

The following companies comprised the S&P Consumer Staples Index as of April 30, 2012:

Altria Group Inc.	ConAgra Foods Inc.	Hormel Foods Corp.	Procter & Gamble Co.
Archer Daniels Midland Co.	Constellation Brands Inc. (Cl A)	J.M. Smucker Co.	Reynolds American Inc.
Avon Products Inc.	Costco Wholesale Corp.	Kellogg Co.	Safeway Inc.
Beam, Inc.	CVS Caremark Corp.	Kimberly-Clark Corp.	Sara Lee Corp.
Brown-Forman Corp. (Cl B)	Dean Foods Co.	Kraft Foods Inc.	SUPERVALU Inc.
Campbell Soup Co.	Dr Pepper Snapple Group Inc.	Kroger Co.	Sysco Corp.
Clorox Co.	Estée Lauder Cos. (Cl A)	Lorillard Inc.	Tyson Foods Inc. (Cl A)
Coca-Cola Co.	General Mills Inc.	McCormick & Co. Inc.	Wal-Mart Stores Inc.
Coca-Cola Enterprises Inc.	H.J. Heinz Co.	Molson Coors Brewing Co. (Cl B)	Walgreen Co.
Colgate-Palmolive Co.	Hershey Co.	PepsiCo Inc.	Whole Foods Market Inc.

For long-term cash incentives paid in fiscal 2012 (for the three-year performance period that ended at the conclusion of fiscal 2012), Brown-Forman's cumulative total shareholder return over the performance period placed it at the 77th percentile when compared to the S&P Consumer Staples Index. This high relative performance when compared to the Index resulted in a payout of 188% of target.

An executive typically forfeits long-term cash incentives if he or she voluntarily terminates employment prior to retirement eligibility or is discharged for cause. Long-term cash incentive compensation is pro-rated and paid to NEOs who voluntarily leave the Company at or after age 55 with at least five years of service (considered to be retirees) at the same time and in the same manner as to active employee participants.

Please see the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for Fiscal 2012 on page 43 and the Grants of Plan-Based Awards Table for Fiscal 2012 on page 45 for more information on the cash portion of the long-term incentive compensation we pay to our NEOs.

Performance-Based Restricted Stock. We award our NEOs and certain other executives with shares of Class A common stock through our performance-based restricted stock plan. Performance-based restricted stock awards are subject to a three-year performance period followed by a one-year restriction period. The performance metric applied to the awards is a comparison of the compound annual growth rate in the Company's depletion-based operating income (on a reported basis) over a three-year period, to that of the gross domestic product reported by the International Monetary Fund ("IMF") of a set of countries identified by the Committee (and which are aligned with our current and anticipated business markets). For performance-based restricted stock awards granted in fiscal 2012, the set of countries against which our performance will be measured is a custom-weighted comparator group ("the index") consisting of the IMF Advanced Economies Index (weighted at 85%) and the IMF Emerging and Developing Economies Index (weighted at 15%). The measurement of growth in reported depletion-based operating income relative to economic growth in certain national economies is intended to isolate the aspect of Brown-Forman's performance that is attributable to our efforts and not a result of economic changes in the countries where we do business.

The Committee determined that if Company performance exceeds the index by 3.5% on a compound annual basis over the three-year performance period, a payout of 100% of target will be earned. A payout of 50% of target will be earned when our performance is less than or equal to that of the index. The maximum level of performance (150% of target payout) will be earned when our performance exceeds the index by 7% on a compound annual basis over the three-year performance period. The following chart illustrates the range of payouts available under the performance-based restricted stock plan and the level of performance required to achieve each payout level. This range of payouts (50% to 150% of target) was chosen to support our goals of pay-for-performance and increased NEO equity ownership on the one hand, while discouraging unnecessary risk-taking behavior on the other.

Attainment Point	Brown-Forman Operating Income Growth above GDP Index	Payout
Maximum	7%	150%
Target	3.5%	100%
Threshold	0%	50%

Payout between two points is interpolated using a straight line method.

At the end of each three-year performance period, the Committee determines the level of performance achieved and the resulting payout factor, which is applied to each NEO's target award value. The resulting value is adjusted upward to account for dividends paid during the second and third years of the performance period. The number of restricted shares issued is calculated using the closing price of

Class A common shares on the date of grant (at the beginning of the three year performance period). The Committee chose this calculation method to ensure that our NEOs remain exposed to changes in stock price and dividends issued during the performance period, consistent with the goals of our long-term incentive plan.

At the conclusion of the three-year performance period ending in fiscal 2012, we observed that the compound annual growth rate for the IMF Advanced Economies Index was 1.7%, while the IMF Emerging and Developing Economies Index experienced compound annual growth of 9.8%. Applying a weighting of 85% to the IMF Advanced Economies Index and a 15% weighting to the IMF Emerging and Developing Economies Index resulted in a 2.9% compound annual growth rate for the combined indices. During this same period, the Company's depletion-based operating income (on a reported basis) grew at a compounded annual growth rate of 6.9%, exceeding the combined indices by 4 percentage points and resulting in a payout of 107% of target. This payout level was used to adjust the number of restricted shares issuable to our NEOs. These restricted shares were issued on June 1, 2012, are subject to a restriction period that ends on April 30, 2013. The restricted shares issued under this plan can be found in the Outstanding Equity Awards at 2012 Fiscal Year End Table on page 46.

Stock-Settled Stock Appreciation Rights. Stock-settled stock appreciation rights ("SSARs") allow our NEOs to receive the value of the appreciation of our Class B common stock experienced between the grant date and the exercise date. SSARs are granted annually on the date of the Company's Annual Meeting of Stockholders, which is typically held in late July. The number of Class B common SSARs awarded to our NEOs for fiscal 2012 was determined by dividing the dollar value of the long-term incentive compensation opportunity designated for SSARs by the Black-Scholes value of a SSAR as of the close of trading on the date of grant, July 28, 2011, or $14.98. SSARs become exercisable on the first day of the third fiscal year following the grant date, and are exercisable for seven fiscal years thereafter (i.e., SSARs granted July 28, 2011, are exercisable May 1, 2014, and expire on April 30, 2021). For more information on the SSARs awarded for fiscal 2012, please see the Grants of Plan-Based Awards Table and Outstanding Equity Awards at 2012 Fiscal Year End Table, set forth on pages 45 and 46, respectively.

Employee Benefits and Perquisites. We provide our NEOs with certain employee benefits that are available to nearly all salaried employees, including Company-paid group term life insurance equal to two times target cash compensation, travel accident insurance, Company matching contributions to a 401(k) savings plan, medical and dental plans, and a pension that grows with each added year's service and pay. In addition, we provide our NEOs and certain other executives with additional benefits, including a leased automobile, automobile insurance, and limited reimbursement of financial planning expenses. We purchase tickets to sporting and entertainment events for business outings with customers and suppliers. If the tickets are not used for business purposes, employees (including the NEOs) may use the tickets at no incremental cost to the Company. We believe these benefits further our goal of attracting and retaining a diverse team of talented executives. We occasionally invite the NEOs and their spouses to certain events, including retirement celebrations, award dinners, and the like. We believe these events provide valuable opportunities for our senior executives to establish and develop relationships with our directors, long-term stockholders, employees, and each other, furthering our objective of having a strong and cohesive management team. For more detail on these benefits, please see the "All Other Compensation" column of the Summary Compensation Table for Fiscal 2012 found on page 43.

Brown-Forman Corporation Non-qualified Savings Plan. The Brown-Forman Corporation Non-qualified Savings Plan allows our NEOs to make pre-tax deferrals of up to 50% of base salary (including holiday bonus) and up to 75% of short and long-term cash incentives. Participants in the plan may notionally invest their plan balances in mutual funds within generally the same asset classes available to participants in our qualified 401(k) savings plan. In the event a participant's deferrals into the plan reduce the participant's taxable compensation that would otherwise be considered 401(k)-eligible pay upon which Company matching in the 401(k) is calculated, the Company will contribute to the plan to make up for any lost match under the Company's 401(k) plan. Although the non-qualified plan allows for discretionary contributions by the Company, the Company currently does not intend to make discretionary contributions to the plan and made none during fiscal 2012. All deferrals to the plan, and the Company's contributions to it, are 100% vested when made, as are any deemed earnings related to those contributions. The benefits owed under the plan will be general unsecured obligations of the Company. The Company will not be entitled to an income tax deduction on the benefits owed under the plan until the benefits become taxable to the participants, which generally will be when the benefits are actually paid. Benefits accumulated under the plan will be payable at either a participant-selected date at least two years after a contribution is made, or after a participant's termination of employment. Amounts payable after termination are payable in a lump sum six months after termination, except in the case of retirement, where the form of payment (lump sum or installments of up to 10 years) and the time of payment (up to 10 years after retirement) will be elected by the participant. The Non-qualified Deferred Compensation Table for Fiscal 2012 on page 50 contains information on NEO activity in this plan during fiscal 2012, including employee contributions, gains and losses attributable to the change in market value of the notional investments, and any payments to our NEOs.

Post-Termination Compensation and Benefits. We maintain both tax-qualified retirement plans and non-qualified supplemental restoration retirement plans. Most salaried employees, including all of our NEOs, participate in the Salaried Employees Retirement Plan. This plan provides monthly retirement benefits based on age at retirement, years of service, and the average of the five highest consecutive calendar years' compensation during the final ten years of employment. These retirement benefits are not offset by Social Security benefits and are assumed for actuarial purposes to be payable at age 65. A participant's interest vests after five years of service. Please see the Pension Benefits Table on page 49 for additional information.

Federal tax law limits the benefits we might otherwise pay to key employees under "qualified" plans such as the Salaried Employees Retirement Plan. Therefore, for certain employees, including our NEOs, we maintain a non-qualified Supplemental Executive Retirement Plan, which provides retirement benefits to make up the difference between a participant's accrued benefit calculated under the Salaried Employees Retirement Plan and the ceiling imposed by federal tax law. The plan also provides accelerated vesting of a portion of retirement benefits for certain key employees who join us mid-career.

We maintain a qualified 401(k) savings plan for most salaried employees, including our NEOs. Subject to a maximum the IRS sets annually, most participants in our 401(k) savings plan may contribute between 0% and 50% of their compensation (defined as salary and annual incentives) to their savings plan accounts, although highly compensated employees, including our NEOs, are limited to contributions of between 0% and 16% of their compensation. The Company's match of a participant's contribution is currently 100% of the first 5%, up to the maximum level of income recognized under Internal Revenue Code section 401(a)(17), and vests fully after four years of service.

Compensation Policies and Practices.

Deductibility of Compensation. Section 162(m) of the Internal Revenue Code limits to $1 million the amount of annual compensation expense the Company may deduct when paid to a NEO unless the compensation is "performance-based" and paid under a formal compensation plan that meets the Internal Revenue Code's requirements. We took appropriate steps in defining performance measures under our 2004 Omnibus Compensation Plan to assure the deductibility of compensation paid to NEOs under the Plan. To maintain flexibility, we have no policy requiring that all NEO compensation be fully deductible. However, the Committee expects the Company to be able to deduct all fiscal 2012 compensation paid to our NEOs, with the exception of $72,800 of salary paid to our CEO.

Equity Award Grants. We have an equity award grant policy that requires the grant date of any award to be the date of the applicable Committee or Board meeting at which such award was approved, and the grant price to be the closing price of the relevant class of our common stock on the grant date. We do not have a program, plan or practice of timing equity award grants in conjunction with the release of material non-public information (or vice-versa). We have never re-priced or back-dated options or SSARs granted under any of our equity compensation plans, and our 2004 Omnibus Compensation Plan specifically prohibits these practices.

Source of Plan Shares. Under the terms of the Plan, we try to limit the source of shares delivered to participants under the Plan to those purchased by the Company from time to time on the open market (at times in connection with a publicly announced Share Repurchase Program), in private transactions, or otherwise. If we determine that the timing of such purchases may unduly affect the market price of the shares, the purchases may be spread over a period of time sufficient to minimize such effect. We may use newly-issued shares to cover exercises or redemptions of awards under the Plan, and then purchase an equal number of shares on the open market or otherwise as quickly as is reasonably practicable thereafter. This practice minimizes long-term dilution to our stockholders.

Margin Sales, Derivative Transactions Prohibited. The Company's Code of Conduct prohibits employees and directors from selling Brown-Forman securities that they do not own (a "short sale"), purchasing shares on margin, and holding shares in a margin account. Employees and directors are also prohibited from engaging in transactions involving exchange-traded options (puts, calls, or other derivative securities based on Brown-Forman securities).

Conclusion. We believe that our executive compensation program continues to successfully attract, motivate, reward, and retain a team of talented and diverse executives and key employees, both in the United States and around the world, who will lead us to achieve our goal of being the best brand builder in the spirits industry and enable us to deliver sustainable and superior value to our stockholders over time.

COMPENSATION COMMITTEE REPORT.

We, the Compensation Committee of the Board of Directors of Brown-Forman Corporation, have reviewed and discussed with Company management the Compensation Discussion and Analysis set forth above, and based on such review and discussion, have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE
Patrick Bousquet-Chavanne, Chairman
Richard P. Mayer
John D. Cook
William E. Mitchell

COMPENSATION RISK ASSESSMENT.

To determine the level of risk arising from our compensation policies and practices, the Company conducted a thorough risk assessment and evaluation process during fiscal 2012 with oversight by the independent advisors to the Compensation Committee, the committee members, and our internal auditors. The risk assessment was based on a framework provided by the independent advisors to the Compensation Committee and examined the compensation programs applicable to all of our employees, not just our NEOs. We evaluated areas of potential compensation-related risk and considered suggested practices intended to mitigate that risk. Based upon the affirmative responses to the questions set forth below, as well as other qualitative and quantitative results, the Company and the Compensation Committee concluded that our compensation policies and practices are not reasonably likely to provide an incentive for behavior that could have a material adverse effect on the Company.

Risk Category	Evaluation Criteria
Strategic Risk	• Are performance metrics and measurement periods well-aligned with the Company's business strategy and objective for long-term value creation for stockholders? • Is the Committee aware of the Company's risk tolerance profile, and does it have the ability to identify behaviors or performance outcomes that are excessive or contrary to the Company's long-term strategy?
Cultural Risk	• Does the Company have a strong set of corporate values that emphasize ethical behavior, actions that contribute to building long-term value (rather than short-term performance), teamwork and individual sacrifice for common good, the importance of non-financial and strategic performance, and investment in people and infrastructure?
Governance Risk	• Is the Compensation Committee independent? Do members have an appropriate level of expertise? • Does the Committee have access to and receive input from an independent and proactive compensation consultant?
Pay-Mix Risk	• Does the Company have reasonable, market-competitive salaries? • Does the Company have a balanced mix of annual and longer-term incentive opportunities? • Does equity compensation make up an appropriate portion of total pay, sufficient to align the executive's economic interest with those of long-term stockholders?
Performance Measurement Risk	• Do incentive opportunities relate primarily to the performance of the Company as a whole for senior-level executives? • Do incentive programs reward a mix of different performance measures that consider all aspects of the Company's financial health? • Does the Compensation Committee have a rigorous process for establishing goals and evaluating CEO performance?
Risk Management	• Do executives in charge of risk management have direct access to the Compensation Committee for pay-risk assessments?
Other Compensation Risk	• Do executives have reasonable severance arrangements, rather than severance packages that would offset or mitigate the consequences of poor performance or risky behavior? • Do the Company's compensation programs hold management accountable for results after retirement through continued rather than accelerated vesting of unvested awards upon retirement?

SUMMARY COMPENSATION TABLE FOR FISCAL 2012.

The following table sets forth the compensation paid or accrued by the Company for the fiscal year ended April 30, 2012, as required to be calculated under SEC rules, for services rendered in all capacities by our Chief Executive Officer, our Chief Financial Officer, and our three other most highly compensated executive officers as of the end of the fiscal year (the "Named Executive Officers" or "NEOs").

Fiscal 2012 Summary Compensation Table

Name and Principal Position	Year	Salary ($) (3)	Bonus ($) (4)	Stock Awards ($) (5)	SSAR/ Option Awards ($) (6)	Non-Equity Incentive Plan Compensation ($) (7)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (8)	All Other Compensation ($) (9)	Total ($)
Paul C. Varga	2012	1,072,800	—	1,200,000	900,000	3,214,340	1,729,505	33,605	8,150,250
Chairman and Chief	2011	1,039,250	—	810,000	1,080,000	2,918,750	1,199,323	33,259	7,080,582
Executive Officer	2010	1,005,208	—	651,000	577,328	3,684,059	1,742,816	35,189	7,695,600
Donald C. Berg	2012	569,167	—	280,000	196,000	881,200	681,036	30,974	2,638,377
Executive Vice President and	2011	553,542	—	250,000	156,250	843,000	390,827	30,731	2,224,350
Chief Financial Officer	2010	541,667	—	150,000	212,844	793,304	681,830	31,427	2,411,072
James S. Welch, Jr.	2012	569,167	—	280,000	210,000	646,800	541,999	29,161	2,277,127
Vice Chairman (1)	2011	554,792	—	187,500	250,000	735,000	330,209	28,979	2,086,480
	2010	546,875	—	240,000	186,238	885,800	662,352	32,239	2,553,504
Mark I. McCallum	2012	568,594	—	253,750	217,500	780,150	361,466	29,961	2,211,421
Executive Vice President and	2011	554,375	—	162,500	162,500	859,000	222,447	29,674	1,990,496
Chief Operating Officer	2010	546,563	—	312,500	138,572	973,000	249,813	33,063	2,253,511
Kris Sirchio (2)	2012	557,708	—	132,000	132,000	675,866	93,500	30,352	1,621,426
Executive Vice President and									
Chief Marketing Officer									

(1) Mr. Welch's full title is Vice Chairman, Executive Director of Corporate Affairs, Strategy, Diversity, and Human Resources.

(2) Mr. Sirchio was not a Named Executive Officer for fiscal years 2010 and 2011; therefore, information for 2010 and 2011 is not provided.

(3) Salary includes holiday bonus. Salary increases typically take effect August 1 of each year (even though the Company's fiscal year runs May 1 to April 30).

(4) NEOs do not receive non-performance based compensation that would be considered a "Bonus" under SEC regulations.

(5) In accordance with SEC rules, included in the "Stock Awards" column is the aggregate grant date fair value of restricted stock granted during the respective fiscal years, calculated in accordance with FASB ASC Topic 718. Awards subject to performance conditions are calculated based on the probable outcome of the performance condition as of the grant date for the award (performance at target). SEC rules also require us to disclose the grant date fair value of awards subject to performance conditions assuming maximum performance. The grant date fair values for the fiscal 2012 restricted stock awards, assuming maximum performance, are as follows: for Mr. Varga, $1,800,000; for Mr. Berg, $420,000; for Mr. Welch, $420,000; for Mr. McCallum, $380,625; and for Mr. Sirchio, $198,000.

(6) In accordance with SEC rules, included in the "SSAR/Option Awards" column are the aggregate grant date fair values of SSARs granted during the respective fiscal years, calculated in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in footnote 12 to the Company's audited financial statements for the fiscal year ended April 30, 2012, which are included in the Company's fiscal 2012 Annual Report on Form 10-K as filed with the SEC.

(7) Amounts listed for the year 2012 include short-term cash incentive compensation paid for the one-year performance period ended April 30, 2012, and long-term cash incentive compensation paid for the three-year performance period ended April 30, 2012, as determined by the Compensation Committee at its May 23, 2012, meeting and paid to the NEOs on or about June 15, 2012. Specific amounts are reflected below.

	Short-Term Cash	Long-Term Cash
Paul C. Varga	1,582,500	1,631,840
Donald C. Berg	486,400	394,800
James S. Welch, Jr.	364,800	282,000
Mark I. McCallum	486,400	293,750
Kris Sirchio	325,620	350,246

(8) Amounts listed for the year 2012 reflect the change in pension value for each NEO during fiscal year 2012. Change in pension value is based on an actuarial present value calculation. Amounts attributable to each of our retirement plans are reflected below. Please see the Pension Benefits Table on page 49 for additional information, including assumptions used in the present value calculations.

	Qualified	Non-Qualified
Paul C. Varga	128,345	1,601,160
Donald C. Berg	149,422	531,614
James S. Welch, Jr.	134,255	407,744
Mark I. McCallum	73,695	287,771
Kris Sirchio	24,475	69,025

(9) Please see the Fiscal 2012 All Other Compensation Table below for additional information on the amounts reflected in this column.

The following table sets forth each component of the "All Other Compensation" column of the Summary Compensation Table.

Fiscal 2012 All Other Compensation Table

Name	401(k) Matching Contribution (1)	Cost of Company-Provided Life Insurance	Cost of Company-Leased Car (2)	Other (3)	Total
Paul C. Varga	12,538	3,120	13,947	4,000	33,605
Donald C. Berg	12,438	3,004	11,532	4,000	30,974
James S. Welch, Jr.	12,409	2,692	10,060	4,000	29,161
Mark I. McCallum	13,450	3,002	11,589	1,920	29,961
Kris Sirchio	12,438	2,563	11,351	4,000	30,352

(1) Amounts in this column represent 401(k) matching contributions for the period May 1, 2011, through April 30, 2012; 401(k) matching contributions for the calendar year do not exceed the calendar year annual compensation limit.

(2) Values based on incremental cost to the Company during the fiscal year, including lease payments, maintenance, registration, and insurance premiums.

(3) Amounts include reimbursement of legal and financial planning expenses up to a limit of $4,000 for the fiscal year.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL 2012.

The following table sets forth information regarding the equity and non-equity awards granted to our NEOs during fiscal 2012 under our 2004 Omnibus Compensation Plan. For additional information on the Plan and the fiscal 2012 awards made thereunder, please see the "Incentive Compensation" section of our Compensation Discussion and Analysis, which begins on page 31.

Fiscal 2012 Grants of Plan-Based Awards Table

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (2)			Estimated Possible Payouts Under Equity Incentive Plan Awards (3)			All Other Option Awards: Number of Securities Underlying Options (4) (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (5) ($)
Name	Grant Date	Description (1)	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)			
Paul C. Varga		STC	0	1,250,000	2,500,000						
		LTC	0	900,000	1,800,000						
	7/28/2011	RS				600,000	1,200,000	1,800,000			
	7/28/2011	SSAR							60,085	$73.95	900,000
Donald C. Berg		STC	0	400,000	800,000						
		LTC	0	224,000	448,000						
	7/28/2011	RS				140,000	280,000	420,000			
	7/28/2011	SSAR							13,085	$73.95	196,000
James S. Welch, Jr.		STC	0	300,000	600,000						
		LTC	0	210,00	420,000						
	7/28/2011	RS				140,000	280,000	420,000			
	7/28/2011	SSAR							14,020	$73.95	210,000
Mark I. McCallum		STC	0	400,000	800,000						
		LTC	0	253,750	507,500						
	7/28/2011	RS				126,875	253,750	380,625			
	7/28/2011	SSAR							14,521	$73.95	217,500
Kris Sirchio		STC	0	270,000	540,000						
		LTC	0	136,000	272,000						
	7/28/2011	RS				66,000	132,000	198,000			
	7/28/2011	SSAR							8,813	$73.95	132,000

(1) STC is short-term (or annual) incentive compensation payable in cash; LTC is long-term incentive compensation payable in cash; RS is Class A common performance-based restricted stock; SSAR is Class B common stock-settled stock appreciation rights.

(2) Amounts represent the potential value of the short-term incentive compensation opportunity for the fiscal 2012 performance period and the cash component of the long-term incentive compensation opportunity for the three-year performance period fiscal 2012 through fiscal 2014, inclusive. No amounts are payable if threshold performance levels are not achieved. STC and LTC are capped at 200% of target. Please see the "Non-Equity Incentive Plan Compensation" column of the Fiscal 2012 Summary Compensation Table on page 43 for amounts actually paid out in respect of fiscal 2012 performance.

(3) Amounts represent the potential value of the long-term incentive compensation opportunity designated for Class A common restricted stock for fiscal 2012. RS awards are initially determined as a cash value, then subject to a three-year performance period, followed by a one-year restriction period. The number of shares of RS to be awarded for fiscal 2012 is determined by multiplying the cash value at target by a three-year performance adjustment factor, adjusting upwards to account for dividends paid during the second and third years of the performance period, and then dividing that amount by $71.32, which was the closing price of our Class A common stock on the date of grant, July 28, 2011. Restricted stock awards granted in fiscal 2012 vest on April 30, 2015.

(4) The number of SSARs awarded for fiscal 2012 was determined by dividing the cash value of the opportunity designated for SSARs by the Black-Scholes value of our Class B common stock as of the close of trading on the date of grant, July 28, 2011 ($14.98). SSARs become exercisable on the first day of the third fiscal year following the fiscal year of grant, and are exercisable for seven fiscal years thereafter. SSARs granted July 28, 2011 become exercisable May 1, 2014, and expire April 30, 2021.

(5) Amounts represent the grant date fair value as calculated in accordance with FASB ASC Topic 718. Awards subject to performance conditions are calculated based on the probable outcome of the performance condition as of the grant date for the award (performance at target).

OUTSTANDING EQUITY AWARDS AS OF APRIL 30, 2012.

The following table sets forth the outstanding equity awards held by our NEOs as of April 30, 2012. The year-end values set forth in the table are based on the $84.59 closing price for our Class A common stock and $86.35 closing price for our Class B common stock, respectively, on April 30, 2012.

Outstanding Equity Awards at 2012 Fiscal Year End Table

	Option and SSAR Awards (1)					Stock Awards (2)(3)		
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#) (4)	Market Value of Shares or Units of Stock That Have Not Vested ($) (5)
Paul C. Varga	7/23/2009		61,266	43.10	4/30/2019			
	7/22/2010		85,299	61.24	4/30/2020			
	7/28/2011		60,085	73.95	4/30/2021			
						7/23/2009	15,787	1,335,422
						7/22/2010		810,000
						7/28/2011		1,200,000
Donald C. Berg	7/22/2004	15,358		35.83	4/30/2014			
	7/28/2005	13,251		45.53	4/30/2015			
	7/27/2006	10,251		55.69	4/30/2016			
	7/26/2007	11,735		53.80	4/30/2017			
	7/24/2008	13,785		56.58	4/30/2018			
	7/23/2009		22,587	43.10	4/30/2019			
	7/22/2010		12,341	61.24	4/30/2020			
	7/28/2011		13,085	73.95	4/30/2021			
						7/23/2009	3,638	307,738
						7/22/2010		250,000
						7/28/2011		280,000
James S. Welch, Jr.	7/22/2004	15,958		35.83	4/30/2014			
	7/28/2005	14,754		45.53	4/30/2015			
	7/27/2006	8,465		55.69	4/30/2016			
	7/26/2007	15,019		53.80	4/30/2017			
	7/24/2008	13,785		56.58	4/30/2018			
	7/23/2009		19,763	43.10	4/30/2019			
	7/22/2010		19,745	61.24	4/30/2020			
	7/28/2011		14,020	73.95	4/30/2021			
						7/23/2009	5,820	492,314
						7/22/2010		187,500
						7/28/2011		280,000

	Option and SSAR Awards [1][2]					Stock Awards [1][3]		
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#) [4]	Market Value of Shares or Units of Stock That Have Not Vested ($) [5]
Mark I. McCallum	7/24/2003	9,941		30.18	4/30/2013			
	7/22/2004	6,992		35.83	4/30/2014			
	7/28/2005	10,569		45.53	4/30/2015			
	7/27/2006	2,895		55.69	4/30/2016			
	7/26/2007	10,012		53.80	4/30/2017			
	7/24/2008	9,190		56.58	4/30/2018			
	7/23/2009		14,705	43.10	4/30/2019			
	7/22/2010		12,834	61.24	4/30/2020			
	7/28/2011		14,521	73.95	4/30/2021			
						7/23/2009	7,579	641,108
						7/22/2010		162,500
						7/28/2011		253,750
Kris Sirchio	11/16/2009		3,663	50.57	4/30/2019			
	7/22/2010		10,426	61.24	4/30/2020			
	7/28/2011		8,813	73.95	4/30/2021			
						11/16/2009	1,130	95,587
						7/22/2010		132,000
						7/28/2011		132,000

(1) All option and SSAR awards are in the form of Class B common stock. Awards with grant dates prior to July 28, 2005 are stock options; awards with grant dates of July 28, 2005 or later are SSARs. All options and SSARs vest and become fully exercisable on the first day of the third fiscal year following the fiscal year of grant.

(2) Restricted stock awards granted July 23, 2009, July 22, 2010, and July 28, 2011, will vest on April 30, 2013, April 30, 2014, and April 30, 2015, respectively.

(3) The number of shares of RS to be issued with respect to the July 28, 2011 grants will be determined by multiplying the cash value at target of a NEO's long-term incentive compensation opportunity designated for RS by a three-year (fiscal 2012 to fiscal 2014) performance adjustment factor, adjusting upwards to account for dividends paid during the second and third years of the performance period, and then dividing that amount by $71.32, which was the value of our Class A common stock as of the close of trading on the date of grant, July 28, 2011.

(4) These shares of RS were issued on June 1, 2012 in connection with a July 23, 2009 award. The number of shares issued was determined by multiplying the cash value of the award at target by a three-year performance adjustment factor (107%), adjusting upwards to account for dividends paid during the second and third years of the performance period, and then dividing that amount by $46.40, which was the closing price of the issuer's Class A common stock on the date of the grant.

(5) Market values of restricted stock awards granted on July 23, 2009, are based on the closing price of $84.59 for our Class A common stock as of April 30, 2012. Market values presented for restricted stock awards granted July 22, 2010, and July 28, 2011 (which are subject to ongoing performance conditions), equal their grant date fair values, as calculated in accordance with FASB ASC Topic 718.

OPTION EXERCISES AND STOCK VESTED FOR FISCAL 2012.

The following table shows all stock options exercised and the value realized upon exercise, and all stock awards vested and the value realized upon vesting, by the NEOs during fiscal 2012.

Fiscal 2012 Option Exercises and Stock Vested Table

	Option/SSAR Awards (1)		Stock Awards		
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise (2) ($)	Class of Common Stock	Number of Shares Acquired on Vesting (3) (#)	Value Realized on Vesting (4) ($)
Paul C. Varga			A	14,190	1,200,332
Donald C. Berg (5)	19,300	1,003,641	A	1,570	132,806
James S. Welch, Jr. (6)	9,798	462,074	A	1,570	132,806
Mark I. McCallum			A	2,354	199,125

(1) All option and SSAR awards are in the form of Class B common stock.

(2) Value realized on exercise equals the difference between the option/SSAR exercise price and the market price of the underlying shares at exercise, multiplied by the number of shares for which the option/SSAR was exercised.

(3) The grant date for all awards of Class A common stock shown in the table was July 24, 2008; the vesting date was April 30, 2012.

(4) Value realized on vesting equals the closing market price of the underlying securities on the vesting date, multiplied by the number of shares that vested. The closing price of our Class A common stock on the vesting date, April 30, 2012, was $84.59.

(5) Mr. Berg exercised options for shares of Class B common stock as follows: 4,000 shares on October 24, 2011; 4,000 shares on December 9, 2011; 6,300 shares on March 27, 2012; and 5,000 shares on April 27, 2012.

(6) Mr. Welch exercised options for 9,798 shares of Class B common stock on June 17, 2011.

PENSION BENEFITS.

We maintain both tax-qualified and non-qualified supplemental excess retirement plans. The following table sets forth the present value of accumulated pension benefits payable to each of our NEOs under our tax-qualified base plan, the Salaried Employees Retirement Plan, and under our non-qualified excess plan, the Supplemental Executive Retirement Plan, based on the pension earned as of our most recent FASB ASC Topic 715 measurement date, April 30, 2012.

Fiscal 2012 Pension Benefits Table

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) (1)	Payments During Last Fiscal Year ($)
Paul C. Varga	Qualified	25.00	497,029	0
	Non-Qualified	25.00	5,786,859	0
Donald C. Berg	Qualified	22.83	693,402	0
	Non-Qualified	22.83	2,153,005	0
James S. Welch, Jr.	Qualified	22.75	565,404	0
	Non-Qualified	22.75	1,795,416	0
Mark I. McCallum	Qualified	8.75	271,244	0
	Non-Qualified	8.75	823,461	0
Kris Sirchio	Qualified	2.42	45,126	0
	Non-Qualified	2.42	117,543	0

(1) The amount in this column represents the actuarial present value of each NEO's accumulated pension benefit as of our FASB ASC Topic 715 measurement date, April 30, 2012, using a 4.92% discount rate, age 65 expected retirement age, 2011 Static Mortality Table for Annuitants and Non-Annuitants, and life annuity form of payment.

Brown-Forman Corporation Salaried Employees Retirement Plan. Most U.S. salaried employees participate in the tax-qualified Salaried Employees Retirement Plan. This plan is a funded, non-contributory, defined-benefit pension plan that provides monthly retirement benefits based on age at retirement, years of service, and the average of the five highest consecutive calendar years' compensation during the final ten years of employment. Retirement benefits are not offset by Social Security benefits and are assumed for actuarial purposes to be payable at age 65. A participant's interest vests after five years of service.

Brown-Forman Corporation Supplemental Executive Retirement Plan. U.S. Federal tax law limits the amount of compensation that may be used annually to accrue benefits under our tax-qualified Salaried Employees Retirement Plan. Therefore, for employees whose compensation exceeds these limits, including our NEOs, we maintain a non-qualified Supplemental Executive Retirement Plan ("SERP"). The SERP provides retirement benefits to make up the difference between a participant's accrued benefit calculated under the tax-qualified Salaried Employees Retirement Plan and the ceiling imposed by federal tax law. The SERP also provides faster vesting for certain key employees who join us mid-career.

The formula to calculate the combined total pension benefit under both plans includes the following factors:

- Final Average Compensation ("FAC") is the average compensation of the highest consecutive five calendar years in the last ten calendar years employed. For this purpose, compensation is considered to be salary and short-term incentive compensation (not long-term cash or equity compensation).

- Social Security Covered Compensation ("CC") is the average of the Social Security Taxable Wage Base in effect for each calendar year during the 35 years ending with the calendar year in which a participant attains his or her Social Security Retirement age.
- Credited Service ("Service") is the number of years and whole months of service the participant is employed by the Company at a location or division that participates in the pension plan, up to a maximum of 30 years.

The formula to determine the monthly pension for a participant retiring at the regular retirement age of 65 is:

- 1.3% multiplied by FAC up to CC;
- 1.75% multiplied by FAC above CC;
- The sum of the above multiplied by Service; and
- Divide by 12 to get the monthly pension (before reduction for early retirement or optional forms of payment).

For example, for someone with FAC of $400,000, CC of $80,000, and Service of 30 years:

• 0.013 X $80,000 =	$ 1,040
• 0.0175 X $320,000 =	$ 5,600
• Sum	$ 6,640
• Times Service	30
• Annual age 65 Pension	$199,200
• Divide by	12
• Monthly Pension	$ 16,600

Early retirement is available at age 55 under both plans. However, those who retire before age 65 have their pension payments reduced by 3% for each year (1/4 of 1% for each month) that payments start prior to age 65. Donald C. Berg and Mark I. McCallum are our NEOs who are currently eligible for early retirement. Retirees can also reduce their pension payment to purchase optional forms of payment that protect their spouse or ensure a minimum payment period.

Once the final pension is determined, the federal rules that govern the maximum pension that can be paid under the qualified plan are applied to determine the portion to be paid under the qualified plan, and the remainder becomes payable under the non-qualified pension plan.

NON-QUALIFIED DEFERRED COMPENSATION FOR FISCAL 2012.

Effective January 1, 2011, we adopted the Brown-Forman Corporation Non-qualified Savings Plan. The following table provides information on plan contributions and earnings for our NEOs for fiscal 2012.

Fiscal 2012 Non-qualified Deferred Compensation Table

	Executive Contributions in Last FY [1] ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY [2] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Paul C. Varga	995,810	-	74,010	-	1,139,792
Donald C. Berg	-	-	-	-	-
James S. Welch, Jr.	355,375	-	4,433	-	388,102
Mark I. McCallum	251,139	-	13,137	-	292,184
Kris Sirchio	-	-	-	-	-

(1) The amount of the contributions made by each NEO, as reported above, is also included in each NEO's compensation reported under the Summary Compensation Table, either as "Salary," or "Non-Equity Incentive Plan Compensation".

(2) The aggregate earnings are not reported in the Summary Compensation Table.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL.

We do not provide our NEOs with any contract, agreement, plan, or arrangement that allows for payments or benefits upon termination or a change-in-control, and that discriminates in favor of any of the NEOs in scope or terms of operation. It is our practice to offer certain benefits to executives whose employment terminates prior to the payment of incentive awards, depending upon the circumstances surrounding their termination. These benefits are intended to continue to link executive compensation to the performance of the Company after their employment has ended and to prevent them from being penalized in situations where the termination of employment was outside of their control. The chart below describes the treatment of annual and long-term incentive awards upon termination of employment under various termination scenarios.

Termination Event	Short-Term Cash Incentives	Long-Term Cash Incentives and Performance-Based Restricted Stock	SSARs
Retirement (1)	Awards granted in the fiscal year of termination are adjusted pro-rata based on the time worked during the year and are paid at the same time and in the same manner as to active employees.	Awards granted in the fiscal year of termination are adjusted pro-rata based on the time worked during the year and are paid at the same time and in the same manner as to active employees. Unpaid awards granted in prior fiscal years are not reduced, but are paid at the same time and in the same manner as to active employees.	Awards granted in the fiscal year of termination are adjusted pro-rata based on the time worked during the year. Unpaid awards granted in prior fiscal years are not reduced. All awards become vested at the same time and in the same manner as to active employees. Once vested, retirees must exercise prior to the sooner of 7 years from the date of retirement or the original expiration date.
Death/Permanent Disability	Awards granted in the fiscal year of termination are adjusted pro-rata based on the time worked during the fiscal year and are paid at the same time and in the same manner as to active employees.	Awards granted in the fiscal year of termination are adjusted pro-rata based on the time worked during the year and are paid upon termination at a target level of performance. Unpaid awards granted in prior fiscal years are not reduced and are paid upon termination at a target level of performance.	Awards granted in the fiscal year of termination are adjusted pro-rata based on the time worked during the year. Unpaid awards granted in fiscal years prior to death or permanent disability are not reduced. All awards become vested upon death or permanent disability. Once vested, awards may be exercised for up to 5 years, but in no case may the period to exercise exceed the original expiration date.

Termination Event	Short-Term Cash Incentives	Long-Term Cash Incentives and Performance-Based Restricted Stock	SSARs
Involuntary Not for Cause	Awards granted in the fiscal year of termination are adjusted pro-rata based on the time worked during the fiscal year and are paid at the same time and in the same manner as to active employees.	Awards granted in the fiscal year of termination are adjusted pro-rata based on the time worked during the year and are paid at the same time and in the same manner as to active employees. Unpaid awards granted in prior fiscal years are not reduced, but are paid at the same time and in the same manner as to active employees.	Awards granted in the fiscal year of termination are adjusted pro-rata based on the time worked during the year. Unpaid awards granted in prior fiscal years are not reduced. All awards become vested at the same time as for active employees. Once vested, awards may be exercised for up to 12 months, but in no case may the period to exercise exceed the original expiration date.
Voluntary Termination or Involuntary for Poor Performance	Awards granted in the fiscal year of termination are forfeited.	All unearned awards are forfeited.	Awards that are unvested at the time of termination are forfeited. Awards that are vested at the time of termination may be exercised for up to 30 days.
Involuntary for Cause	Awards granted in the fiscal year of termination are forfeited.	All unearned awards are forfeited.	All outstanding awards are forfeited.

(1) Retirement applies to those executives who leave the Company at or after age 55 with at least 5 years of service or at or after age 65 with any service.

Change-in-Control and Termination Upon Change-in-Control. In the event of a change-in-control, as defined in the Plan, short-term and long-term incentive compensation cycles continue unaffected, outstanding options and SSARs become immediately vested (exercisable according to their original vesting schedule), and restrictions upon outstanding restricted stock awards lapse. In the event of an executive's termination upon a change-in-control, target awards under incomplete short-term and long-term incentive compensation cycles are deemed to have been earned, vesting is accelerated, and the Company is required to pay out in cash within thirty days following the termination, a pro-rated portion of all such awards. Outstanding options and SSARs become immediately vested and exercisable, and restrictions upon outstanding restricted stock awards lapse.

The following table illustrates the value of compensation available to our NEOs had their employment terminated on April 30, 2012, the last day of our 2012 fiscal year, under various scenarios. The compensation included is only that which would have been payable as a direct result of the specified triggering event.

Fiscal 2012 Potential Payments upon Termination or Change-in-Control Table

Name	Voluntary Termination	Involuntary Termination for Cause	Involuntary Termination Not for Cause	Retirement	Death	Change-in-Control [7]	Termination Upon Change-in-Control
Paul C. Varga							
Death Benefit [1]	0	0	0	0	2,000,000	0	0
Holiday Bonus [2]	0	0	18,000	18,000	18,000	0	18,000
STC [3]	0	0	1,250,000	1,250,000	1,250,000	0	1,250,000
LTC [4]	0	0	2,578,000	2,578,000	2,578,000	0	2,578,000
SSARs [5]	0	0	5,536,666	5,536,666	5,536,666	0	5,536,666
RS [4]	0	0	3,345,422	3,345,422	3,345,422	1,335,422	3,345,422
Total	0	0	12,728,088	12,728,088	14,4728,088	1,335,422	12,728,088
Donald C. Berg [6]							
Death Benefit [1]	0	0	0	0	2,946,000	0	0
Holiday Bonus [2]	9,549	0	9,549	9,549	9,549	0	9,549
STC [3]	400,000	0	400,000	400,000	400,000	0	400,000
LTC [4]	652,750	0	652,750	652,750	652,750	0	652,750
SSARs [5]	1,449,024	0	1,449,024	1,449,024	1,449,024	0	1,449,024
RS [4]	837,738	0	837,738	837,738	837,738	307,738	837,738
Total	3,349,061	0	3,349,061	3,349,061	6,295,061	307,738	3,349,061
James S. Welch, Jr.							
Death Benefit [1]	0	0	0	0	2,746,000	0	0
Holiday Bonus [2]	0	0	9,549	9,549	9,549	0	9,549
STC [3]	0	0	300,000	300,000	300,000	0	300,000
LTC [4]	0	0	547,500	547,500	547,500	0	547,500
SSARs [5]	0	0	1,524,395	1,524,395	1,524,395	0	1,524,395
RS [4]	0	0	959,814	959,814	959,814	492,314	959,814
Total	0	0	3,341,258	3,341,258	6,087,258	492,314	3,341,258
Mark I. McCallum [6]							
Death Benefit [1]	0	0	0	0	1,945,000	0	0
Holiday Bonus [2]	7,227	0	7,227	7,227	7,227	0	7,227
STC [3]	400,000	0	400,000	400,000	400,000	0	400,000
LTC [4]	735,000	0	735,000	735,000	735,000	0	735,000
SSARs [5]	1,138,313	0	1,138,313	1,138,313	1,138,313	0	1,138,313
RS [4]	1,057,358	0	1,057,358	1,057,358	1,057,358	641,108	1,057,358
Total	3,337,898	0	3,337,898	3,337,898	5,282,898	641,108	3,337,898
Kris Sirchio							
Death Benefit [1]	0	0	0	0	1,663,000	0	0
Holiday Bonus [2]	0	0	4,774	4,774	4,774	0	4,774
STC [3]	0	0	270,000	270,000	270,000	0	270,000
LTC [4]	0	0	458,301	458,301	458,301	0	458,301
SSARs [5]	0	0	502,140	502,140	502,140	0	502,140
RS [4]	0	0	359,587	359,587	359,587	95,587	359,587
Total	0	0	1,594,802	1,594,802	3,257,802	95,587	1,594,802

(1) Death benefit includes amounts provided by the Company as an insurance benefit in the event of the employee's death (generally available to all salaried employees) and additional amounts elected and paid for by each NEO as optional insurance coverage.

(2) Pro-rated holiday bonus is provided in the event of retirement, death/permanent disability, involuntary termination other than for cause, and change-in-control. Holiday bonus is calculated based on a December 1 to November 30 payment cycle.

(3) Pro-rated short-term cash incentives are provided in the event of retirement, involuntary termination not-for-cause, death/permanent disability or termination upon change in control. In the event of retirement or involuntary termination not-for-cause, awards are based on actual company performance and paid at the same time and in the same manner as to active employees. In the event of death/permanent disability or termination upon a change in control, awards are paid as soon as practicable after termination at a target level of performance. Amounts shown reflect payments based on target levels of performance for fiscal 2012.

(4) Continued vesting of a pro-rated portion of long-term cash incentives and performance-based restricted stock is provided in the event of retirement, death/permanent disability, or involuntary termination not-for-cause. In the event of retirement or involuntary termination not-for-cause, awards are based on actual company performance and paid at the same time and in the same manner as to active employees. In the event of death/permanent disability or termination upon a change in control, awards are paid as soon as practicable after termination at a target level of performance. Awards granted in the year of termination are adjusted pro-rata based on the time worked during the fiscal year. Unpaid awards granted in prior fiscal years are not reduced. Awards shown are not pro-rated because termination is assumed to have occurred on the last day of our fiscal year.

(5) Continued vesting of a pro-rated portion of SSARs is provided in the event of retirement, death/permanent disability, or involuntary termination not-for-cause. In the event of retirement or involuntary termination not-for-cause, SSARs become vested the same time and in the same manner as to active employee. In the event of retirement, SSARs must be exercised by the sooner of the original expiration date or seven years following vesting. Employees terminated not for-cause must exercise their SSARs by the sooner of the original expiration date of 12 months following vesting. In the event of death/permanent disability, SSARS become vested immediately and must be exercised by the sooner of the original expiration date or five years following vesting. In the event of a termination following a change in control, SSARs become vested immediately and shall remain exercisable until 30 days following the original scheduled vesting date. Awards granted in the year of termination are adjusted pro-rata based on the time worked during the fiscal year. Awards shown are not pro-rated because termination is assumed to have occurred on the last day of our fiscal year. Amounts shown represent the value realized upon vesting or non-forfeitability of unvested SSARs based upon the difference between the exercise price and the closing price of our Class B common stock on April 30, 2012.

(6) As retirement-eligible NEOs, Mr. Berg and Mr. McCallum would be treated as retirees in the event of voluntary termination.

(7) In the event of a change in control only, restrictions on performance-based restricted stock granted in fiscal years 2009, 2010, and 2011 lapse.

DIRECTOR COMPENSATION

This section describes how we compensate our directors.

ELEMENTS OF COMPENSATION.

Our directors serve one-year terms that begin with, and end immediately prior to, election at the Company's Annual Meeting of Stockholders held in late July each year (the "Board Year"). We offer the following types of compensation to our non-employee directors:

- Annual board retainer, payable in cash and equity
- Committee member retainer
- Committee chairman retainer
- Meeting fees for board and committee meetings
- Limited personal benefits and perquisites

Our compensation philosophy for non-employee directors is to provide an annual retainer that is less than that provided by comparable companies, and board and committee meeting fees that exceed those provided by comparable companies. We also seek to compensate our non-employee directors in a combination of cash and stock to align their interests with those of stockholders. The Compensation Committee believes that this structure appropriately reflects the importance of directors' attendance and active participation at Board and committee meetings and compensates for the dedication and time commitment required for committee service.

Annual Board Retainer. The Committee reviews annually, and if appropriate, adjusts the compensation offered to our non-employee directors. During fiscal 2012, the Committee approved changes to the compensation for our non-employee directors in order to increase the competitiveness of the value and composition of the annual board retainer. Previously, non-employee directors were offered an annual cash retainer of $38,000 and an annual equity opportunity of $60,000, for a total of $98,000. For the board year beginning in fiscal 2012, the annual cash retainer and annual equity opportunity were combined and increased from $98,000 to $115,000, to bring director total compensation more in line with external market compensation data. The annual board retainer may be paid in a combination of cash or deferred stock units in the manner described in the section titled "Stock Ownership Guidelines" below.

Deferred Stock Units. Each deferred stock unit ("DSU") represents the right to receive one share of the Company's Class B common stock, based on the closing price of Class B shares on the date the award is made. On each dividend payment date, non-employee directors are credited with an amount of DSUs equivalent to the cash dividends that would have been paid on the number of DSUs held on the record date for such dividend, based on the market value of the Class B common stock as of the dividend payment date. If a director's Board service ends during the middle of a given Board Year, the DSUs attributable to the remainder of that Board Year, and any corresponding dividend-equivalent DSUs, remain unvested and are forfeited. Following a non-employee director's separation from Board service, his or her DSUs are paid out in shares of Class B common stock. Directors may elect to receive this distribution either in a single lump sum, or in ten equal annual installments, in either case payable no sooner than six months after the director's separation from service.

Stock Ownership Guidelines. The stock ownership guideline applicable to our non-employee directors is equal to five times the value of the annual Board retainer (currently $575,000). When considering whether a non-employee director has satisfied the stock ownership guideline, the Committee includes the fair market value of Class A and Class B common stock held, including deferred stock units. The value of unexercised stock options and SSARs is not included. Non-employee directors who have satisfied their ownership guideline may elect to receive up to 100%

of their annual board retainer in cash or DSUs, while those who have not met their ownership guideline must elect to receive at least 60% of their annual board retainer in the form of DSUs.

Committee-Related Retainers. We pay our non-employee director committee chairs an annual retainer of $30,000 cash per committee chaired, payable in six installments over the Board Year. We pay our non-employee director committee members (other than committee chairs) an annual retainer of $10,000 cash, payable in six installments over the Board Year.

Meeting Fees. Non-employee directors receive a meeting fee of $5,000 per Board meeting attended in person (or telephonically, if personal attendance is not possible for medical reasons), or $2,500 if attended telephonically or for partial in-person participation. Committee members and chairs receive $2,500 per committee meeting attended in person or telephonically.

Director Candidate Travel Fees. Non-employee directors receive the equivalent of a committee meeting fee when they travel to conduct interviews of potential director candidates.

Employee Directors. In addition to, and separate from, his regular compensation as a Brown-Forman employee, we pay Geo. Garvin Brown IV $145,000 per year as compensation for his service as Chairman of the Board. During fiscal 2012, the Board determined to discontinue the separate payments related to his role as Chairman of the Board and include the value of these payments in Mr. Brown's long-term incentive target beginning in fiscal 2013. Otherwise, we do not pay our employee directors (Geo. Garvin Brown IV, Paul C. Varga and James S. Welch, Jr.) for serving on our Board, any of its committees, or on the boards or equivalent bodies of any of our subsidiaries. For additional information on the compensation we pay to Geo. Garvin Brown IV as a Brown-Forman employee, please see the "Certain Relationships and Related Transactions" section, which begins on page 58.

Expense Reimbursement. We reimburse all directors for reasonable and necessary expenses they incur in performing their duties as directors, and provide an additional international travel allowance of $3,000 per meeting to directors who must travel to Board meetings from outside the United States. All of our directors are covered under the Company's travel accident insurance and D&O liability insurance programs.

We occasionally invite our directors and their spouses to certain events, including retirement celebrations, award dinners, and similar events. We believe these events provide valuable opportunities for our directors to establish and develop relationships with our senior executives, long-term stockholders, employees, and each other, furthering our objective of having a strong and cohesive Board of Directors.

FISCAL 2012 DIRECTOR COMPENSATION.

The following table sets forth the compensation we paid to our non-employee directors for their service in fiscal 2012.

Fiscal 2012 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)(1)	DSU Awards ($)(2)(4)	SSAR Awards ($)(3)(4)	All Other Compensation ($)	Total ($)
Joan C. Lordi Amble	52,633	47,638	-	-	100,271
Patrick Bousquet-Chavanne	153,750	60,000	-	-	213,750
Martin S. Brown, Jr.	130,750	-	-	-	130,750
Bruce L. Byrnes	159,329	30,000	-	-	189,329
John D. Cook	181,250	60,000	-	-	241,250
Sandra A. Frazier	130,750	-	-	-	130,750
Richard P. Mayer	146,250	60,000	-	-	206,250
William E. Mitchell	179,329	30,000	-	-	209,329
Dace Brown Stubbs	113,250	30,000	-	-	143,250

(1) Amounts in this column reflect fees earned during fiscal 2012 and include: annual Board retainer, if paid in cash; annual committee chair and committee member retainers; and Board and committee meeting fees. Fees vary based on the length of Board service during the year, the Board member's attendance at Board and committee meetings, and whether such Board member is chair of a committee.

(2) Deferred stock units represent the right to receive one share of Class B common stock, and are determined by dividing the cash value of the opportunity designated for DSUs by the closing price on the date of grant. Fiscal 2012 DSU awards were granted July 28, 2011; the closing price of our Class B common stock on that date was $79.35. Ms. Amble received a pro-rated number of DSUs, due to her election to the Board mid-Board Year. On dividend payment dates, outstanding DSUs are credited with dividend-equivalent DSUs.

(3) For fiscal 2012, Mr. Bousquet-Chavanne, Mr. Cook, and Mr. Mayer elected to receive their full Board retainer in DSUs.

(4) The aggregate number of Class B common stock options, SSARs, and DSUs outstanding for each of our non-employee directors as of April 30, 2012, is set forth below. All such options and SSARs are fully vested and exercisable. Annual grants of DSUs vest over the course of the Board Year.

Name	DSUs Outstanding as of April 30, 2012	SSAR/ Options Outstanding as of April 30, 2012
Joan C. Lordi Amble	644	-
Patrick Bousquet-Chavanne	1,848	36,680
Martin S. Brown Jr.	1,026	14,939
Bruce L. Byrnes	1,260	-
John D. Cook	1,848	13,647
Sandra A. Frazier	1,026	14,939
Richard P. Mayer	1,848	31,566
William E. Mitchell	1,437	17,410
Dace Brown Stubbs	1,437	24,988

OTHER INFORMATION

This section provides other information you should know before you vote.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Related Person Transactions. SEC regulations require disclosure of certain transactions between the Company and specified categories of related persons. A "related person" generally includes any individual who served as a director or executive officer at any time during the last fiscal year, a director nominee, a beneficial owner of more than 5% of the Company's voting securities, and any immediate family member of any such person(s). In order to ascertain information regarding related person transactions, the Company asks each director, director nominee, executive officer, and more than 5% beneficial owner to disclose any Company transaction with a related person since May 1, 2011, or any such proposed transaction. The Audit Committee has reviewed and evaluated all such transactions for fiscal 2012, each of which is described below.

As a family-controlled company, we employ individuals who are considered "related persons" under SEC regulations. As of April 30, 2012, we employed six individuals – Campbell P. Brown, Christopher L. Brown, Geo. Garvin Brown IV, J. McCauley Brown, Suzanne M. Brown, and Marshall B. Farrer – who are immediate family members of executive officers, directors, or more than 5% beneficial owners, or who are directors or more than 5% beneficial owners in their own right. Each of these employees is compensated in a manner consistent with our employment and compensation policies applicable to all employees, and the aggregate amount of compensation and benefits paid by the Company to each of these employees during fiscal 2012 exceeded $120,000. For certain of these employees, we provided expatriate benefits pursuant to our employee relocation assistance program.

Geo. Garvin Brown IV currently serves as Executive Vice President of Brown-Forman Corporation and Chairman of our Board of Directors. During fiscal 2012, Mr. Brown received a salary (including holiday bonus) of $265,167 and non-equity incentive compensation of $206,198. In addition, during fiscal 2012, the Company incurred costs at a net amount of $262,434 for certain expenses associated with Mr. Brown's living abroad, including housing costs, benefits, and other assignment-related expenses. During fiscal 2012, Mr. Brown received as an employee of the Company long-term equity-based incentive compensation of 2,078 Class B common restricted stock units. This equity award was approved by the Compensation Committee of the Board. Mr. Brown's compensation is consistent with that of other employees with similar tenures, responsibilities, performance histories, and expatriate status. In addition, during fiscal 2012, Mr. Brown received a $145,000 stipend for serving as the Chairman of our Board of Directors, which stipend was approved by the Compensation Committee of the Board. During fiscal 2012, the Board determined to discontinue this annual stipend beginning in fiscal 2013. Instead, beginning in fiscal 2013, the payment for Mr. Brown's service as Chairman of the Board will be included in his long-term incentive compensation target.

Laura Lee Brown is a member of the Brown family, a more than 5% beneficial owner of the Company's voting stock, and the sister of Director Dace Brown Stubbs. Ms. Brown, together with her spouse, Steve Wilson, owns a parking garage in downtown Louisville, next to our offices at 626 West Main Street. We lease, at market rates, a number of parking spaces in this garage, and pay additional amounts for validations of parking for customers and visitors. For fiscal 2012, the Company's expense under this arrangement was $203,198. In addition, Ms. Brown and Mr. Wilson are owners of the 21c Museum Hotel and Proof on Main restaurant. During fiscal 2012, Brown-Forman rented hotel rooms and conference rooms and provided meals and entertainment at 21c and Proof, at market rates, to various corporate guests. The amount paid in fiscal 2012 for these expenses was $238,010.

As reported in the Proxy Statement for the 2011 Annual Meeting of Stockholders, in May of 2011, the Company joined ten other civic investors in a partnership to acquire, develop, and preserve a row of five historic buildings on Main Street in the central business district of Louisville, Kentucky. The Company occupied one of the buildings in the early 1900s, when the buildings formed part of

'Whiskey Row' – once the center of Louisville's bourbon industry. This project aims to revitalize a full block of buildings, which were at risk of being demolished, in a manner that preserves their historical architecture and cultural significance to our industry. The Company has a history of making civic-minded real estate gifts and investments as part of its philanthropic initiatives, and has elected to contribute to this project primarily for these civic benefits and philanthropic reasons. The acquisition, preservation, and development of these buildings is being undertaken by Main Street Revitalization LLC, which is managed by Brown Wilson Development, Inc., an entity controlled by Laura Lee Brown and Steve Wilson. Other investors include Christina Lee Brown and James S. Welch, Jr., and his wife, Marianne Welch. Laura Lee Brown and Christina Lee Brown are each beneficial owners of more than 5% of the Company's voting stock, and Mr. Welch is a director and executive officer of the Company.

Compensation Committee Interlocks and Insider Participation. None of the members of the Compensation Committee is or has been an officer or employee of the Company, and no executive officer of the Company has served on the compensation committee or board of any company that employed any member of our Compensation Committee or Board of Directors either during fiscal 2012, or as of the date of this Proxy Statement.

OTHER PROPOSED ACTION.

As of June 27, 2012, we know of no business to come before the meeting other than the election of our Board of Directors and the proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class A and Class B common stock. If any other corporate business should be properly presented at the meeting, the proxies will be voted in accordance with the judgment of the persons holding them.

STOCKHOLDER PROPOSALS FOR THE 2013 ANNUAL MEETING.

To be considered for inclusion in next year's Proxy Statement and form of proxy relating to the 2013 Annual Meeting of Stockholders, stockholder proposals must be received by us at our principal executive offices at 850 Dixie Highway, Louisville, Kentucky 40210, not later than February 26, 2013. Proposals should be sent to the attention of Matthew E. Hamel, our Secretary, and must comply with SEC requirements related to the inclusion of stockholder proposals in Company-sponsored proxy materials. Proposals received after February 26 will not be included in our proxy materials for the 2013 Annual Meeting. Proposals received after May 17, 2013, will be considered untimely, and the proxies solicited by us for next year's Annual Meeting will confer discretionary authority to vote on any such matters without a description of them in the Proxy Statement for that Annual Meeting.

By Order of the Board of Directors
MATTHEW E. HAMEL
Secretary

Louisville, Kentucky
June 27, 2012

APPENDIX A

The first paragraph of Article Fourth of the Company's Restated Certificate of Incorporation is amended to read in its entirety as follows:

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is Four Hundred Eighty-Five Million (485,000,000) shares, divided into (a) Eighty-Five Million (85,000,000) shares of Class A Common Stock of the par value of Fifteen Cents (15¢) each; and (b) Four Hundred Million (400,000,000) shares of Class B Common Stock of the par value of Fifteen Cents (15¢) each.

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BROWN-FORMAN

Printed on Recycled Paper

BROWN-FORMAN

2012 ANNUAL REPORT


SILVER
HERRADURA
TEQUILA
ORIGINAL
EST.
1870
Old
No.7
BRAND
JACK DANIEL'S
Tennessee
SOUR MASH
WHISKEY
DISTILLED & BOTTLED BY
JACK DANIEL DISTILLERY
LYNCHBURG, TENN. USA
40% ALC BY VOL. (80 PROOF)
EVERY DROP MADE IN LYNCHBURG TENNESSEE
FINLAN
VODKA OF FIN

Measuring Our Progress

Fiscal 2012 marked the return of high single-digit growth in underlying* operating income.


8%
Underlying Change
Reported Change
14%
2008
4%
Underlying Change
Reported Change
-4%
2009
6%
Underlying Change
Reported Change
7%
2010

Underlying Change* represents the percentage increase or decrease in underlying operating income, a non-GAAP financial measure. Please refer to page 24 for a reconciliation of Underlying Change to ***Reported Change*, which represents the percentage increase or decrease in operating income, the most directly comparable financial measure in accordance with GAAP.


6%
Underlying Change
Reported Change
20%
2011
9%
Underlying Change
Reported Change
-8%
2012
Operating Income Growth
FISCAL 2008–12



Brown-Forman continues to thrive and endure thanks to the strength of our brands and the quality of our people who help build them every day.

Right at Home Across the World

We're successfully expanding our geographic reach. In fact, our 12% underlying sales growth rate internationally was more than twice that of growth in the U.S.


United States
42%
Rest of World
31%
Europe
27%
Net Sales
by Geography
FISCAL 2012

LITTLE BLACK DRESS® SPLASH

1½ OZ. LITTLE BLACK DRESS CLASSIC VODKA
4 OZ. DIET CRANBERRY JUICE

In a shaker filled with ice, add ingredients, roll to mix and pour into a martini glass. Garnish with a twist.

A Toast to Success *from* Paul Varga

Dear Shareholders,

It's my pleasure to share with you once again some of my perspectives on Brown-Forman and your investment in it. As a general overview, I believe our 142 year-old company continues to thrive due to the quality of our brands and the people who help to build them each and every day in a global spirits marketplace that offers such enormous potential for growth.

Fiscal 2012: Our Growth Accelerates

In fiscal 2012, the company's underlying growth rates in net sales and operating income were both strong at 9%. These high single-digit growth rates represent an acceleration over last year's comparable topline growth of 4% and bottom line growth of 6%. Additionally, they approximate Brown-Forman's long-term historical rates of growth, which of course is quite encouraging.

COMPREHENSIVE PERFORMANCE The company's growth story was led in fiscal 2012 by the Jack Daniel's trademark, one of the most valuable distilled spirits brands in the world. The Jack Daniel's Black Label brand is one of the world's largest super-premium brands by both volume and value. The combination of very large volume derived from a broad and diverse set of global markets, and super-premium prices, makes Jack Daniel's a very rare brand indeed. In fiscal 2012, our highly successful launch of Jack Daniel's Tennessee Honey in the U.S. extended the trademark's reach to new consumers and occasions, and helped propel our performance in the largest global market for international branded spirits.

During this past fiscal year, I continued to be impressed by the comprehensiveness of our performance—across geography, portfolio, and function. Using geography as the example here, consider that every one of our 12 largest markets experienced net underlying sales growth in fiscal 2012; our U.S. business grew market share for the first time in several years; Europe grew underlying sales at high single digits against a very challenging backdrop; and slicing our business yet another way, emerging markets grew underlying sales by 17%, contributed about 45% of the incremental underlying net sales growth, and now account for approximately 25% of the company's business.

Beyond the geographic breadth of the company's performance and in addition to the Jack Daniel's trademark, I was pleased with Finlandia's growth acceleration, as well as the continued excellent progress of the super-premium brands Woodford Reserve, Herradura, and Sonoma-Cutrer. Southern Comfort showed signs of improvement in the latter part of the year and I'm encouraged by our organization's heightened level of focus and creativity in recent months. While we are not where we want to be just yet, I believe the brand may be starting to turn the corner and we remain highly committed to getting the brand growing again.

During this past fiscal year, I continued to be impressed by the comprehensiveness of our performance—across geography, portfolio, and function.

Innovation for Evolving Tastes

Between pioneering with Southern Comfort and the successful launch of Jack Daniel's Tennessee Honey, Brown-Forman continues to be at the forefront of flavored brown spirits.



Market Share in the U.S.
Flavored Brown Spirits*
FISCAL 2012
Other Competitors' Brands
28%
Jack Daniel's Tennessee Honey
19%
Southern Comfort
53%
Brown-Forman Market Share
72%

SOUTHERN HURRICANE®

1½ OZ. SOUTHERN COMFORT® / 1½ OZ. SWEET AND SOUR MIX / 1½ OZ. ORANGE JUICE / 1½ OZ. PINEAPPLE JUICE / SPLASH OF GRENADINE

Stir all ingredients and pour into a hurricane glass. Garnish with an orange wedge and cherry.

*Source: Nielsen 12-month volumes ending April 28, 2012. Other includes Red Stag, Fireball, Wild Turkey American Honey, and Evan Williams Honey and Cherry. All the foregoing are trademarks of their respective owners, no authorization needed.

STRATEGIC CONSIDERATIONS Fiscal 2012 was equally impressive from a qualitative and strategic standpoint as we continued to position the company for success in the years ahead via both operating and capital investments. These efforts and investments encompassed R&D, Production, Packaging, Supply Chain, Information Technology, Digital Communications, Design, and Talent Development, to name just a few.

> *Fiscal 2012 was equally impressive from a qualitative and strategic standpoint as we continued to position the company for success in the years ahead via both operating and capital investments.*

Again in fiscal 2012, Brown-Forman's return on invested capital (ROIC) of 19% was at the top of our spirits competitive set, and this important metric illuminates the capital efficiency of our business, while reinforcing the organic nature of our continuing growth. I believe our strong fiscal 2012 results, industry-leading ROIC, excellent financial health, and continuing prospects for growth were key contributors to Brown-Forman's fiscal 2012 total shareholder return (TSR) of 22%, which compared quite favorably to the 5% TSR for the S&P 500 over the same period.

10 Years Ending Fiscal 2012: Performing in Both Good Times and Bad Times

While we were pleased with our progress and results of the last 12 months, I believe that longer-term performance is even more important for a company such as ours that strives to thrive and endure without end. Using our company's initials, we often refer to this as *Building Forever.*

Studying the last ten years, for example, we find it helpful to break the period into two segments to illustrate a point. The first five years of this period (from fiscal 2003–07), which I'll refer to as "the Good Times," were a period of strong global expansion and excellent results for many businesses. The second and more recent five years (from fiscal 2008–12), which I'll refer to loosely as "the Bad Times," spanned both the very difficult economic recession of 2008–09 and the steady recovery from 2010 to today.

RETURNS FOR SHAREHOLDERS Brown-Forman's TSR performed very well over the entire ten-year period and in both of the five-year periods. In addition to the quality and consistency of our performance across the three measurement periods, the company's TSR relative to the S&P 500 is also noteworthy and emphasizes our ability to perform well over a long-time horizon, as well as our resiliency to grow the company in both "good" and "bad" economic conditions.

Performing in Both Good and Bad Times
Annualized Total Shareholder Return


B-F Class B Shares
S&P 500 Index
15%
10%
5%
0%
13%
5%
13%
9%
14%
10-Year
10 YEARS ENDING FISCAL 2012
Good Times
5 YEARS ENDING FISCAL 2007
Bad Times
5 YEARS ENDING FISCAL 2012

We strive to produce these consistent and excellent long-term returns for you, our shareholders, by building strong and enduring brands market by market, which have multi-generational growth prospects and yield attractive returns on invested capital over the long run. We've found that these types of brands generate cash very efficiently, and we put that cash to excellent use by balancing well our reinvestment behind the business with our desire to return some of it to you to enhance long-term returns.

Allocating Cash for Long-Term Value

We take a thoughtful approach to reinvestment—creating value by focusing on company growth and driving significant cash returns to shareholders.

Ten-Year Cash Allocations

FISCAL 2003–12

Available Cash

$4.6*b*

- 98% Cash from Operations
- 2% Increase in Net Debt

Returned to Shareholders

$3.1*b*

- 38% Regular Dividends, Special Dividends and Capital Distributions
- 29% Share Repurchase

Reinvested

$1.5*b*

- 33% Capital Expenditures, Working Capital, Acquisitions net of divestitures



OLD FORESTER® MINT JULEP

3 OZ. OLD FORESTER / 1 TSP. SUGAR / ICE / MINT SPRIGS

Mix sugar in just enough water to dissolve. Bruise three mint sprigs and place in julep glass with the sugar mixture. Fill cup with ice and add Old Forester. Cap off with more ice.

Looking again at the last ten years, Brown-Forman has generated $4.6 billion in cash over the last decade, with virtually all of it derived directly from the business operations and only a tiny amount attributable to a very small increase in net debt. Over the period, we reinvested 33% of the cash back into the business via capital expenditures, working capital, and brand acquisitions (which in this exercise is a "net" number that has been reduced by the cash we received for our divestitures over the period—Lenox, Hartmann, and the Hopland-based wine business). Having satisfied the capital needs and opportunities of the business (and not discovering any additional acquisitions that fit our criteria for long-term value creation), we returned 38% of the cash to shareholders through regular dividends, special dividends, and capital distributions. We used the remaining 29% of the cash to buy back Brown-Forman stock at an average price of just under $40 per share. This balance of cash deployment served both the business and shareholders well over the last decade.

Looking Ahead

I believe our BF150 strategy is positioning Brown-Forman to continue this track record of excellent growth and returns. As part of that strategy, we have high aspirations for both the Jack Daniel's trademark and the rest of our portfolio of brands. Over time, we've learned a great deal about the global whiskey business, primarily through our experience with Jack Daniel's, a brand that is global in scale, premium in price, and has significant potential for continued long-term growth.

BUILDING BRANDS Since we aspire to be one of the leading companies in the very attractive global whiskey category, we plan to apply our knowledge to other brands. Just as we've been successful in expanding the Jack Daniel's trademark with full-strength line extensions such as Gentleman Jack and Tennessee Honey, and in successfully developing and building the super-premium Woodford Reserve bourbon brand, we intend to expand our know-how to other whiskeys that we acquire or create.

We are very bullish on the global whiskey category and the increasing role that Jack Daniel's and American whiskeys are playing in it. We're also enthusiastic about the valuable trademarks we own that compete successfully at the premium end of the vodka, tequila, and liqueur categories.

Our BF150 strategy is positioning Brown-Forman to continue this track record of excellent growth and returns. As part of that strategy, we have high aspirations for both the Jack Daniel's trademark and the rest of our portfolio of brands.

We believe they too continue to offer superb long-term growth potential for our company.

In closing, let me thank and congratulate our employees worldwide for their individual and collective efforts on behalf of the company. It is because of them that the company is able to report such excellent results, while also being positioned for continued success in the years ahead. And I thank you, our shareholders, as well for your support and encouragement as we continue to Build Forever.

Paul C. Varga
Chairman and Chief Executive Officer
June 27, 2012


COLLINGWOOD
Tennessee
SOUR MASH

Canada
Collingwood, the first toasted maplewood-mellowed Canadian whisky, expanded into Canada in fiscal 2012.

United Kingdom
Surpassed 1.1m cases of Jack Daniel's Tennessee Whiskey.

Germany
Winter Jack sold 40k cases in the holiday season.

United States
Southern Comfort selected a new agency of record for global marketing communication services across all traditional, digital and emerging media channels.

Mexico
New Mix is the biggest RTD in Mexico.

Global Health *of* Our Brands

Diversity and performance of our brands are the keys to the health, prosperity and longevity of our company. Today, we are reaching new customers across the world with new innovative products and strategies, while strengthening existing brands, markets and positions.

Brazil
Jack Daniel's surpassed 50k cases in Brazil.


FINLANDIA
VODKA OF FINLAND
JACK DANIEL
Old No.7 BRAND
COLA
WHISKEY DISTILLED
Russia
Finlandia brand is the #1 premium imported vodka in Russia.
Poland
Finlandia 101 and Finlandia Spices launched in fiscal 2012.
Asia Pacific
Emerging markets continue to be an important future growth opportunity.
Australia
Brown-Forman was recognized as the "leading spirits supplier" by The Liquor Merchants Association of Australia.
South Africa
SoCo Lime was introduced in fiscal 2012.

A Few Words *from* Garvin Brown

I always enjoy writing to our shareholders. This is the fifth time I have done so, and I am pleased to report, yet again, that our company continues to thrive. Notably, this year marks a number of other five-year milestones—for the company's leadership, the Board's evolution, and the engagement of the long-term Brown family shareholder base. Reflecting on them underscores how well constructed Brown-Forman is for long-term growth and endurance.

As Paul described, fiscal 2012 marked the fifth year of one of the most difficult periods in our company's history. As a result, these last five years offer a much better strategic perspective on the health of the company than any single year during that period or the period before. And the news is excellent. There has been growth in all describable markets: the United States, developed international markets, and emerging markets. From a total shareholder return perspective, Brown-Forman has not only outperformed the markets, it also surpassed its prior five-year growth record, when times were "good."

From a leadership perspective, fiscal 2012 also marks the fifth year in which Paul Varga has been the Chairman and CEO of the corporation. Paul is always quick to credit the team of leaders he has assembled around him, as well as our talented employees around the world. Those of us who know them share his appreciation for their individual and collective contributions and teamwork. Nevertheless, I don't think our excellent performance and Paul's tenure are coincidental.

When Paul took over his role from Owsley Brown II, we had the uncommon circumstance of having a talented and youthful CEO with a strategic mindset and business acumen honed through 20 years of experience in our industry and success in a progression of key jobs at Brown-Forman. This combination of strengths could not have been better timed for the business, given the challenges that lay ahead. Like others, our company needed stable and dynamic leadership during this time of global uncertainty. In Paul, we found both.

Paul's appointment was part of a well designed succession planning process, put in place by Owsley and our Board. In Owsley's untimely passing this past year, we lost a great leader, and a leading member of the fourth



(From left) Sandra A. Frazier, James S. Welch, Jr., Martin S. Brown, Jr., Richard P. Mayer, Dace Brown Stubbs, Paul C. Varga, Geo. Garvin Brown IV, Bruce L. Byrnes, Joan C. Lordi Amble, John D. Cook, and Patrick Bousquet-Chavanne (William E. Mitchell not shown)

Board of Directors
(In alphabetical order) Joan C. Lordi Amble[2], Former Executive Vice President, American Express Company / Patrick Bousquet-Chavanne[3,4], Co-Chairman, President and Chief Executive Officer, Yoostar Entertainment Group / Geo. Garvin Brown IV[1,4,7,8], Chairman of the Board and Executive Vice President, Brown-Forman Corporation / Martin S. Brown, Jr.[7,8], Partner, Adams and Reese LLP / Bruce L. Byrnes[2,4], Former Vice Chairman of the Board, The Procter & Gamble Company / John D. Cook[2,3,4], Director Emeritus, McKinsey & Company / Sandra A. Frazier[7,8], Partner, Tandem Public Relations LLC / Richard P. Mayer[3,4,5], Former Chairman and Chief Executive Officer, Kraft General Foods North America (now Kraft Foods Inc.) / William E. Mitchell[2,3], Managing Partner, Sequel Capital Management, LLC; former Chairman, President and Chief Executive Officer, Arrow Electronics, Inc. / Dace Brown Stubbs[8], Private Investor / Paul C. Varga[1,7], Chairman and Chief Executive Officer, Brown-Forman Corporation / James S. Welch, Jr.[1], Vice Chairman, Brown-Forman Corporation

[1] Member of Executive Committee of the Board of Directors [2] Member of Audit Committee [3] Member of Compensation Committee [4] Member of Corporate Governance and Nominating Committee [5] Retirement effective July 26, 2012 [7] Member of Brown-Forman/Brown Family Shareholders Committee [8] Member of Brown Family

generation that took this company from its roots in Kentucky to the world stage. He shaped our long-term strategies for growth, was a great champion for global diversification and for responsibly building brands that would endure for generations. He believed in the creative power of people and in giving back to the community. For Paul's (and my) generation at Brown-Forman, Owsley was not only family and/or a friend, but an inspiration and a mentor. Of course, we miss him. But I know that Brown-Forman's on-going success is our greatest testimony to his, and his generation's, life's work. If he were here, Owsley would try to suppress a proud smile, and join me in thanking Paul, and the rest of his team, for all of their leadership through these past years.

I think Owsley would also be pleased with the evolution of our governance and team building on the Board. In recent years, we have said good-bye to a number of retiring, long-serving directors. This year we are bidding a fond farewell to Dick Mayer, one of the key directors who worked with Owsley over the years, having joined the Board in 1994. Dick has, at one time or another, led and chaired our Audit, Governance and Nominating, and Compensation committees, and helped pave the way for the next generation of directors.

On that front, I am particularly pleased with the success we have had in recruiting new independent directors over the last five years. They have each brought unique talents and diverse experience to the Board's deliberations. As a case in point, last November, we were delighted to welcome our newest independent director, Joan Amble. Joan, who recently retired as EVP of Finance at American Express, is an accomplished executive with extensive business experience and financial expertise. She is a wonderful addition to our Board.



Family Committee members hold their March 2012 meeting at our company's Louisville, Kentucky headquarters.
(From left) Paul Varga (Co-Chair), Garvin Brown (Co-Chair), Ernie Patterson (Secretary), Augusta Brown Holland, Mac Brown, Sandra Frazier, Martin Brown, Jr., Austin Musselman, Jr., Phil Lichtenfels, Bonnie Cress (Recording Secretary), and Lee Tatum
Other Family Committee members not pictured: Campbell Brown, Stuart Brown, Laura Frazier, Laura Lee Gastis, and Dace Maki

Finally, I know Owsley would have been pleased with the work of the Brown-Forman / Brown Family Shareholders Committee (Family Committee), which Paul and I co-chair. This year is its fifth anniversary. The group's ambition is to build and nurture strong, enduring company-family relations and has focused its efforts on strengthening existing bonds and expanding opportunities for family members to learn about and become engaged in the company. One notable area of progress this past year is the development of a curriculum framework for educating and engaging family members across a range of topics including the company and industry, effective governance, ownership excellence, and the family itself, including its involvement and interests in the communities around the world where we live and work.

Heading into uncertain times, most companies would agree on a similar wish list for success, such as: a leading global brand, a growing brand portfolio, a resilient industry, and steadfast, visionary leadership, all supported by an uncommonly strong governance system of engaged long-term shareholders and a dynamic Board. Brown-Forman has all of these things. It's a powerful formula for competing successfully in the global marketplace, and bodes well for achieving our long-term ambitions in this generation, and the generations to come.

With sincere thanks for all your support,

Geo. Garvin Brown IV
Chairman of the Board
June 27, 2012

Brown-Forman is steeped in a rich heritage of building successful brands.

It's our business. It's our passion. And over the course of 140-plus years, these brands have earned a special place in the lives of consumers. Today we are innovating across brands and geographies to find new ways to extend and strengthen brand loyalty— from whiskeys, bourbons, vodkas and tequilas to liqueurs, sparkling wines, table wines, and ready-to-drink products.

Portfolio of Brands


Old
No.7
BRAND
JACK DANIEL'S

Accolades

#1

Jack Daniel's earned Best Liquor Brand and Best Premium Spirit Brand in the annual Australian Liquor Industry Awards.

Record Depletions

60

Jack Daniel's set depletion records in 60 countries.

Depletions*

500k

Jack Daniel's surpassed 500k cases in both Germany and France.

Growth Rate

+32%

Jack Daniel's increased its presence in developing economies, growing by 32% in Latin America alone.

*Depletions are shipments direct to retail or from distributors to wholesale and retail customers, and are commonly regarded in the industry as an approximate measure of consumer demand.

Jack Daniel's Family of Brands


JACK

Gentleman Jack
Gentleman Jack set a new depletion record, reaching nearly 400k cases worldwide.


A PERFECT MIX
WHISKEY & CO

Ready-to-Drink (RTD)
As RTDs continue to grow as a category, Jack Daniel's RTDs surpassed 600k cases in Germany, and depleted nearly 550k cases in Mexico.



Jack Daniel's Tennessee Honey
Tennessee Honey exceeded expectations with depletions in excess of 450k cases in North America.


JACK DANIEL'S
SINGLE BARREL

Jack Daniel's Single Barrel
Single Barrel set a new depletion record at 130k cases worldwide.

Growth Rate

+24%

Depletions for SoCo Lime grew 24% to 68k cases due primarily to strong performance in South Africa and introduction in the U.K. and Germany.


NEW ORLEANS ORIGINAL
SOUTHERN
COMFORT

Accolades

#2

Southern Comfort is the #2 Flavored Spirit in South Africa.

Depletions

100k

SoCo Flavors depleted 100k cases globally in fiscal 2012, a 77% increase.

Liqueur


FIERY
PEPPER
SO CO

Southern Comfort Fiery Pepper
Fiery Pepper launched in the U.S. providing an additional 28k cases for the SoCo Family of Brands.



Tuaca
Tuaca launched its first geo-targeted digital and social media campaign in fiscal 2012 which increased Facebook fans by 300% and garnered more than 1.8 million video views.



Ready-to-Drink (RTD)
Southern Comfort RTDs improved 9% driven by launch of SoCo Lime & Soda in Australia and SoCo & Cola in the United Kingdom.


CHAMBORD

Chambord
Chambord was the official sponsor of the Victoria's Secret Fashion Show in fiscal 2012.

Portfolio Growth

+10%

The total Brown-Forman vodka portfolio grew 10% in volume this year.

Accolades

#1

Finlandia is the #1 imported spirits brand in Poland, and the #1 imported vodka in Russia.


VODKA OF FINLAND
FINLANDIA®
VODKA OF FINLAND
MADE FROM PURE GLACIAL SPRING WATER
AND THE FINEST SIX-ROW BARLEY

Depletions

100*k*

Russia grew Finlandia 61% in volume, adding over 100k cases in that market alone.

Accolades

#2

Finlandia is the #2 premium vodka brand in all of Europe.

Vodka

FINLANDIA FROST

Ready-to-Drink (RTD)
Finlandia Frost RTD sold over 140k cases in Mexico in its first full year.

FINLANDIA SPICES

Finlandia Flavored
Finlandia Spices was introduced in Poland, entering a 2.3m herbal/ bitter flavored vodka market.

Little Black Dress

Little Black Dress (LBD)
Launched in the U.S. market—its first entry into the mainstream vodka market in the United States. LBD Vodka depleted 18k cases in its first 3 months of launch.

MAXIMUS

Maximus
Maximus was acquired in fiscal 2012 primarily to enter the large mainstream vodka segment in Poland.


LABROT & GRAHAM
WOODFORD RESERVE
DISTILLER'S SELECT

Facebook

+100*k*

Woodford Reserve surpassed 100k fans on Facebook.

Growth in the U.S.

+19%

Woodford Reserve grew 19% in volume this year.

Depletions

200*k*

Woodford Reserve Family depleted globally 200k cases.

Whiskey

Old Forester
Old Forester introduced both new packaging and a new marketing campaign in fiscal 2012.

Woodford Reserve Double Oaked
An innovative approach to twice-barreled bourbon, Woodford Double Oaked is the first permanent line extension by Woodford Reserve, launched in fiscal 2012.

Early Times
Early Times enjoyed over 4m media impressions as the official Mint Julep of the Kentucky Derby.

Canadian Mist
Canadian Mist, a 1.6 million case brand, the third largest Canadian whisky brand in the U.S.


REPOSADO
REPOSADO
SAN JOSE DEL REFUGIO
HERRADURA
FROM THE VILLAGE OF AMATITAN, JAL.
AGAVE,
ESTATE

Growth Rate

+13%

Globally, Herradura increased depletions by 13% to reach 290k cases, with nearly 100k in the U.S. alone, driven by mixology programs and new packaging.

Market Performance

+8%

el Jimador grew depletions 8% in a very competitive U.S. market.

Depletions

5.3*m*

New Mix Mexico grew depletions 10% in Mexico, reaching 5.3m cases.

Tequila

el Jimador
The biggest single tequila brand in Mexico, el Jimador grew its Facebook fan base from 8k to 160k fans.

Pepe Lopez
Pepe Lopez is the fun, affordable tequila that makes a great tasting, full flavored house margarita.

Ready-to-Drink (RTD)
New Mix is the biggest RTD in Mexico and grew depletions 10% in fiscal 2012.

Antiguo
Antiguo experienced a healthy 16% growth rate in Latin America last year—the highest of all our tequilas.


Depletions
350k
Sonoma-Cutrer's brands surpassed 350k cases, growing depletions by 12%.
SONOMA-CUTRER
Growth Rate
+25%
Sonoma-Cutrer's label, Sonoma Coast, is among the leading brands of super-premium wines with growth of 25%.*
ESTATE BOTTLED
*Source: Nielsen 4/28/12

Champagne & Wine

Russian River Ranches
For the 21st time in 23 years, Russian River was crowned America's Most Popular Chardonnay in *Wine & Spirits* Magazine's annual poll of premium restaurants.

Korbel Sweet Rosé
Sweet Rosé increased depletions in fiscal 2012 +21% over fiscal 2011.

Sonoma-Cutrer Les Pierres
Les Pierres is born of a single vineyard with extremely rocky soil, soil that infuses the grapes with a varied mineral essence and incredible complexity.

Korbel Sweet Cuvée
Sweet Cuvée increased depletions in fiscal 2012 +54% over fiscal 2011.

Selected Financial Data

Dollars in millions, except per share amounts

Year Ended April 30,	2003	2004	2005	2006	2007	2008	2009	2010	2011	**2012**
Continuing Operations:										
Net sales	1,795	1,992	2,195	2,412	2,806	3,282	3,192	3,226	3,404	**3,614**
Gross profit	900	1,024	1,156	1,308	1,481	1,695	1,577	1,611	1,724	**1,795**
Operating income	341	383	445	563	602	685	661	710	855	**788**
Income from continuing operations	222	243	339	395	400	440	435	449	572	**513**
Weighted average shares used to calculate earnings per share										
- Basic	168.4	151.7	152.2	152.6	153.6	153.1	150.5	147.8	145.6	**143.0**
- Diluted	168.9	152.5	153.1	154.3	155.2	154.4	151.4	148.6	146.5	**144.1**
Earnings per share from continuing operations										
- Basic	1.32	1.60	2.23	2.59	2.60	2.87	2.88	3.03	3.92	**3.59**
- Diluted	1.32	1.59	2.22	2.56	2.58	2.84	2.87	3.02	3.90	**3.56**
Gross margin	50.1%	51.4%	52.7%	54.2%	52.8%	51.6%	49.4%	50.0%	50.7%	**49.7%**
Operating margin	19.0%	19.2%	20.3%	23.3%	21.5%	20.9%	20.7%	22.0%	25.1%	**21.8%**
Effective tax rate	33.6%	33.1%	32.6%	29.3%	31.7%	31.7%	31.1%	34.1%	31.0%	**32.5%**
Average invested capital	1,266	1,392	1,535	1,863	2,431	2,747	2,893	2,825	2,711	**2,803**
Return on average invested capital	18.0%	18.5%	23.0%	21.9%	17.4%	17.2%	15.9%	16.6%	21.8%	**19.1%**
Total Company:										
Cash dividends declared per common share	0.58	0.64	0.73	0.84	0.93	1.03	1.12	1.18	2.24	**1.34**
Average stockholders' equity	1,290	936	1,198	1,397	1,700	1,668	1,793	1,870	1,904	**2,046**
Total assets at April 30	2,264	2,376	2,649	2,728	3,551	3,405	3,475	3,383	3,712	**3,477**
Long-term debt at April 30	629	630	351	351	422	417	509	508	504	**503**
Total debt at April 30	829	679	630	576	1,177	1,006	999	699	759	**510**
Cash flow from operations	243	304	396	343	355	534	491	545	527	**516**
Return on average stockholders' equity	18.7%	27.1%	25.7%	22.9%	22.9%	26.4%	24.2%	24.0%	30.0%	**25.1%**
Total debt to total capital	49.4%	38.3%	32.5%	26.9%	42.8%	36.8%	35.5%	26.9%	26.9%	**19.8%**
Dividend payout ratio	41.1%	38.2%	36.1%	40.0%	36.8%	35.8%	38.9%	38.7%	57.0%	**37.4%**

Notes:

1. *Includes the consolidated results of Finlandia Vodka Worldwide, Tuoni e Canepa, Swift & Moore, Chambord, and Casa Herradura since their acquisitions in December 2002, February 2003, February 2006, May 2006, and January 2007, respectively.*
2. *Weighted average shares, earnings per share, and cash dividends declared per common share have been adjusted for a 2-for-1 common stock split in January 2004 and a 5-for-4 common stock split in October 2008.*
3. *Cash Dividends declared per common share in Fiscal 2011 includes a special dividend of $1.00 per share.*
4. *We define return on average invested capital as the sum of net income (excluding extraordinary items) and after-tax interest expense, divided by average invested capital. Invested capital equals assets less liabilities, excluding interest-bearing debt.*
5. *We define return on average stockholders' equity as net income applicable to common stock divided by average stockholders' equity.*
6. *We define total debt to total capital as total debt divided by the sum of total debt and stockholders' equity.*
7. *We define dividend payout ratio as cash dividends divided by net income.*

Highlights

Return on Average Invested Capital
as of April 30



24%
18%
12%
6%
0%
18.0%
18.5%
23.0%
21.9%
17.4%
17.2%
15.9%
16.6%
21.8%
19.1%
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Brown-Forman 15-Year Relative Stock Performance versus the S&P 500
as of April 30, 2012



B-F Class B Shares
S&P 500 Index
600
400
200
0
100
100
181
108
152
114
295
164
230
109
428
175
1997
2000
2003
2006
2009
2012

Compound Annual Growth Rate
as of April 30, 2012



Net Sales
Operating Income
Diluted EPS
12%
9%
6%
3%
0%
7%
8%
11%
5%
7%
11%
7%
8%
10%
8%
9%
11%
5%
6%
7%
35-Year
25-Year
15-Year
10-Year
5-Year

Non-GAAP Financial Measures

The following is provided to supplement certain non-GAAP financial measures in this report (page 01), both as reported (on a GAAP basis) and including or excluding the impact of certain items (non-GAAP). Brown-Forman believes these non-GAAP financial measures provide useful supplemental information to investors regarding our business trends and performance of our on going operations and are useful for period-over-period comparisons of such operations.

% Change vs. Prior 12 Months Ended April 30,	2008	2009	2010	2011	2012
Underlying operating income growth	8%	4%	6%	6%	9%
Other, net	-	(1%)	-	1%	(1%)
Estimated net change in trade inventories	-	(2%)	2%	1%	(1%)
Impact of foreign currencies	5%	(4%)	(1%)	3%	(3%)
Acquisitions/Divestitures	1%	4%	(4%)	7%	(12%)
Non-cash agave charge	-	(3%)	4%	-	-
Impairment charge	-	-	(2%)	2%	-
Reduction in workforce	-	(2%)	2%	-	-
Reported operating income change	**14%**	**(4%)**	**7%**	**20%**	**(8%)**

Acquisitions/Divestitures *– Refers to net impact of acquisitions/divestitures, including the operating results, as well as the gain on sale. We believe that excluding the gain on the sale and operating results from current period versus the same prior period provides helpful information in forecasting and planning the growth expectations of the Company.* ***Foreign currencies*** *– Refers to net gains and losses incurred by the Company relating to sales and purchases in currencies other than the U.S. Dollar. Brown-Forman uses the measure to understand the growth of the business on a constant dollar basis as fluctuations in exchange rates can distort the underlying growth of the business (both positively and negatively). To neutralize the effect of foreign exchange fluctuations, the Company has translated current year results at prior year rates. While Brown-Forman recognizes that foreign exchange volatility is a reality for a global company, it routinely reviews its performance on a constant dollar basis. The Company believes this allows both management and investors to understand better Brown-Forman's growth trends.* ***Estimated net change in distributor inventories*** *– Refers to the estimated financial impact of changes in distributor inventories for the Company's brands. Brown-Forman computes this effect using estimated depletion trends and separately identifying trade inventory changes in the variance analysis for key measures. Based on the estimated depletions and the fluctuations in distributor inventory levels, the Company then adjusts the percentage variances from prior to current periods for our key measures. Brown-Forman believes it is important to make this adjustment in order for management and investors to understand the results of the business without distortions that can arise from varying levels of distributor inventories.* ***Non-cash agave charge*** *– Refers to an abnormal number of agave plants identified as dead or dying. Although agricultural uncertainties are inherent in our tequila or any other business that includes the growth and harvesting of raw materials, we believe that the magnitude of this item distorts the underlying trends of our business. Therefore, we believe that excluding this non-cash charge allows for a better understanding of growth trends.* ***Impairment charge*** *– Refers to a non-cash charge related to a trademark impairment of Don Eduardo, a low-volume, high-priced tequila brand. Brown-Forman believes excluding this non-cash charge allows for a better understanding of growth trends.* ***Reduction in workforce*** *– Refers to the charges associated with an 8% reduction in the global workforce, including an early retirement program. We believe that excluding these costs provides investors a better understanding of the continuing cost base of the company.*

Brown-Forman Executive Leadership

The senior executives pictured here have extensive global experience in a variety of industries and, combined, over 190 years of varied, cross-functional service with Brown-Forman.



Donald C. Berg
Executive Vice President,
Chief Financial Officer



Geo. Garvin Brown IV
Chairman of the Board and
Executive Vice President



Matthew E. Hamel
Executive Vice President,
General Counsel and
Secretary



Jill A. Jones
Executive Vice President,
Chief Production Officer



Michael J. Keyes
Senior Vice President and
President, North America
Region



Philip A. Lichtenfels
Senior Vice President,
Chief of Staff



Mark I. McCallum
Executive Vice President,
Chief Operating Officer



Jane C. Morreau
Senior Vice President,
Director, Finance, Accounting
and Technology



Kris Sirchio
Executive Vice President,
Chief Marketing Officer



Lisa P. Steiner
Senior Vice President,
Chief Human
Resources Officer



Lee D. Tatum
Vice President,
Chief of Staff



Paul C. Varga
Chairman and
Chief Executive Officer



James S. Welch, Jr.
Vice Chairman

Corporate Information

CORPORATE HEADQUARTERS
850 Dixie Highway / Louisville, Kentucky 40210 / (502) 585-1100
www.brown-forman.com / brown-forman@b-f.com

LISTED
New York Stock Exchange — BFA/BFB

STOCKHOLDERS
As of April 30, 2012, there were 2,923 holders of record of Class A Common Stock and 5,812 holders of record of Class B Common Stock. Stockholders reside in all 50 states and in 26 foreign countries.

REGISTRAR, TRANSFER AGENT, AND DIVIDEND DISBURSING AGENT
Computershare
web.queries@computershare.com
(800) 622-6757 (U.S., Canada, Puerto Rico)
(781) 575-4735 (International)
P. O. Box 43078 / Providence, Rhode Island 02940-3078
Or Overnight Courier
250 Royall Street, Canton, Massachusetts 02021

EMPLOYEES
As of April 30, 2012, Brown-Forman employed about 4,000 people, including approximately 200 on a part-time or temporary basis. Brown-Forman Corporation is committed to equality of opportunity in all aspects of employment. Brown-Forman Corporation provides full and equal employment opportunities to all employees and potential employees without regard to race, color, religion, national or ethnic origin, veteran status, age, gender, gender identity or expression, sexual orientation, genetic information, physical or mental disability or any other legally protected status. This nondiscrimination policy applies to all terms, conditions and privileges of employment, such as those pertaining to selection, training, transfer, promotion, compensation, and educational assistance programs. It is also the policy of Brown-Forman to prohibit all forms of sexual and other harassment.

FORM 10-K
Our 2012 Form 10-K is included with this 2012 Annual Report in its entirety with the exception of certain exhibits. Interested stockholders may obtain without charge a copy of our Form 10-K, or a copy of any exhibit, upon written request to: Stockholder Services, Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210.
The Form 10-K can also be downloaded from the Company's website at www.brown-forman.com. Click on the Investor Relations section of the website and then on Financial Reports and Filings to view the Form 10-K, as well as other important documents.

FORWARD-LOOKING STATEMENTS
This 2012 Annual Report contains "forward-looking statements" as defined under U.S. federal securities laws. By their nature, forward-looking statements involve risks, uncertainties and other factors (many beyond our control) that could cause our actual results to differ materially from our historical experience or from our current expectations or projections. Except as required by law, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. For a description of these risks and uncertainties please see "Item 1A Risk Factors" and "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Form 10-K included with this 2012 Annual Report.

CERTIFICATIONS
The CEO and CFO Certifications required to be filed with the SEC pursuant to Section 302 of the Sarbanes-Oxley Act are set forth in our Form 10-K, which is included with this Annual Report.

COUNSEL
Stoll Keenon Ogden PLLC, Louisville, Kentucky

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP

STOCK PERFORMANCE GRAPH
This graph compares the cumulative total shareholder return of our Class B Common Stock against the Standard & Poor's 500 Stock Index, the Dow Jones U.S. Consumer Goods Index, and the Dow Jones U.S. Food & Beverage Index. The graph assumes $100 was invested on April 30, 2007, and that all dividends were reinvested. The cumulative returns shown on the graph represent the value that these investments would have had on April 30 in the years since 2007.

Indexed Total Shareholder Return
as of April 30, 2012, dividends reinvested



2007
2008
2009
2010
2011
2012

	2007	2008	2009	2010	2011	2012
●	**$100**	**$108**	**$ 95**	**$121**	**$155**	**$189**
⬙	$100	$ 95	$ 62	$ 86	$100	$105
⬙	$100	$ 98	$ 74	$102	$123	$135
●	$100	$105	$ 82	$106	$129	$140

● BF Class B Shares ⬙ Dow Jones U.S. Consumer Goods
⬙ S&P 500 Index ● Dow Jones U.S. Food & Beverage

FISCAL 2012 VIDEO
To see and hear Brown-Forman CEO Paul Varga and Board Chairman Garvin Brown discuss highlights of the company's fiscal 2012 performance, please go to brown-forman.com and look for the link to the video clip.

ENVIRONMENTAL STEWARDSHIP
As a responsible corporate citizen, Brown-Forman is committed to environmental stewardship and sustainability. Our environmental efforts focus primarily on the efficient use of natural resources, conserving energy and water, and minimizing waste. This annual report is printed on FSC®-certified paper.

MIX
Paper from responsible sources
FSC® C101504
FSC www.fsc.org

Design and Illustration: VSA Partners, Chicago, IL Photography: Paul Elledge, Chicago, IL, and Thomas Hart Shelby

Your friends at Brown-Forman encourage you to please drink responsibly.

An important part of our work on alcohol responsibility is reflected on Our Thinking About Drinking: The Issues Forum, where we share our perspective and positions on alcohol topics and invite your comments, opinions or ideas.

www.ourthinkingaboutdrinking.com


CHA

850 Dixie Highway,
Louisville, Kentucky 40210
www.brown-forman.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 30, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission File Number 002-26821

BROWN-FORMAN CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**61-0143150** (IRS Employer Identification No.)
850 Dixie Highway **Louisville, Kentucky** (Address of Principal Executive Offices)	**40210** (Zip Code)

Registrant's telephone number, including area code **(502) 585-1100**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
Class A Common Stock (voting) $0.15 par value	New York Stock Exchange
Class B Common Stock (nonvoting) $0.15 par value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value, as of the last business day of the most recently completed second fiscal quarter, of the voting and nonvoting equity held by nonaffiliates of the registrant was approximately $6,600,000,000.

The number of shares outstanding for each of the registrant's classes of Common Stock on June 18, 2012 was:

Class A Common Stock (voting)	56,297,164
Class B Common Stock (nonvoting)	85,860,986

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement of Registrant for use in connection with the Annual Meeting of Stockholders to be held July 26, 2012 are incorporated by reference into Part III of this report.

The Business section and other parts of this Annual Report on Form 10-K contain statements, estimates, projections and other information that constitute "forward-looking statements" as defined under U.S. federal securities laws. Many of the forward-looking statements are located in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements provide current expectations of future events based on certain assumptions, and include any statement that does not directly relate to any historical or current fact. Forward-looking statements can also be identified by words such as "aim," "anticipate," "aspire," "believe," "envision," "estimate," "expect," "expectation," "intend," "may," "plan," "potential," "project," "pursue," "see," "will," "will continue," and similar expressions. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. We believe that these forward-looking statements are reasonable as and when made; however, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. In addition, forward-looking statements are subject to certain inherent risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in Part I, "Item 1A. Risk Factors," which are incorporated herein by reference, and elsewhere in this report and those described from time to time in our future reports filed with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I

Item 1. *Business*

Overview

Brown-Forman Corporation ("we," "us," or "our" below) was incorporated under the laws of the State of Delaware in 1933, successor to a business founded in 1870 as a partnership and subsequently incorporated under the laws of the Commonwealth of Kentucky in 1901. We primarily manufacture, bottle, import, export, and market a wide variety of alcoholic beverage brands.

For additional information on our business, including the matters described below in this item, please see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II of this Form 10-K.

Brands

Our principal beverage brands are:

- Jack Daniel's Tennessee Whiskey
- Jack Daniel's Single Barrel
- Jack Daniel's Ready-to-Drinks
- Jack Daniel's Tennessee Honey
- Gentleman Jack
- Southern Comfort
- Southern Comfort Ready-to-Drinks
- Southern Comfort Ready-to-Pours
- Southern Comfort Lime
- Southern Comfort Fiery Pepper
- Southern Comfort Bold Cherry
- Finlandia Vodka
- Antiguo Tequila
- Canadian Mist Blended Canadian Whisky
- Chambord Liqueur
- Chambord Vodka
- Don Eduardo Tequila
- Early Times Bourbon
- Early Times Kentucky Whisky
- el Jimador Tequilas
- Herradura Tequilas
- Korbel California Champagnes*
- Maximus Vodka
- New Mix Ready-to-Drinks
- Old Forester Bourbon
- Little Black Dress Vodkas
- Collingwood Whisky
- Pepe Lopez Tequilas
- Sonoma-Cutrer Wines
- Tuaca Liqueur
- Woodford Reserve Bourbon

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* Represented in the U.S. and other select markets by Brown-Forman

The most important brand in our portfolio is Jack Daniel's, which is the fifth-largest premium spirits brand and the largest selling American whiskey brand in the world according to volume statistics published in February 2012 by Impact Databank, a well-known trade publication. Our other leading global brands are Finlandia, the sixth-largest selling vodka, Southern Comfort, the third-largest selling liqueur, Canadian Mist, the fourth-largest selling Canadian whisky, and el Jimador, the fourth-largest selling tequila, according to the recently published volume statistics referenced above. We believe the statistics used to rank these products are reasonably accurate.

Strategy

Our strategy is to market high quality products that satisfy the preferences of consumers of legal drinking age and to support those products with extensive international, national, and regional marketing programs. These programs are intended to increase consumer brand recognition and brand loyalty.

Trademarks

We own numerous valuable trademarks that are essential to our business. Registrations of trademarks can generally be renewed indefinitely as long as the trademarks are in use. Through licensing arrangements, we have authorized the use of some of our trademarks on promotional items for the primary purpose of enhancing brand awareness.

Ingredients and Other Supplies

The principal raw materials used in manufacturing and packaging our distilled spirits are corn, rye, malted barley, agave, sugar, glass, cartons, PET (polyethylene terephthalate), labels, and wood for barrels, which are used for storage of whiskey and certain tequilas. The principal raw materials used in liqueurs are neutral spirits, sugar, and wine, while the principal raw materials used in our ready-to-drink products are sugar, neutral spirits, whiskey, tequila, or malt. Currently, none of these raw materials is in short supply, and there are adequate sources from which they may be obtained, but shortages in some of these can occur.

Due to aging requirements, production of whiskeys, certain tequilas, and other distilled spirits is scheduled to meet demand in the future. Accordingly, our inventories may be larger in relation to sales and total assets than would be normal for most other businesses.

The principal raw materials used in the production of wines are grapes, packaging materials and wood for wine barrels. Our grape supply comes from a combination of owned vineyards located in California and external contracts with independent growers; from time to time, our grape costs are adversely affected by weather and other forces that may limit production. We believe that our relationships with our growers are good.

Distribution

We use a variety of distribution models across the globe to deliver our products to our customers. In the United States, we sell our brands either to wholesalers or to state governments that then sell to retail customers and consumers. We own and operate distribution networks in Australia, Brazil, Canada, China, the Czech Republic, Germany, Korea, Mexico, Poland, Taiwan, and Turkey, where we sell our products either directly to retail stores or to wholesalers. In the United Kingdom, we partner with another supplier to sell a combined portfolio of our companies' brands. In many other markets, including France, Spain, Italy, Russia, and South Africa we rely on others to distribute our brands.

International Markets

Our main international markets include Australia, the United Kingdom, Mexico, Poland, Germany, France, Russia, Canada, Japan, Turkey, Spain, Italy, Czech Republic, South Africa, and Brazil. Our fiscal 2012 net sales by geography were as follows:

United States	42%
Europe	27%
Rest of the world	31%

For information about the Company's reportable segment and for additional geographic information about net sales and long-lived assets, please refer to Note 15 of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Report on Form 10-K.

Competition

The distilled spirits industry is highly competitive. We compete against many global, regional, and local brands in a variety of categories of beverage alcohol, but most of our brands compete primarily in the industry's premium end. We compete based on taste, product quality, brand image, and price — all in response to consumer preferences. While the industry is highly fragmented, other major players include Bacardi Limited, Beam Inc., Constellation Brands, Inc., Davide Campari-Milano S.p.A., Diageo PLC, Pernod Ricard S.A., and Rémy Cointreau S.A.

Regulatory Environment

The Alcohol and Tobacco Tax and Trade Bureau of the United States Treasury Department regulates the wine and spirits industry with respect to production, blending, bottling, sales, advertising, and transportation of industry products. Also, each state regulates the advertising, promotion, transportation, sale, and distribution of such products.

Under federal regulations, bourbon and Tennessee whiskeys must be aged for at least two years in new charred oak barrels. We typically age all of our whiskeys between three and six years. Federal regulations also require that "Canadian" whiskey must be manufactured in Canada in compliance with Canadian laws. Mexican authorities regulate the production of tequilas, which among other specifications, require minimum aging periods for anejo (one year) and reposado (two months) tequilas. We comply with these regulations.

Employees and Executive Officers

As of April 30, 2012, we employed about 4,000 persons, including approximately 200 employed on a part-time or temporary basis. We believe our employee relations are good.

The following persons serve as executive officers of the Company as of June 27, 2012.

Name	Age	Principal Occupation and Business Experience
Paul C. Varga	48	Chairman of the Company since August 2007. Chief Executive Officer since August 2005. President and Chief Executive Officer of Brown-Forman Beverages (a division of the Company) from August 2003 to August 2005.
Donald C. Berg	57	Executive Vice President and Chief Financial Officer since May 2008. Senior Vice President and Director of Corporate Finance from July 2006 to May 2008. President of Brown-Forman Spirits Americas from July 2003 to July 2006.
James S. Welch, Jr.	53	Vice Chairman of the Company, Executive Director of Corporate Affairs, Strategy, Diversity, and Human Resources since 2007. Company Vice Chairman, Executive Director of Corporate Strategy and Human Resources from 2003 to 2007.

Name	Age	Principal Occupation and Business Experience
Mark I. McCallum	57	Executive Vice President and Chief Operating Officer of the Company since May 2009. Executive Vice President and Chief Brands Officer from May 2006 through April 2009. Senior Vice President and Chief Marketing Officer from July 2003 to May 2006.
Kris Sirchio	46	Executive Vice President and Chief Marketing Officer of the Company since November 2009. Global Head, Professional Products, Syngenta AG from October 2004 to September 2009.
Matthew E. Hamel	52	Executive Vice President, General Counsel, and Secretary since October 2007. Associate General Counsel and Vice President, Law, of the Enterprise Media Group of Dow Jones & Company, Inc., from December 2006 to October 2007. Vice President, General Counsel and Secretary of Dow Jones Reuters Business Interactive LLC (d/b/a Factiva) from December 1999 to December 2006.
Jill A. Jones	47	Executive Vice President and Chief Production Officer since July 2011. Senior Vice President and Chief Production Officer from November 2009 to July 2011. Senior Vice President and Managing Director of Global Production from May 2007 to October 2009. Director of Finance, Global Production from July 2006 to April 2007. Vice President and Chief Financial Officer, Brown-Forman Distillery Company and Supply Chain Management from August 2002 to June 2006.
Jane C. Morreau	53	Senior Vice President and Director of Finance, Accounting and Technology since May 2008. Senior Vice President and Controller from December 2006 to May 2008. Vice President and Controller from August 2002 to December 2006.

Available Information

You may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file with the SEC at http://www.sec.gov.

Our website address is www.brown-forman.com. Please note that our website address is provided as an inactive textual reference only. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to these reports are available free of charge on our website as soon as reasonably practicable after we electronically file those reports with the SEC. The information provided on our website is not part of this report, and is therefore not incorporated by reference, unless such information is otherwise specifically referenced elsewhere in this report.

On our website, we have posted our Corporate Governance Guidelines, our Code of Conduct and Compliance Guidelines that apply to all directors and employees, and our Code of Ethics that applies specifically to our senior financial officers. We have also posted on our website the charters of our Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, and Executive Committee of our Board of Directors. Copies of these materials are also available free of charge by writing to our Secretary, Matthew E. Hamel, 850 Dixie Highway, Louisville, Kentucky 40210 or e-mailing him at Secretary@b-f.com.

Item 1A. ***Risk Factors***

In addition to the other information set forth in this report, you should carefully consider the following factors, which could materially affect our business, financial condition or results of operations in future periods. The risks described below are not the only risks facing our Company. Additional risks not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or results of operations in future periods.

Unfavorable economic conditions could negatively affect our operations and results significantly.

Poor global or regional economic conditions can materially adversely affect our operations and financial results. Several economies face significant challenges, including high unemployment, low consumer confidence, budget deficits, burdensome governmental debt, and weak housing and credit markets. Financial and credit instability in some countries, including the recent, significant Eurozone financial difficulties and sovereign debt issues, and the geopolitical and economic instability in parts of the world, including Mexico, present risks to our business. Health pandemics can also have far-reaching economic consequences that could be particularly adverse to our socially-based, discretionary consumer product business. These conditions can affect the willingness of consumers to pay for premium brands such as ours, lead them to make more value-driven and price-sensitive purchasing choices, and to participate in more at-home drinking occasions rather than at restaurants, bars, and hotels, which tend to favor many of our premium and super-premium products. Many of the negative ramifications to our business from poor economic conditions are difficult to predict, but some other potentially significant effects are distributor or retailer destocking, higher interest rates, changes in the rate of inflation (up or down), exchange rate fluctuations, credit or capital market instability, bank failures, and/or lower returns or discount rates on our pension assets (requiring higher contributions to our pension plans). For additional information with respect to the effects of changes in the value of our benefit plan obligations and assets on our financial results, see "Pension and other Postretirement Benefits" on pages 41 and 42 of this report on Form 10-K.

Our suppliers, customers, and consumers could experience cash flow problems, more costly or unavailable financing, credit defaults, and other financial hardships. The U.S. federal budget and individual state budget deficits could lead to increased taxes on our products, business, customers, or consumers; and a number of proposals to increase taxes on beverage alcohol have been made at the federal and state levels in recent years. Governments in other countries in which we operate also may impose taxes and implement other austerity measures to manage local economic conditions in ways that hurt our business. Countries, including significant markets for us in Europe, may default on sovereign debt.

Our global growth is subject to a number of commercial and political risks.

We currently market products in more than 135 countries. As was the case this year, we expect our future growth rates in international markets to surpass our growth rates in the United States. Emerging regions, such as Eastern Europe, Latin America, and Asia, as well as countries that some companies consider to be developed markets, such as the U.K., France, Germany, and Australia, provide significant growth opportunities for us.

Potentially unstable governments or legal systems, civil or political upheaval or unrest, security risks, intergovernmental disputes, military conflicts, local labor conditions and business practices, possible expropriation, closure of markets to imports or anti-American sentiment or terrorist activities in or outside of the United States, are risks to our business. Unscrupulous or questionable business practices common in some emerging countries (and sometimes even in developed ones) could put our company at a competitive disadvantage, as we require full legal compliance by our employees and business partners worldwide. In Mexico, for example, we face risks to our business due to corruption and dangerous drug cartels, which are often violent and are reputedly asserting influence in some areas of the beverage alcohol industry. These and other types of political and commercial risks in our various markets around the world may have a material adverse effect on our business, results of operations and future growth prospects.

The longer-term outlook for our business anticipates continued success of Jack Daniel's Tennessee Whiskey, Southern Comfort Liqueur, Finlandia Vodka, Tequila Herradura, el Jimador Tequila, their respective brand families, and our other brands. This outlook is based in part on favorable demographic trends for the sale of beverage alcohol through 2014 in the United States, and in many of our global markets for varying numbers of years. If these demographic trends do not translate into corresponding sales increases, we may fail to meet our growth expectations. In addition, any continuation of the somewhat less favorable demographic trends in the United States for several years subsequent to 2014 could negatively affect our performance in those years and our ability to meet our longer-term strategic objectives.

Foreign currency exchange rate fluctuations affect our financial results.

The more we expand our business globally, the more exchange rate fluctuations relative to the United States dollar influence our financial results. In markets other than the United States, we sell our products, and pay for some goods, services, and manpower primarily in local currency. Since we sell more in local currencies than we purchase, we have a net exposure to changes in the value of the United States dollar relative to those currencies. Thus, profits from our overseas businesses would be adversely affected if the dollar were to strengthen against other currencies in our major markets, especially the euro, British pound sterling, Australian dollar, Polish zloty and Mexican peso. To buffer this effect, we regularly hedge a portion of our currency exposure; and as of April 30, 2012, we had hedged approximately 40% of our total fiscal 2013 transactional exposure to foreign currency fluctuations for our major currencies. Nevertheless, over time, our reported financial results generally will be hurt by a stronger United States dollar and helped by a weaker one. For additional information with respect to foreign exchange effects on our business, please see "Foreign Exchange" on page 43 of this report on Form 10-K.

Higher costs or unavailability of materials could adversely affect our financial results, as could our inability to obtain certain finished goods.

Our products use a number of materials and ingredients that we purchase from third-party suppliers. Our ability to make and sell our products hinges on having available all of the raw materials, product ingredients, finished product, glass, bottles, cans, bottle closures, packaging, and other materials used to produce and package them. Without sufficient quantities of one or more key materials, our operations and financial results could suffer. For instance, only a few glass producers make bottles on a scale sufficient for our requirements, and a single producer supplies most of our glass requirements. Similarly, a Finnish corporation distills and bottles our Finlandia Vodka products for us. If any of our key suppliers were no longer able to meet our timing, quality or capacity requirements, ceased doing business with us, or raised prices, and we could not develop alternative cost-effective sources of supply or production, our operations and financial results would suffer.

Higher costs or insufficient availability of suitable grain, agave, water, grapes, wood, glass, closures, and other input materials and/or associated labor costs may affect adversely our financial results, since we may not be able to pass along such cost increases or shortages through higher prices to customers. Weather, the physical effects of climate change, diseases and other agricultural uncertainties that affect the mortality, health, yield, quality or price of the various raw materials used in our products also present risks for our business, including in some cases potential impairment in the recorded value of our inventory. Changes in frequency or intensity of weather can disrupt our supply chain as well, which may affect production operations, insurance costs and coverage, as well as the timely delivery of our products to customers.

As water is one of the major components of our products, the quality and quantity of the water available for use is important to our ability to operate our business. If hydrologic cycle patterns change, and droughts become more common or severe, or if the water supply were interrupted for other reasons, there might be a scarcity of desirable water in some of the key production regions for our products, including Tennessee, Kentucky, Finland, Canada, Mexico, and California. When energy costs rise, our transportation, freight and other operating costs, such as distilling and bottling expenses, also increase. Additionally, rising energy and other costs may curtail consumer spending on leisure activities, entertainment, and discretionary purchases, resulting in fewer purchases of our products, including the Jack Daniel's family of brands, with their broad-based consumer appeal.

Changes in consumer purchases and preferences, and our ability to anticipate and react to them affect our business results.

We are a branded consumer products company in a highly competitive market. Our success depends on our continued ability to offer consumers highly appealing products. Consumer preferences and purchases may shift due to a host of factors, including changes in demographic and social trends, public health policies and initiatives, and changes in leisure, dining, and beverage consumption proclivities. To continue to succeed we must anticipate and respond effectively to shifts in consumer behavior, drinking tastes and drinking occasions.

The Jack Daniel's family of brands has supplied the majority of our profit and has been the primary driver of our incremental growth for many years, and our current projections extend these trends through fiscal 2013 and well beyond. Our plans call for Jack Daniel's Tennessee Honey sales to increase in the U.S. this year and to expand geographically in select international markets. Given the significance of Jack Daniel's to our success as a company, significant or sustained decline in sales or selling price of our Jack Daniel's products could materially depress our financial results. Our plans also call for the Southern Comfort brand family to stabilize. If our initiatives are unsuccessful and the Southern Comfort trends do not improve significantly, our business results will suffer and the Company may not achieve its projected financial results. More broadly, if consumers in any of our markets shift away from spirits, our premium brands, or our ready-to-drink products, our financial results likely would be adversely affected. For additional information with respect to the importance of the Jack Daniel's family of brands on our business, please see "Our Brands" on pages 23 and 24 of this report on Form 10-K.

Improving our price position in certain markets and for certain brands, by price increases and less discounting, is a key component of our growth plan for this fiscal year. If consumers or the trade react unfavorably to our pricing changes, we may be unable to meet our earnings projections. We believe that new products, line extensions, label and bottle changes, product reformulations, and similar product innovations by both us and our competitors will compete increasingly for consumer drinking occasions. Product innovation is a significant element of our growth strategy; however, there can be no assurance that we will continue to develop and implement successful line extensions, packaging, formulation or flavor changes, or new products. Unsuccessful implementation or short-lived popularity of our product innovations may result in inventory write-offs and other costs, and may also damage the consumer's image of the brand family. Our inability to attract consumers to our product innovations relative to our competitors' products and to continue to do so over time, likely would negatively affect our growth, business performance and financial results over time.

National and local governments may adopt regulations or undertake investigations that could increase our expenses or limit our business activities.

Our business is subject to extensive regulatory requirements regarding production, importation, marketing and promotion, labeling, distribution, trade, and pricing practices, among others. Changes in laws, regulatory measures, or governmental policies, or in the manner in which current ones are interpreted, could cause Brown-Forman to incur material additional costs or liabilities, and jeopardize the growth of the business. Governments may impose or increase limitations on advertising and promotional activities, place restrictions on retail outlets or other locations, times or occasions where beverage alcohol may be sold or consumed, or adopt other measures that could directly or indirectly limit our opportunities to reach consumers and sell our products.

For example, the Federal Trade Commission has called for the beverage alcohol industry to move voluntarily to a minimum 85% adult demographic advertising placement standard in the U.S., from the current 70%. The Russian government is considering restoring the state monopoly on beverage alcohol to combat that country's excessive consumption. In Europe, regulators in a number of countries are considering potential bans or severe limitations on the marketing and sale of ready-to-drink products, as well as the imposition of minimum prices and other restrictions on spirits products. If these or other severe regulatory changes are adopted, consumer demand could decline to the point of significantly damaging our business performance and prospects.

In addition, from time to time governmental bodies in the United States and international markets investigate business and trade practices of beverage alcohol producers, distributors, suppliers, and retailers, including their compliance with specific beverage alcohol trade regulations, the U.S. Foreign Corrupt Practices Act, and similar laws in the U.K. and other countries. Our policies and procedures require compliance by our employees and agents with all laws and regulations applicable to our business operations. Nonetheless, despite our policies, procedures and related training programs, governmental investigators may allege or determine that non-compliance has occurred and impose significant penalties and monetary fines. Thus, adverse developments in or as a result of regulatory measures and governmental investigations could hurt our business operations, reputation and financial results.

Tax increases and changes in tax rules could adversely affect our financial results.

Our business is sensitive to changes in both direct and indirect taxes. As a multinational company based in the United States, Brown-Forman is more exposed to the effects of the various forms of tax changes in the United States than most of our major competitors, especially those changes that affect the net effective corporate income tax rate. Changes that have been proposed in the past (but not enacted) by Congress or the present administration exemplify this risk; they include repealing LIFO (last-in, first-out accounting treatment of inventory) for tax purposes, decreasing or eliminating the ability of United States-based companies to receive a tax credit for foreign taxes paid or to obtain a current U.S. tax deduction for certain expenses in the U.S. related to foreign earnings, and increasing the tax on dividends and/or capital gains.

Increases in excise taxes, income taxes, or other tax increases could also materially depress our financial results by reducing purchases of our products and encouraging consumers to switch to lower-priced and lower-taxed product categories. While no legislation to increase federal excise taxes on distilled spirits is currently pending in the United States, excise tax increases are possible, as are further increases to other federal tax burdens imposed on the broader business community and consumers. Municipal and state governments may also increase tax burdens to cover budget deficits and compensate for declines in other revenue sources. Several states and many more municipalities have various tax increases under consideration that could adversely affect our business and/or consumers of our products. New tax rules, accounting standards or pronouncements, and changes in interpretation of existing ones, could also have a significant adverse effect on our business and financial results.

Our global business can also be negatively affected by increases in tax rates, such as income taxes, excise taxes, value added taxes, import and export duties, tariff barriers, and/or related local governmental economic protectionism, and the suddenness and unpredictability with which these can occur. The recent global economic downturn has increased our tax-related risks in many countries where we do business, as governmental entities may further increase taxes on beverage alcohol products to replace lost revenues.

If the social or health acceptability of our products declines or governments adopt policies disadvantageous to beverage alcohol, our business could be materially adversely affected.

Our ability to market and sell our products depends heavily on both societal attitudes toward drinking and governmental policies that flow from those attitudes. In recent years, there has been increased social and political attention directed at the beverage alcohol industry. The recent attention has focused largely on public health concerns related to alcohol abuse, including drunk driving, underage drinking, and the negative health impacts of the abuse and misuse of beverage alcohol. While most people who drink enjoy alcoholic beverages in moderation, it is commonly known and well reported that excessive levels or inappropriate patterns of drinking can lead to increased risk of a myriad of health conditions and, for certain people, can result in alcohol dependence. The alcohol industry critics in the United States, Europe and other countries around the world increasingly seek governmental measures to make beverage alcohol products more expensive, less available, and more difficult to advertise and promote. If future research indicated more widespread serious health risks associated with alcohol consumption, and particularly with moderate consumption, or if for any reason the social acceptability of beverage alcohol were to decline significantly, sales of our products could decrease materially. Our sales could also suffer if governments banned or restricted advertising or promotional activities, limited hours or places of sale or consumption, or took other actions that discouraged alcohol purchase or consumption.

Litigation could expose our business to financial and reputational risk.

Major private or governmental litigation challenging the production, promotion, distribution or sale of beverage alcohol or specific brands, could affect our ability to sell products; and even ultimate vindication can be costly. Several years ago, a series of putative class action cases were filed against several beverage alcohol companies, including Brown-Forman, alleging that large producers intentionally focused advertising and promotion at under-age consumers. All of the cases were either dismissed or withdrawn at early stages, but only after considerable effort and expense. Other lawsuits have been brought against beverage alcohol companies alleging problems related to alcohol abuse, negative health consequences from drinking, problems from alleged marketing or sales practices, or underage drinking. While these lawsuits have been largely unsuccessful in the past, others are possible in the future. We could also experience employment related class actions, environmental claims, product liability actions stemming from a beverage or container production defect, a whistleblower suit, or other major litigation that could adversely affect our business results, particularly to the extent the losses or expenses were not insurable or insured.

Governmental actions around the world to enforce trade practice, anti-corruption, competition, tax, environmental and other laws are also a continuing risk for global companies such as Brown-Forman. In addition, as a U.S. public company we are exposed to the risk of shareholder class action suits, particularly following a precipitous drop in the share price of our stock. Adverse developments in major lawsuits concerning these or other matters could have a material adverse effect on our business.

Production facility disruption or the inherent uncertainty in supply/demand forecasting could adversely affect our business, especially our aged products.

If there were a catastrophic failure at one of our major distillation or bottling facilities, or of our information systems, our business could be adversely affected. Some of our significant products are produced at a single source. Further, because whiskies and some tequilas are aged for various periods, we maintain a substantial inventory of aged and maturing products in warehouses at a handful of different sites. The loss of a substantial amount of aged inventory — through fire, other natural or man-made disaster, contamination, or otherwise — could result in a significant reduction in supply of the affected product or products. If we experienced a disruption in the supply of new oak barrels in which to age our whiskies, our business could suffer.

In addition, there is an inherent risk of forecasting error in determining the quantity of maturing stock to store in a given year for future consumption. Forecasting inaccuracies could lead to either an inability to supply demand, and lost opportunity, or a surplus of inventory. There are a number of levers that we use, including price, to balance available supply with fluctuations in consumer demand, but we cannot be sure whether the levers will create the desired balance in particular years, products or markets. A consequence of any of these or other supply disruptions could be our inability to meet consumer demand for the affected products for a period of time, and other significant adverse business consequences that insurance proceeds may be insufficient to compensate, such as damage to brand equity and future sales from not having our products in the market and in consumers' sights and hands for this period of time.

Consolidation among, changes in, increased competition by, or poor performance by beverage alcohol producers, wholesalers or retailers could hinder the marketing, sale and distribution of our products.

We use different business models to market and distribute our products in different regions of the world. In the United States, we sell our products either to wholesale distributors for resale to retail outlets or, in those states that control alcohol sales, to state governments who then sell them to retail customers and consumers. In our other global markets, we use a variety of route-to-consumer models — including in many markets, reliance on other spirits producers to market and sell our products. Consolidation among spirits producers, distributors, wholesalers or retailers could hinder the distribution and sale of our products as a result of reduced attention and resources allocated to our brands during transition periods, the possibility that our brands might represent a smaller portion of the new business, increased negotiating leverage of retailers, and/or an increasingly competitive environment. Also, changes to our route-to-consumer partner or method in important markets could result in temporary or longer-term sales disruption. Further, while we believe that our size relative to that of our competitors currently gives us sufficient scale to succeed, we nevertheless face a risk that a continuing consolidation of the large beverage alcohol companies could put us at a competitive disadvantage.

Our competitors may respond to industry and economic conditions more rapidly or effectively than we do. Retailers and wholesalers of our brands offer products that compete directly with ours for shelf space, promotional displays, and consumer purchases. Pricing (including price promotions, discounting, couponing and free goods), marketing, new product introductions, and other competitive behavior by other suppliers, and by distributors and retailers who sell their products against one or more of our brands, could adversely affect our sales, margins, and profitability. In difficult economic times, consumers tend to be particularly price sensitive and to make more of their purchases in discount stores and other off-premise establishments; therefore, the deleterious effect on our sales of our pricing strategy coupled with these competitive activities may be more pronounced when the economy suffers.

We might not succeed in our strategies for acquisitions and dispositions.

From time to time, we acquire or invest in additional brands or businesses. We expect to continue to seek acquisition and investment opportunities that we believe will increase long-term shareholder value, but we cannot assure that we will be able to find and purchase brands or businesses at acceptable prices and terms. It might also prove difficult to integrate acquired businesses and personnel into our existing systems and operations, and to bring them into conformity with our trade practice standards, financial control environment, and U.S. public company requirements. Acquisitions and their integration can involve significant expense and management time and attention, and could disrupt our business. Our ability to increase sales and/or profitability of the brands we acquire will be important to our future performance.

Brand or business acquisitions can also expose us to unknown liabilities, the possible loss of key customers and/or employees most knowledgeable about the acquired business, and risks associated with doing business in countries or regions with less stable governments, weaker legal systems, ineffective enforcement of illegal trade or other practices, and/or volatile economies, among other risks. Acquisitions, investments or joint ventures could also lead us to incur additional debt and related interest expenses, issue additional shares, and become exposed to contingent liabilities, as well as lead to dilution in our earnings per share and reduction in our return on average invested capital. We could incur future restructuring charges or record impairment losses on the value of goodwill and/or other intangible assets resulting from previous acquisitions, which may also negatively affect our financial results.

We also evaluate from time-to-time the potential disposition of assets or businesses that may no longer meet our growth, return and/or strategic objectives. In selling assets or businesses, we may not get a price or terms as favorable as we anticipated. We could also encounter difficulty in finding buyers on acceptable terms in a timely manner, which could delay our accomplishment of strategic objectives. Expected cost savings from reduced overhead relating to the sold assets may not materialize, and the overhead reductions could temporarily disrupt our other business operations. Any of these outcomes could hurt our performance.

As a consumer brand company, inadequate protection, counterfeiting, or piracy, of our intellectual property rights or product tampering could adversely affect our business prospects.

Our brand names, trademarks, and related intellectual property rights are critical assets of the Company. Consequently, our business depends on our successful protection of them. We devote substantial resources to protect our intellectual property rights around the world. We challenge those who imitate our products. Although we believe that our intellectual property rights are legally protected in the markets in which we do business, the ability to register and enforce intellectual property rights varies greatly from country to country. We cannot be certain that trademark registrations in our favor will be issued in every country in which we wish to sell a particular product or that protective decisions by courts or trademark offices will be in our favor.

Many global spirits brands in the beverage alcohol industry, including ours, experience problems with product counterfeiting and other forms of trademark infringement, especially in Asia and Eastern European markets. Brown-Forman, together with other spirits industry leaders, works cooperatively via our membership in the International Federation of Spirits Producers ("IFSP") to combat spirits counterfeiting. While we believe the IFSP generally to be an effective organization, IFSP efforts are subject to the difficulties in some markets brought on by difficulties with local authorities and courts. Despite our and IFSP efforts, confusingly similar, lower quality, or even counterfeit product that is harmful to consumers could reach the market and adversely affect our intellectual property rights, brand equity, corporate reputation, and/or financial results.

Sales of one or more of our products also could diminish due to a scare over product tampering or contamination. Actual contaminations of our products or raw materials used to produce, ferment or distill them, whether deliberately by a third party or accidentally, could lead to inferior product quality and even illness, injury or death to consumers, potential liability claims and loss. Should a product recall become necessary or we voluntarily recalled product in the event of contamination or damage, sales of the affected product or our broader portfolio of brands could be affected adversely.

Negative publicity may affect our stock price and business performance.

Unfavorable media related to our industry, company, brands, marketing, personnel, operations, business performance, or prospects may affect our stock price and the performance of our business, regardless of its accuracy or inaccuracy. Since we are a branded consumer products company, adverse publicity or negative commentary on social media outlets could hurt both our company's stock price and actual operating results, as consumers might avoid brands or products that receive bad press or negative consumer reviews.

Termination of our rights to distribute and market agency brands included in our portfolio could adversely affect our financial results.

In addition to the brands our Company owns, we also market and distribute products on behalf of other brand owners in selected markets, including the United States. Our rights to sell these agency brands are based on contracts with various brand owners, which have varying lengths, renewal terms, termination rights, and other provisions. We earn a margin for these sales and also gain distribution cost efficiencies in some instances. The termination of our rights to distribute agency brands included in our portfolio could adversely affect our financial results.

Regulatory effects resulting from climate change or other environmental issues may negatively affect our operations and financial performance.

While uncertainties exist in the legislative and regulatory processes regarding climate change and other environmental issues, additional regulatory requirements in the United States and other countries may increase our operational costs, due to the higher cost of compliance. New legislation or regulation relating to climate change or other environmental issues could also increase consumer energy prices, which could reduce consumer demand for our beverage alcohol brands.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

Significant properties are as follows:

Owned facilities:

- Office facilities:
  - Corporate offices (including renovated historic structures) — Louisville, Kentucky
- Production and warehousing facilities:
  - Lynchburg, Tennessee
  - Louisville, Kentucky
  - Collingwood, Ontario, Canada
  - Woodford County, Kentucky
  - Windsor, California
  - Cour Cheverny, France
  - Amatitan, Mexico
- Stave and heading mills:
  - Clifton, Tennessee
  - Stevenson, Alabama (production to begin June 2012)
- Cooperage
  - Louisville, Kentucky

Leased facilities:

- Manufacturing facility in Dublin, Ireland
- Stave and heading mill in Jackson, Ohio

The lease terms expire at various dates and are generally renewable.

We believe that the facilities are in good condition and are adequate for our business.

Item 3. ***Legal Proceedings***

None.

Item 4. ***Mine Safety Disclosures***

Not Applicable.

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our Class A and Class B common stock is traded on the New York Stock Exchange (symbols "BFA" and "BFB," respectively). As of April 30, 2012, there were 2,923 holders of record of Class A common stock and 5,812 holders of record of Class B common stock.

The following table sets forth, for the quarterly periods indicated, the high and low sales prices per share for the Company's Class A and Class B common stock, as reported on the New York Stock Exchange, and dividend per share information:

	Fiscal 2011					Fiscal 2012				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Market price per share:										
Class A high	65.13	65.55	71.88	73.34	73.34	74.15	75.70	81.53	85.45	85.45
Class A low	54.63	54.72	60.54	65.04	54.63	67.46	60.25	70.32	76.66	60.25
Class B high	65.05	65.03	73.00	73.73	73.73	77.25	77.56	83.53	87.26	87.26
Class B low	53.22	54.25	60.45	65.18	53.22	69.22	62.14	72.66	78.53	62.14

Equity Compensation Plan Information

In July 2004, shareholders approved the 2004 Omnibus Compensation Plan as the successor to both the 1994 Omnibus Compensation Plan providing equity awards to employees and the Non-Employee Directors ("NED") Plan providing equity awards to non-employee directors. At the time the NED Plan was discontinued, it had not been submitted to shareholders. The following table provides information on these plans as of April 30, 2012:

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(2)
Equity compensation plans approved by security holders	3,386,811	$51.12	3,865,042
Equity compensation plans not approved by security holders	30,197	$30.39	—(3)
Total	3,417,008	$50.94	3,865,042

(1) Grant prices were equal to the fair market value of the stock at the time of grant.

(2) Securities available for issuance under the 2004 Omnibus Compensation Plan include stock, stock options, stock appreciation rights, market value units, and performance units.

(3) No further awards can be made under the NED Plan.

Stock Performance Graph

This graph below compares the cumulative total shareholder return of our Class B Common Stock for the last five years with the Standard & Poor's 500 Stock Index, Dow Jones U.S. Consumer Goods Index, and the Dow Jones U.S Food & Beverage Index. The information presented assumes an initial investment of $100 on April 30, 2007 and that all dividends were reinvested. The cumulative returns shown on the graph represent the value that these investments would have had on April 30 in the years since 2007.

TOTAL SHAREHOLDER RETURN
INDEXED 2007 = 100
(as of April 30, 2012; dividends reinvested)



$200
$175
$150
$125
$100
$75
$50
$25
$0
2007
2008
2009
2010
2011
2012
Brown-Forman Corporation
S&P 500 Index - Total Returns
Dow Jones US Consumer Goods Index
Dow Jones US Food & Beverage Index

The following table provides information about shares of our common stock that we repurchased during the quarter ended April 30, 2012:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
February 1, 2012 — February 29, 2012	—	—	—	—
March 1, 2012 — March 31, 2012	—	—	—	—
April 1, 2012 — April 30, 2012	7,285	$84.59	—	—
Total	7,285	$84.59	—	

The shares presented in the above table were received from employees to satisfy income tax withholding obligations triggered by the vesting of restricted shares.

Item 6. *Selected Financial Data*

The following selected financial data for each of the fiscal years in the ten-year period ended April 30, 2012, should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and Notes thereto contained in "Item 8. Financial Statements and Supplementary Data" of this report on Form 10-K.

BROWN-FORMAN CORPORATION
SELECTED FINANCIAL DATA
(Dollars in millions, except per share amounts)

Year Ended April 30,	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Continuing Operations:										
Net sales	1,795	1,992	2,195	2,412	2,806	3,282	3,192	3,226	3,404	3,614
Gross profit	900	1,024	1,156	1,308	1,481	1,695	1,577	1,611	1,724	1,795
Operating income	341	383	445	563	602	685	661	710	855	788
Income from continuing operations	222	243	339	395	400	440	435	449	572	513
Weighted average shares used to calculate earnings per share										
— Basic	168.4	151.7	152.2	152.6	153.6	153.1	150.5	147.8	145.6	143.0
— Diluted	168.9	152.5	153.1	154.3	155.2	154.4	151.4	148.6	146.5	144.1
Earnings per share from continuing operations										
— Basic	1.32	1.60	2.23	2.59	2.60	2.87	2.88	3.03	3.92	3.59
— Diluted	1.32	1.59	2.22	2.56	2.58	2.84	2.87	3.02	3.90	3.56
Gross margin	50.1%	51.4%	52.7%	54.2%	52.8%	51.6%	49.4%	50.0%	50.7%	49.7%
Operating margin	19.0%	19.2%	20.3%	23.3%	21.5%	20.9%	20.7%	22.0%	25.1%	21.8%
Effective tax rate	33.6%	33.1%	32.6%	29.3%	31.7%	31.7%	31.1%	34.1%	31.0%	32.5%
Average invested capital	1,266	1,392	1,535	1,863	2,431	2,747	2,893	2,825	2,711	2,803
Return on average invested capital	18.0%	18.5%	23.0%	21.9%	17.4%	17.2%	15.9%	16.6%	21.8%	19.1%
Total Company:										
Cash dividends declared per common share	0.58	0.64	0.73	0.84	0.93	1.03	1.12	1.18	2.24	1.34
Average stockholders' equity	1,290	936	1,198	1,397	1,700	1,668	1,793	1,870	1,904	2,046
Total assets at April 30	2,264	2,376	2,649	2,728	3,551	3,405	3,475	3,383	3,712	3,477
Long-term debt at April 30	629	630	351	351	422	417	509	508	504	503
Total debt at April 30	829	679	630	576	1,177	1,006	999	699	759	510
Cash flow from operations	243	304	396	343	355	534	491	545	527	516
Return on average stockholders' equity	18.7%	27.1%	25.7%	22.9%	22.9%	26.4%	24.2%	24.0%	30.0%	25.1%
Total debt to total capital	49.4%	38.3%	32.5%	26.9%	42.8%	36.8%	35.5%	26.9%	26.9%	19.8%
Dividend payout ratio	41.1%	38.2%	36.1%	40.0%	36.8%	35.8%	38.9%	38.7%	57.0%	37.4%

Notes:

1. Includes the consolidated results of Finlandia Vodka Worldwide, Tuoni e Canepa, Swift & Moore, Chambord, and Casa Herradura since their acquisitions in December 2002, February 2003, February 2006, May 2006, and January 2007, respectively.

2. Weighted average shares, earnings per share, and cash dividends declared per common share have been adjusted for a 2-for-1 common stock split in January 2004 and a 5-for-4 common stock split in October 2008.

3. Cash dividends declared per common share in fiscal 2011 includes a special cash dividend of $1.00 per share.
4. We define return on average invested capital as the sum of net income (excluding extraordinary items) and after-tax interest expense, divided by average invested capital. Invested capital equals assets less liabilities, excluding interest-bearing debt.
5. We define return on average stockholders' equity as net income applicable to common stock divided by average stockholders' equity.
6. We define total debt to total capital as total debt divided by the sum of total debt and stockholders' equity.
7. We define dividend payout ratio as cash dividends divided by net income.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand Brown-Forman, our operations, and our present business environment. MD&A is provided as a supplement to — and should be read in conjunction with — our consolidated financial statements and the accompanying notes thereto contained in "Item 8. Financial Statements and Supplementary Data" of this report on Form 10-K.

Important Information on Forward-Looking Statements:

The information contained in this Item 7 includes statements, estimates, and projections that are "forward-looking statements" as defined under U.S. federal securities laws. In addition to the risks and uncertainties described in Part I, "Item 1A. Risk Factors," you should carefully consider the following factors, which could materially affect our business, financial condition or results of operations in future periods. Except as required by law, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

- declining or depressed global or regional economic conditions, particularly in the Euro zone; political, financial, or credit or capital market instability; supplier, customer or consumer credit or other financial problems; bank failures or governmental debt defaults
- failure to develop or implement effective business, portfolio and brand strategies, including the increased U.S. penetration and international expansion of Jack Daniel's Tennessee Honey, innovation, marketing and promotional activity, and route-to-consumer
- unfavorable trade or consumer reaction to our new products, product line extensions, price changes, marketing, or changes in formulation, flavor or packaging
- inventory fluctuations in our products by distributors, wholesalers, or retailers
- competitors' consolidation or other competitive activities such as pricing actions (including price reductions, promotions, discounting, couponing or free goods), marketing, category expansion, product introductions, entry or expansion in our geographic markets
- declines in consumer confidence or spending, whether related to the economy (such as austerity measures, tax increases, high fuel costs, or higher unemployment), wars, natural or other disasters, weather, pandemics, security concerns, terrorist attacks or other factors
- changes in tax rates (including excise, sales, VAT, tariffs, duties, corporate, individual income, dividends, capital gains) or in related reserves, changes in tax rules (e.g., LIFO, foreign income deferral, U.S. manufacturing and other deductions) or accounting standards, and the unpredictability and suddenness with which they can occur
- governmental or other restrictions on our ability to produce, import, sell, price, or market our products, including advertising and promotion in either traditional or new media; regulatory compliance costs
- business disruption, decline or costs related to organizational changes, reductions in workforce or other cost-cutting measures
- lower returns or discount rates related to pension assets, interest rate fluctuations, inflation or deflation
- fluctuations in the U.S. dollar against foreign currencies, especially the euro, British pound, Australian dollar, Polish zloty or Mexican peso
- changes in consumer behavior or preferences and our ability to anticipate and respond to them, including societal attitudes or cultural trends that result in reduced consumption of our products; reduction of bar, restaurant, hotel or other on-premise business or travel
- consumer shifts away from spirits or premium-priced spirits products; shifts to discount store purchases or other price-sensitive consumer behavior

- distribution and other route-to-consumer decisions or changes that affect the timing of our sales, temporarily disrupt the marketing or sale of our products, or result in implementation-related or higher fixed costs
- effects of acquisitions, dispositions, joint ventures, business partnerships or investments, or their termination, including acquisition, integration or termination costs, disruption or other difficulties, or impairment in the recorded value of assets (e.g. receivables, inventory, fixed assets, goodwill, trademarks and other intangibles)
- lower profits, due to factors such as fewer or less profitable used barrel sales, lower production volumes, decreased demand or inability to meet consumer demand for products we sell, sales mix shift toward lower priced or lower margin SKUs, or cost increases in energy or raw materials, such as grain, agave, wood, glass, plastic, or closures
- natural disasters, climate change, agricultural uncertainties, environmental or other catastrophes, or other factors that affect the availability, price, or quality of agave, grain, glass, energy, closures, plastic, water, or wood, or that cause supply chain disruption or disruption at our production facilities or aging warehouses
- negative publicity related to our company, brands, marketing, personnel, operations, business performance or prospects
- product counterfeiting, tampering, contamination, or recalls and resulting negative effects on our sales, brand equity, or corporate reputation
- significant costs or other adverse developments stemming from class action, intellectual property, governmental, or other major litigation; or governmental investigations of beverage alcohol industry business, trade, or marketing practices by us, our importers, distributors, or retailers

EXECUTIVE OVERVIEW

Brown-Forman Corporation is a diversified producer and marketer of high-quality consumer beverage alcohol brands. We are one of the largest American-owned wine and spirits companies, and our products include Tennessee, Canadian, and Kentucky whiskeys; Kentucky bourbon; tequila; vodka; liqueur; California sparkling wine; table wine; and ready-to-drink (RTD) and ready-to-pour (RTP) products. We have more than 30 brands, including Jack Daniel's and its related brands; Finlandia; Southern Comfort; Herradura; el Jimador; New Mix; Canadian Mist; Chambord; Tuaca; Woodford Reserve; Sonoma-Cutrer; and Korbel Champagne. Our brands are sold in more than 135 countries, and our largest operations are in the United States, Mexico, Australia, the United Kingdom, Germany, and Poland.

OUR STRATEGIES AND OBJECTIVES

This year, we introduced our latest version of the B-F Arrow, an articulation of our vision, mission, values, and behaviors. On the arrow's target is the phrase "Building Forever," reflecting our long-term perspective and our desire to remain a strong, independent company indefinitely. When we consider the company's performance in fiscal 2012 and our future outlook, we believe our underlying growth rates in operating income will continue to be at or near the top tier in our industry.


ENRICHING LIFE
PURPOSE WE ENRICH THE EXPERIENCE OF LIFE BY RESPONSIBLY BUILDING BEVERAGE ALCOHOL BRANDS THAT THRIVE AND ENDURE FOR GENERATIONS
INTEGRITY
RESPECT
TRUST
TEAMWORK
EXCELLENCE
BE CURIOUS
BE COURAGEOUS
BE COLLABORATIVE
BE CREATIVE
BE A CHAMPION
150

Brown-Forman's underlying results this fiscal year were in the high single digits for net sales and operating income. We generated a total shareholder return (TSR) of 22% versus the S&P 500's TSR of only 5% for the 12 months ending April 30, 2012. We accomplished this by focusing on organic growth, geographic expansion, brand innovation, careful portfolio management, and strategic investments in emerging markets.

In the summer of 2010, we introduced our ten-year strategy, focused on driving sustainable growth with the potential to double the size of our business over the succeeding decade. Our strategic ambitions are as follows:

The Jack Daniel's family of brands, including Black Label, will remain our most valuable asset, and we will continue to support it as one of the world's largest premium spirits brands. We will keep the Jack Daniel's Black Label strong, healthy, and relevant to consumers worldwide, and take advantage of the abundant opportunities for growing the current Jack Daniel's family and future line extensions across countries, price segments, channels, and consumer groups.

We aspire to become a global leader in whiskey. To achieve this, we will strive to grow our other whiskey brands, led by Woodford Reserve, in key markets, and we will consider acquisitions within the whiskey category. We will focus our vodka brands regionally, emphasizing Poland, Russia, Eastern Europe, and the United States, and look for additional vodka brands through acquisition, especially in the premium and super-premium price categories.

We will also work to expand the reach of our tequila brands, Herradura and el Jimador, to new consumers, emphasizing Mexico, the United States, and a few other high-potential markets. We will consider entering growing, profitable local spirit categories in key markets. Realizing this potential will require innovative products and packaging to seize new business opportunities and to leverage our brands into new consumption patterns.

The United States remains our largest market and continuing to grow this market is important to our long-term success. We expect to effect this growth through stronger participation in fast-growing spirits categories such as flavored whiskey, super-premium bourbon, vodka, and tequila; continued product and packaging innovation; continued route-to-consumer proficiency; and brand building among growing consumer segments.

For nearly two decades, our business outside the United States has grown more quickly than our business within it. Continuing this trend is important to our overall growth in the next decade. To realize this strategy, we expect to grow our portfolio in developed markets such as France, Australia, the United Kingdom, and Germany and in emerging markets such as Poland, Mexico, and Turkey. And we expect other emerging markets such as Brazil, Russia, India, and China to gain significantly in importance. To assist us in our strategy, we will also strive to employ route-to-consumer strategies that will expand our access to and understanding of consumers.

We try to be responsible in everything we do — from reducing our environmental footprint to managing how we market our brands. We believe that this responsibility is also a rich source of opportunity: It allows us to build stronger consumer relationships and enduring brands, make our products more efficiently, enhance our business efforts, and maintain the trust required for our commercial freedoms. Corporate responsibility includes not only our civic obligations but also our products' entire environmental life cycles: how we produce or source our raw materials, how we set and maintain production standards, and how we package and distribute our products. Environmental stewardship is central to our broader social responsibilities, as is our commitment to contribute to the quality of life in the communities where our employees live, work, and raise their families.

OUR OPERATIONS AND OUR MARKETS

We employ around 4,000 people on six continents. We are headquartered in Louisville, Kentucky, USA, where we employ about 1,200 people. We have sales and marketing operations in Louisville, London, Sydney, Hamburg, Guadalajara, Prague, and Warsaw as well as in over 30 other cities around the globe.

Our production facilities include distillery, bottling, and warehousing operations in Louisville and Versailles, Kentucky, and in Lynchburg, Tennessee, and distilling and warehousing operations in Collingwood, Ontario. Our main tequila production facility is at Casa Herradura in Amatitán, Mexico. We also have production facilities in Cour-Cheverny, France; Dublin, Ireland; and Windsor, California, and contract production in Australia, Belgium, Finland, Ireland, Japan, Mexico, the Netherlands, Poland, South Africa, and the United States. Our Brown-Forman Cooperage operation in Louisville is the world's largest producer of whiskey barrels. Our saw mills in Stevenson, Alabama; Clifton, Tennessee; and Jackson, Ohio, supply the cooperage with wood.

We operate distribution companies in 11 markets where we sell directly to retailers and wholesalers: Australia, Brazil, Canada, China, the Czech Republic, Germany, Korea, Mexico, Poland, Taiwan, and Turkey.

Over the last 10 years, we have made tremendous strides in expanding our international footprint. Today, we sell our brands in more than 135 countries and generate 58% of our net sales outside the United States. The United States remains our largest, most important market, contributing 42% of our net sales in fiscal 2012, compared to 45% in fiscal 2011. Our reported net sales in the United States were flat for fiscal 2012 because lower revenues associated with the divestiture of the Hopland-based wine business to Chilean wine producer Viña Concha y Toro S.A. in April 2011 essentially offset growth on our active brands. Our net sales outside the United States grew at about 11% on both an as-reported and constant-currency basis. ("Constant-currency," a non-GAAP measure, represents reported net sales with the effect of currency fluctuations removed. We calculate constant currency by translating current year results at prior year rates. We present our sales data on a constant-dollar basis because exchange rate fluctuations can distort the underlying change in sales, either positively or negatively. "Underlying change," another non-GAAP measure, represents the percentage change in reported financial results in accordance with U.S. GAAP, adjusted for certain items. We believe providing underlying change provides a framework to assess how our business performed relative to prior periods.)

Net Sales Contribution


2002
International
23%
United States
77%
2012
International
58%
United States
42%

Europe, our second-largest market, accounted for 27% of our net sales in both fiscal 2012 and fiscal 2011. For fiscal 2012, net sales in Europe were up about 7% on an as-reported basis. After adjusting for the effects of a stronger dollar, net sales in Europe were up 9%. Overall trading conditions for the industry remained positive in some parts of Europe but were weak in others, as consumers remained cautious regarding the economic outlook. Many Western European economies continued to struggle in fiscal 2012, including those in Spain, Italy, Greece, and Ireland, where overall consumption dropped again. Many Eastern Europe economies experienced positive trends, and consumers seemed to trade down from premium imported spirits less than in the prior year. Despite the tough economic conditions in many Western European countries, our business continued to expand across Europe, with broad-based gains in a number of markets (most notably, Germany, the United Kingdom, and

France). Our flagship brand, Jack Daniel's, continued to grow market share in European countries, including in France, Spain, Italy, Greece, and Germany.

Net sales for the rest of the world other than the United States and Europe constituted 31% of our total sales, where sales grew 15% in fiscal 2012 on an as-reported basis and 13% on a constant-currency basis. This growth was driven by:

- expansion of our portfolio in Mexico, Australia, and Turkey;
- the benefits of route-to-consumer changes we made during fiscal 2011 for Brazil and Russia and Turkey in fiscal 2012; and
- growth in a number of Asian, Middle Eastern, North African, and CIS countries (the 12 countries formerly part of the Soviet Union).

Fiscal 2012 Net Sales by Geography



Rest of World
31%
United States
42%
Europe
27%

Our main international markets include Australia, the United Kingdom, Mexico, Poland, Germany, France, Russia, Canada, Japan, Turkey, Spain, Italy, Czech Republic, South Africa, and Brazil. We continue to see significant long-term growth opportunities for our portfolio of brands in both developed and emerging markets, particularly in Eastern Europe, Asia, and Latin America.

The more we expand our business outside the United States, the more our financial results will be exposed to exchange rate fluctuations. This exposure includes sales of our brands in currencies other than the dollar and the cost of goods, services, and manpower we purchase in currencies other than the dollar. (In this report, "dollar" always means the U.S. dollar.) Because we sell more in local currencies than we purchase, we have a net exposure to changes in the dollar's value. To buffer these exchange rate fluctuations, we regularly hedge a portion of our foreign currency exposure. But over the long term, our reported financial results will generally be hurt by a stronger dollar and helped by a weaker dollar.

During fiscal 2012, the overall global economic environment grew. U.S. consumers returned solidly to trading up to ultra, super-premium, and premium brands, as these were the fastest growing categories per Nielsen, while the value segment has declined recently. This trend, along with the resurgence of growth of bourbon in the United States and indications that some growth in total distilled spirits is coming again from price increases following the tough economic recession, provides us with some encouraging signs for the future of our business in the United States. Distributors' and retailers' inventory levels remained stable over the past year.

Economists are generally projecting GDP to remain positive in most countries (except in Western Europe), but slowing trends overall. As a result, we believe the macro environment will remain volatile. While we anticipate the pricing environment to improve and we expect to take price increases across many brands and markets, the potential threat of tax increases from governments around the world could constrain our near-term performance. Nevertheless, the long-term growth potential for high-quality spirits remains positive due to favorable demographic trends and continued consumer desire for premium brands. This is particularly true in many emerging markets, where demographic trends are favorable and Western-style premium brands are aspirational.

OUR BRANDS

Our objectives for growing sales and earnings are based on expanding the reach of our brands geographically, introducing new brand offerings, acquiring brands, increasing prices, and divesting non-core and under-performing assets. Over the past several years, we have made significant advances in each area, including:

- expanding international sales;
- developing new flavors in the vodka, new flavor line extensions (Jack Daniel's Tennessee Honey; Chambord Flavored Vodkas; Southern Comfort Lime), ready-to-drink (RTD), and read-to-pour (RTP) categories;
- acquiring the Casa Herradura tequila brands[1] and Chambord liqueur in fiscal 2007;
- increasing prices strategically;
- completing the divesture of our consumer durables business in fiscal 2007;
- divesting our Italian wine brands, Bolla and Fontana Candida, in fiscal 2009; and
- selling the Hopland-based wine business[2] to Chilean wine producer Viña Concha y Toro S.A. in April 2011.

We built on these objectives in fiscal 2012 as we achieved record net sales by:

- continuing our international growth;
- developing new packaging and flavors for a number of brands in our portfolio;
- leveraging our existing assets by introducing several of our brands, including RTD offerings, in a number of markets around the world;
- introducing innovative brands and line extensions such as Southern Comfort Fiery Pepper, Southern Comfort Bold Black Cherry, and Little Black Dress vodka; and
- acquiring Maximus vodka.

Total depletions (shipments direct to retailers or from distributors to wholesalers and retailers) for the active brands in our portfolio were 36 million nine-liter cases, up 9% over the volumes in fiscal 2011 for comparable brands. Eight of our brands experienced depletions of more than one million nine-liter cases in fiscal 2012.

Jack Daniel's Tennessee Whiskey is the signature brand in our portfolio and one of the largest, most profitable spirits brands in the world. Global depletions for Jack Daniel's accelerated in fiscal 2012, growing 8%, an improvement from its 4% growth in fiscal 2011. The brand grew volumes about 2% in its largest market, the United States, and 6% in the United Kingdom, the brand's largest market outside the United States. Jack Daniel's experienced double-digit depletion growth in several markets, including France, Russia, Poland, travel retail, Mexico, Turkey, Belgium, and Brazil with single-digit growth across many more markets, including Germany, Japan, Canada, and Australia.

---

[1] Brands include el Jimador, Herradura, New Mix (a tequila-based RTD product), Antiguo, and Suave 35.

[2] Included in this sale were the Fetzer winery, bottling facility, and vineyards, as well as the Fetzer brand and other Hopland, California-based wines, including Bonterra, Little Black Dress, Jekel, Five Rivers, Bel Arbor, Coldwater Creek, and Sanctuary. Also included in the sale was a facility in Paso Robles, California. See Note 13 to our consolidated financial statements for details of this sale.

Jack Daniel's outpaced the combined growth of the top 100 spirits brands (according to a February 2012 report by Impact Databank, a New York-based industry research group) while growing share of the top five premium global spirits brands overall. These achievements underscore the brand's iconic image while reinforcing our belief in its long-term appeal and sustained growth potential.

Because Jack Daniel's generates a significant percentage of our total net sales and earnings, it remains a top priority, vital to our overall performance. Any significant decline in Jack Daniel's volume or selling price, or a disruption in our supply chain, particularly over an extended time, could materially depress our earnings. We remain encouraged by the brand's resilience over the past few years in the face of a challenging economic environment and the opportunities for continued growth in both emerging and developed markets. Our plans in fiscal 2013 include price increases around the globe for the brand in the 3 to 5% range. We believe the environment has improved enough in many markets around the world for us to increase the price of this premium brand, but we are uncertain how the trade and consumers will react. We intend to monitor the reaction closely and to be flexible in adapting where necessary.

The Jack Daniel's family of brands, which includes **Jack Daniel's Tennessee Whiskey**, **Gentleman Jack, Jack Daniel's Single Barrel**, **Jack Daniel's Tennessee Honey**, and RTD products such as **Jack Daniel's & Cola**, **Jack Daniel's & Diet Cola**, **Jack Daniel's & Ginger**, and **Jack Daniel's Country Cocktails**, grew volumes 20% globally on a nine-liter case basis in fiscal 2012 and 55% on a drinks-equivalent basis. (Equivalent depletions represent the conversion of single-serve RTD and RTP brands to a similar drink equivalent as the parent brand. RTD / RTP nine-liter case volume is divided by 10.) Net sales of the brand family grew 12% on both an as-reported basis and a constant-currency basis. Jack Daniel's line extensions grew at a faster rate than Jack Daniel's Tennessee Whiskey itself due to the successful introduction of Jack Daniel's Tennessee Honey in the United States and the double-digit growth of Gentleman Jack, Single Barrel, and RTD line extensions internationally.

Gentleman Jack's geographic expansion to markets outside the United States continued in fiscal 2012, as depletions grew 15%, and net sales grew nearly 12% on an as-reported basis and about 10% on a constant-currency basis. Jack Daniel's Single Barrel's fiscal 2012 depletions grew 18% after a 12% increase in fiscal 2011, reflecting this brand's expansion in markets outside the United States. Net sales for the brand increased over 23% on both an as-reported and constant-currency basis. As with Jack Daniel's Tennessee Whiskey, we plan to increase prices on these brands in fiscal 2013 in some markets.

Strong growth continued in fiscal 2012 for the Jack Daniel's RTD brands, where depletions grew 12% on a nine-liter basis in fiscal 2011 (on top of a 17% increase in fiscal 2011), and net sales increased 16% on an as-reported basis and 11% on a constant-currency basis. This growth was fueled by volume gains in Germany, Mexico, and the United Kingdom, and the expansion of the products into other markets including Poland, Japan, and South Africa. Price increases in both Germany and Australia also boosted the net sales growth of these brands. We believe Jack Daniel's RTDs will continue to provide a growth opportunity for us, as they offer not only an appealing, great-tasting, convenient expression of the brand but also an effective marketing tool for the parent brand.

In late fiscal 2011, we introduced a new line extension in the United States, Jack Daniel's Tennessee Honey, the first such extension for Jack Daniel's in over a decade. Depletions in the brand's first full year exceeded 450,000 nine-liter cases and the brand was named to IMPACT's 'Hot Brands' list in calendar 2011.

Finlandia and Southern Comfort are our two next-most-important brands. In fiscal 2012, Finlandia gained share in its largest market, Poland, and in several other eastern European markets. The brand grew depletions significantly in Russia due in part to soft comparisons from a year ago, which included disruption associated with the transition to a new distributor there. The brand lost market share in the United States. Global net sales for Finlandia increased 7% on an as-reported and 9% on a constant-currency basis, driven by high single-digit growth in global volumes.

The Southern Comfort family of brands' global depletions declined 2% in fiscal 2012, while net sales declined 7% on both an as-reported basis and on a constant-currency basis. We believe the parent brand continued to be hurt by increased competition from flavored whiskeys, flavored vodkas, and spiced rums, particularly those often consumed on premise in shots.

To reinvigorate the brand's growth and to realize our objective of expanding our existing trademarks into new business opportunities, we introduced **Southern Comfort Fiery Pepper** in the United States during fiscal 2012 and **Southern Comfort Bold Cherry** in the United Kingdom late in the fiscal year. We also expanded **Southern Comfort Lime** to other markets, including South Africa. These initiatives helped to partially offset the decline for the parent. In fiscal 2013, we plan to use several strategies in our efforts to return the brand to growth by continuing to deliver new flavor innovation, by launching a new parent brand communication campaign, and by making a significant increase in media investment. We selected a new creative agency partner in late fiscal 2012 to help develop a new communication platform for the Southern Comfort family. We also intend to improve the parent brand formulation, to expand the portfolio by introducing new line extensions such as Cherry & Cola RTD, and to expand recently developed flavors geographically. We believe these targeted efforts will improve the trends for the Southern Comfort.

In fiscal 2012, we continued to grow our tequila and tequila-based brands acquired as part of our fiscal 2007 Casa Herradura acquisition. **El Jimador**, the #1 selling tequila brand in Mexico, grew depletions 1% globally, as 8% gains in the United States offset modest declines in Mexico, its largest market. Depletion trends for the super-premium Herradura brand remained strong, growing by double digits globally for the second consecutive year. We believe the new package for Herradura, introduced during fiscal 2011, has prompted its strong growth.

One way we anticipate leveraging our tequila assets is by continuing to introduce the portfolio in selective markets around the world. And while our focus is on building our tequila portfolio in the United States (where we see considerable potential for growth), and strengthening our position in Mexico, our tequila brands have considerable opportunities for growth elsewhere. We plan to further distribute our tequila brands in fiscal 2013 in Brazil, Germany, Russia, and Australia and to introduce line extensions and new flavors for **New Mix**, tequila-based RTD brands.

Depletion trends declined for some of our mid-priced brands, including **Korbel Champagne** and **Canadian Mist**. These are largely U.S.-based, off-premise-driven brands in price-competitive segments or challenging categories. We expect longer-term depletion growth for most of these brands to be modest, at best.

We remain encouraged by the resilience of our small-but-growing super-premium brands such as **Woodford Reserve**, **Sonoma-Cutrer**, **Chambord**, **Collingwood**, and **Tuaca**. Woodford Reserve and Sonoma-Cutrer posted double-digit depletion gains in fiscal 2012. We are optimistic about the growth opportunities of many of our brands in this category, and we believe longer-term global growth prospects for brands like Woodford Reserve to be strong.

OUR DISTRIBUTION NETWORK AND OUR CUSTOMERS

To expand our brands' global reach, we need to ensure that consumers can find our products whenever and wherever they seek a premium beverage alcohol brand. To broaden access, we use a variety of distribution models based on (1) a market's long-term attractiveness and competitive dynamics and (2) our portfolio's development stage in that market. We seek to choose the most appropriate model to optimize our access to consumers in that market at that time, but that choice can evolve as market dynamics change and as our portfolio matures.

We own and operate distribution networks in almost a dozen markets, including Australia, Brazil, Canada, China, the Czech Republic, Germany, Korea, Mexico, Poland, Taiwan, and Turkey – having added Turkey to this list in fiscal 2012. In these markets, we sell our products either directly to retail stores or to wholesalers. In the United Kingdom, we partner in a cost-sharing arrangement with another supplier, Bacardi, to sell a combined portfolio of our companies' brands.

In the United States, we sell our portfolio of brands either to wholesalers or (in states that directly control alcohol sales) to state governments that then sell to retail customers and consumers. In some markets, we have distribution contracts; these contracts typically have no fixed term, but we can terminate them at any time if we pay a terminated distributor a fee based primarily on a percentage of purchases over time. Some state franchise statutes limit our ability to terminate distributors or mandate a payment to a terminated distributor.

In many other markets, including France, Spain, and Italy, we rely heavily on others to distribute our brands. During fiscal 2013, we plan to review our route-to-consumer arrangements in a number of countries, including France and Japan as part of contract expirations.

While rare, consolidation among United States wholesalers or among international spirits producers could hinder our products-future distribution. Such a consolidation could reduce attention to our brands, make our brands a smaller portion of a wholesaler's or distributor's business, or otherwise change the competitive environment.

We expect to continue to pursue strategies and partnerships that will improve our in-market brand-building efforts. But in the short term, if we change our route-to-consumer in a market, we could experience temporary sales disruptions, transition expenses, and costs of establishing infrastructure that more than offset initial margin gains.

OUR COMPETITION

We operate in a highly competitive industry. We compete against many global, regional, and local brands in a variety of categories of beverage alcohol, but most of our brands compete primarily in the industry's premium end. We compete based on taste, product quality, brand image, and price — all in response to consumer preferences. While the industry is highly fragmented, other major players include Bacardi Limited, Beam Inc., Constellation Brands, Inc., Davide Campari-Milano S.p.A., Diageo PLC, Pernod Ricard S.A., and Rémy Cointreau S.A. Trade information indicates that we are one of the largest suppliers of wine and spirits in the United States. According to International Wine & Spirit Research, for calendar year 2011, the ten largest global spirits companies (on a volume basis) controlled only about 20% of the total global market for spirits, and in Asia their share was around 16%. We believe the overall market environment offers considerable growth opportunities for exceptional builders of high-quality wine and spirits brands.

OUR BUSINESS ENVIRONMENT

Brown-Forman's long-term prospects are excellent. With only 1% share of the global spirits markets, we believe our company has a wide variety of geographic and portfolio opportunities around the world. We anticipate the demand for spirits and wine to continue to grow in most of our largest markets over the medium and long term. Favorable demographic trends in the United States, Asia, and other markets encourage us as well.

We see enormous potential for our brands to continue to grow globally. Markets outside the United States accounted for only about 23% of our net sales in fiscal 2002; today our international business contributes 58% to our net sales — an average annual increase of 19%. We see great opportunities for growth not only in emerging markets such as Brazil, Russia, India, and China, but also in economically developed ones such as the United Kingdom, France, and Australia.

Several of our major brands have enjoyed long lives. For example, Jack Daniel received a license for his distillery in 1866, and the Herradura and Old Forester brands originated in 1870. We believe these brands can continue to grow for decades to come. The beverage alcohol business (especially the premium brands in our portfolio) provides exceptional gross profit margins and good returns. We also expect our brand innovations to contribute to our growth.

Public attitudes; government policies. While we are optimistic about our growth opportunities, our ability to market and sell our products depends heavily on society's attitudes toward drinking and government policies. A number of organizations blame alcohol manufacturers for the problems associated with alcohol misuse. Some critics claim that beverage alcohol companies intentionally market their products to encourage underage drinking. Legal or regulatory measures directed in response against beverage alcohol (including its advertising and promotion) could adversely affect our sales and business prospects.

Illegal alcohol consumption by underage drinkers and abusive drinking by a minority of adult drinkers give rise to public issues of great significance. Alcohol industry critics seek governmental measures to make beverage alcohol more expensive, less available, and more difficult to advertise and promote. We believe these strategies are ineffective and ill-advised. In our view, society is more likely to curb alcohol abuse by better educating consumers about beverage alcohol and moderate drinking than by restricting alcohol advertising and sales, or by imposing punitive taxes.

We strongly oppose underage and abusive drinking. We carefully target our products only to adults of legal drinking age. We have developed a comprehensive internal marketing code and also adhere to marketing and advertising guidelines of the Distilled Spirits Council of the United States, the Wine Institute, and the European Forum for Responsible Drinking, among others. We contribute significant resources to the Century Council, an organization that we and other spirits producers created in 1991 to combat alcohol misuse, including drunk driving and underage drinking. We actively participate in similar organizations in our other markets.

Regulatory measures against our industry are of particular concern in Europe, where many countries are considering more-restrictive alcohol policies, such as potential bans or severe limitations on ready-to-drink products.

In early 2011, the World Health Assembly (the governing body of the World Health Organization) approved a global strategy for combating the harmful use of alcohol. The strategy contains a menu of policy options that member states can tailor to their cultures and context. Importantly, the strategy recognizes the beverage alcohol industry as a legitimate stakeholder and puts the focus on reducing "harmful" or "excessive" use and abuse and not on drinking per se. We view this development as largely positive.

An important commitment of the beverage alcohol industry is the implementation of the Global Actions on Harmful Drinking in the areas of preventing drunk driving, increasing uptake of self-regulation, and fighting non-commercial alcohol. The International Center for Alcohol Policies, a non-profit organization, is managing this significant effort, just getting under way in 18 countries. Major producers of beverage alcohol, including Brown-Forman, support this initiative.

> We feel so strongly about the issue of responsible drinking that in 2009 we started a new website, OurThinking AboutDrinking.com, to present a public forum on the social issues implicated by youth and alcohol, drinking and driving, alcohol and health, overconsumption, and beverage alcohol marketing and access.

Policy objectives. Broadly speaking, we seek two things:

1. recognition that beverage alcohol should be regarded like other products that have inherent benefits and risks, and
2. equal treatment for distilled spirits, wine, and beer — all forms of beverage alcohol — by governments and their agencies.

We recognize that beverage alcohol, when misused or abused, can contribute to social and health issues. But we also believe strongly that beverage alcohol should be viewed like other consumer products — such as food and motor vehicles — that can also be hazardous if misused. Beverage alcohol plays an important part in enriching the lives of the vast majority of those who choose to drink. That is why we stress responsible consumption as we promote our brands. It is also why we discourage underage drinking and irresponsible drinking, including drunk driving. The optimal way to discourage alcohol misuse and abuse is by partnering with parents, schools, law enforcement, and other concerned stakeholders.

Distilled spirits, wine, and beer are all forms of beverage alcohol, and governments should treat them equally. But generally, and especially in the United States, distilled spirits are taxed far more punitively than beer per ounce of alcohol, and are subject to tighter restrictions on where and when consumers can buy them. Compared with beer and wine, distilled spirits are also denied the right to advertise in some venues. Achieving greater cultural acceptance of our products and parity with beer and wine in having access to consumers is a major goal that we share with other distillers. We seek both fairer distribution rules (such as Sunday sales in those U.S. states that still ban them) and laws that permit product tasting, so that consumers can sample our products and buy them more easily. We encourage rules that liberalize international trade, so that we can expand our business more globally. As we explain below, we oppose tax increases that make our products more expensive for consumers, and seek to reduce the tax advantage that beer currently enjoys.

Taxes. Recent proposals in the United States, at both the state and federal levels, to increase taxes on beverage alcohol to generate revenue cause us considerable concern. Beverage alcohol is already taxed separately and substantially through state and federal excise taxes (FET), above and beyond corporate income taxes on their producers. Some U.S. states also charge sales tax on distilled spirits, even though they already collect state excise taxes. The U.S. FET for spirits per ounce of pure alcohol is twice that for beer. Besides placing a disproportionate tax burden on spirits, any FET increase would have a negative economic effect on the hospitality industry and its millions of workers. Depending on the states affected and the amount of the increase, state tax increases could negatively affect our business results significantly as well.

According to an October 2011 report by Impact Databank, only three of the top ten global spirits companies in 2010 were based in the United States. Several former U.S.-based beverage companies have been acquired by foreign companies over the years and shifted employment and trademark ownership to countries with more favorable tax regimes. We estimate that our fiscal 2013 effective corporate income tax rate will be about 33%, compared to recent annual effective rates ranging from 10% to 23% for our largest foreign competitors. Obviously, this is a significant economic disadvantage for us. Current discussions in the U.S. Congress about income tax reform make it very difficult to predict our future income tax environment.

The Obama administration has repeatedly proposed to Congress the repeal of the LIFO (last-in, first-out) treatment of inventory, an accepted tax and accounting practice in the United States for over 70 years. We strongly oppose this repeal because LIFO is designed to minimize artificial inflation gains and to reflect replacement costs accurately. LIFO is particularly important to companies like ours, whose aging process requires some distilled spirits to be held in inventory for several years before being sold. As contemplated, LIFO repeal would also result in an unprecedented "recapture" of tax benefits received in prior years — in effect, a retroactive tax increase.

We also face the risk of increased tax rates and tax law changes in many of our international markets. This risk increases as we expand the scale of our business outside the United States, as governments impose austerity measures to cope with economic difficulties (such as in several European countries), and as some countries consider increasing taxes to generate revenue or discourage excess consumption.

OUR FISCAL 2013 EARNINGS OUTLOOK

We expect the global economic environment to remain uncertain, particularly in Europe, and foreign exchange rates to negatively impact our fiscal 2013 diluted earnings per share outlook by $0.11 at current spot rates. In addition, we are planning for price increases across our much of our portfolio and expect this to be a larger contributor to our overall profit growth in fiscal 2013. Given the uncertainty surrounding the economic environment and the consumer and the trade response to pricing, we are establishing a $0.40 per diluted share guidance range of $3.60 to $4.00 for our fiscal 2013 diluted earnings per share. This compares to fiscal 2012 diluted earnings per share of $3.56 reported, which included $0.04 per diluted share associated with the Hopland based wine business. We anticipate fiscal 2013 underlying net sales and operating income growth in the high single digits, comparable to fiscal 2012 levels and in-line with historic long-term rates of growth.

RESULTS OF OPERATIONS

Our total diluted earnings per share were $3.56 for fiscal 2012. Our business includes strong brands representing spirits such as whiskey, bourbon, vodka, tequila, and liqueur, as well as wine and champagnes. The largest market for our brands is the United States, which generally prohibits wine and spirits manufacturers from selling their products directly to consumers. Instead, we sell our products to wholesale distributors or state-owned operators, who then sell the products to retailers, who in turn sell to consumers. We use a similar tiered distribution system in many markets outside the United States, but we distribute our own products in several markets, including Australia, Brazil, Canada, China, the Czech Republic, Germany, Korea, Mexico, Poland, Taiwan, and Turkey.

Distributors and retailers normally keep some of our products in inventory, so retailers can sell more (or less) of our products to consumers than distributors buy from us during any given period. Because we generally record revenues when we ship our products to distributors, our sales for a period do not necessarily reflect actual consumer purchases during that period. Ultimately, consumer demand determines the underlying health and financial results of our brands and business. The beverage alcohol industry generally uses "depletions" (shipments direct to retailers or from distributors to wholesalers and retailers) to approximate consumer demand. We also purchase syndicated data and monitor inventory levels in the trade to better understand how well depletions represent consumer demand.

FISCAL 2012 COMPARED TO FISCAL 2011

Net sales of $3.6 billion increased 6%, or $210 million, compared to fiscal 2011. We continued to expand our international footprint, as reported net sales outside the United States grew at double-digit rates compared to essentially flat net sales in the United States. The year-over-year comparison of our net sales in the United States were hurt by the sale of Hopland-based wine brands in fiscal 2011 by approximately $67 million. Our net sales outside the United States now constitute 58% of our total sales, compared to 55% a year ago. Just 10 years ago, sales outside the United States constituted less than 25% of our total net sales.

The major factors driving our fiscal 2012 change in net sales were:

		Change vs. 2011
Underlying change in net sales		9%
Volume	*10%*	
Net price/mix	*(1)%*	
Estimated net change in trade inventories		(1)%
Sale of Hopland-based wine business		(2)%
Reported change in net sales		6%

Sales discounts increased by about 15% in fiscal 2012, which adversely affected our net price/mix, as shown above. The increase in sales discounts resulted in part from owning more of our own distribution networks in Germany, Brazil, and Turkey and higher overall volumes.

"Estimated net change in trade inventories" refers to the estimated financial impact of changes in distributor inventories for our brands. We compute this effect using our estimated depletion trends and separately identify distributor inventory changes in our explanation of changes for our key measures. We then adjust the percentage variances from the prior year to the current year for our key measures. We believe that separately identifying the impact of this item helps to explain how varying levels of distributor inventories can affect our business.

We attribute our 9% underlying growth in net sales during fiscal 2012 primarily to (a) the strong performance of the Jack Daniel's Family of Brands, reflecting the successful introduction of Jack Daniel's Tennessee Honey in the United States, acceleration in the growth of Jack Daniel's Tennessee Whiskey globally, and the international expansion of Gentleman Jack, Jack Daniel's Single Barrel, and Jack Daniel's RTD products; and (b) the performance of Finlandia, agency brands, Woodford Reserve, New Mix, and Herradura.

These gains were partially offset by declines in net sales (a) for some brands including Southern Comfort, Canadian Mist, and Korbel; and (b) for Fetzer (which we sold in April 2011 but marketed as an agency brand through December 2011).

We experienced the most significant underlying growth in net sales in the United States, Mexico, Germany, Russia, Australia, the United Kingdom, France, Turkey, and Brazil, while net sales declined in some countries, including China, Italy, and Korea.

Here are some details on our volume and net sales changes for the year:

- Global depletions for **Jack Daniel's Tennessee Whiskey** grew for the 20th consecutive year, reaching 10.8 million nine-liter cases, up 8% for fiscal 2012. The brand's expansion was fueled by 12% growth internationally, while volumes were up 2% in the United States.

  The overall distilled spirits category in the United States continued to grow during fiscal 2012. Industry trends as measured by National Alcohol Beverage Control Association (NABCA) data indicate that total distilled spirits volume grew 3.4% for the 12 months ended April 30, 2012, while Jack Daniel's improved 2.7% — a significant improvement compared to its slight decline in fiscal 2011. Perhaps more impressive is that the Jack Daniel's Family of brands grew volumes 9% (per NABCA), outstripping total distilled spirits growth and the majority of the family's major competitors on both a volume and dollar basis in the NABCA markets.

  Consumer demand increased and expanded for this iconic, authentic American whiskey outside the United States, with gains throughout most of Europe, Latin America, Asia, and travel retail. The brand surpassed 500,000 nine-liter cases this fiscal year in both Germany and France. Four markets were also added where the brand exceeded the 100,000 nine-liter case level, including Mexico, Russia, Turkey, and Heinemann. The brand's largest market outside the United States, the United Kingdom, registered 6% growth in depletions. Net sales for the brand globally increased at a high-single-digit rate on both an as-reported and a constant-currency basis.

- Net sales of both **Gentleman Jack** (depletions approaching 400,000 nine-liter cases globally) and Jack **Daniel's Single Barrel** grew at double-digit rates on both an as-reported and a constant-currency basis, fueled by international expansion of these brands.

- The introduction of the **Jack Daniel's Tennessee Honey** boosted our overall growth in the United States. Depletions in the brand's first full year exceeded 450,000 nine-liter cases and the brand was named to IMPACT's 'Hot Brands' list in calendar 2011.

- **Jack Daniel's RTDs** registered double-digit growth in net sales on both an as-reported and a constant-currency basis, as the various expressions benefitted from volumetric gains in Germany, Mexico, and the United Kingdom and from geographic expansion into other markets including Poland, Japan, and South Africa and price increases in Germany and Australia.

- **Finlandia net sales** grew in the high single digits on both an as-reported and constant-currency basis fueled by high single-digit depletion gains. Net sales and depletions benefitted from higher volumes in Russia, due in part to soft comparisons to a year ago resulting from disruption following a distributor change. Poland and several other countries in Europe, Latin America, and Asia also contributed to the brand's net sales and depletions growth.

- **Southern Comfort's** family of brands' global depletions declined 2% in fiscal 2012 while its net sales declined in the high single-digits on both an as-reported and a constant-currency basis, driven by depletion declines for the parent brand in its largest market, the United States. The introduction of Southern Comfort Pepper line extension in the same market and the expansion of Southern Comfort Lime into a few international markets have partially offset these declines. This brand's performance has been adversely affected by increased competition from flavored whiskeys, flavored vodkas, and spiced rums, particularly those often consumed in the more traditional shot occasion. We have already begun a number of initiatives that we believe will continue to improve the trends for Southern Comfort including a new consumer engagement plan focusing on the parent brand, a new drinks strategy, expansion of Lime and RTDs into markets overseas, the introduction of other line extension and flavors such as Southern Comfort Bold Cherry, a planned major re-allocation of resources from promotional activity to media investment, and the launch of a new parent formulation in the U.S.

- **El Jimador** net sales on both an as-reported and a constant currency basis declined in the low single-digits in fiscal 2012 as a result of higher promotional activities in the competitive price category in which the brand plays in both the United States and Mexico, while depletions grew 1%.

- Overall depletion and net sales performance were mixed for our other brands. Several of our super-premium priced brands registered depletion gains in fiscal 2012, including **Herradura, Woodford Reserve**, and **Sonoma-Cutrer**. Meanwhile, **Canadian Mist**, and **Korbel** recorded depletion declines in fiscal 2012.

This table highlights our major brands' worldwide depletion results for fiscal 2012:

	Nine-Liter Cases (000s)	% Change vs. 2011
Jack Daniel's Family	18,015	12%
Jack Daniel's Tennessee Whiskey	10,760	8%
Jack Daniel's RTDs/RTP(1)	6,265	12%
New Mix RTDs(2)	5,375	10%
Finlandia	3,130	7%
Southern Comfort Family	2,475	(2)%
Canadian Mist Family	1,650	(4)%
Korbel Champagnes	1,285	(3)%
El Jimador	1,225	1%
Super-Premium Other(3)	1,115	9%

(1) Jack Daniel's RTD and RTP products include all RTD line extensions of Jack Daniel's, such as Jack Daniel's & Cola, Jack Daniel's & Diet Cola, Jack & Ginger, Jack Daniel's & Soda, Jack Daniel's Country Cocktails, and the seasonal Winter Jack.

(2) New Mix is a tequila-based RTD brand we acquired in January 2007 as part of the Casa Herradura acquisition, initially sold only in Mexico but introduced in a few U.S. markets and Canada.

(3) Includes Chambord liqueur and flavored vodka, Herradura, Sonoma-Cutrer, Tuaca, and Woodford Reserve.

Cost of sales of $928 million increased $66 million, or 8%, during fiscal 2012. Volumetric growth, higher input costs, including corn and glass, and an increase in fuel costs were the main contributors to growth in costs of sales for the year. Additionally, the transition services agreement with the buyer of Fetzer Vineyards (which included Fetzer winery, its bottling facility and vineyards, as well as the Fetzer brand and other Hopland,

California-based wines) expired on December 31, 2011, resulted in lower costs compared to the prior year. The following table highlights the major changes in cost of sales for the year.

	Change vs. 2011
Underlying change in cost of sales	7%
Cost increases / mix	3%
Sale of Hopland-based wine business	(2)%
Reported change in cost of sales	8%

Gross profit of $1,795 million increased $71 million, or 4%, during fiscal 2012. Gross profit was hurt by a reduction in gross profit associated with the Hopland-based wine business sale and foreign exchange. The same factors that drove the increase in underlying net sales for the year also contributed to the underlying growth in gross profit for the same period. Similarly, the same factors that contributed to the increase in cost of goods for the year partially offset the underlying growth in net sales for the same period. The table below summarizes the major factors that contributed to gross profit growth for the year.

	Change vs. 2011
Underlying change in gross profit	8%
Foreign exchange	(1)%
Sale of Hopland-based wine business	(3)%
Reported change in gross profit	4%

"Foreign exchange" refers to net gains or losses resulting from our sales and purchases in currencies other than the dollar. We disclose this separately to explain our business changes on a constant-currency basis, because exchange rate fluctuations can distort the underlying growth of our business (both positively and negatively). To filter out the effect of foreign exchange fluctuations, we translate current year results at prior-year rates. In fiscal 2012, the stronger dollar hurt our gross profit, operating income, and earnings per share but benefited our advertising expense and selling, general, and administrative expenses. Although foreign exchange volatility is a reality for a global company, we routinely review our performance on a constant-currency basis. Separately identifying foreign exchange's effect on major line items of the consolidated statement of operations makes our underlying business performance more transparent.

The higher cost of sales and a significantly lower gross margin earned from the Hopland-based wine business this year, were the primary factors driving gross margin of 49.7% down from 50.7% in the prior year period. The environment is improving in many markets around the world, and we plan to seek opportunities during fiscal 2013 to take price increases on some of our brands in several of our markets. This should offset some of the cost of sales and excise tax increases we have absorbed during the economic downturn.

Advertising expenses of $395 million were up $29 million, or 8%, due in part to (a) increased investments behind el Jimador, Finlandia, and agency brands in Mexico and Brazil; and (b) support for the introduction of line extensions (notably Jack Daniel's Tennessee Honey in the United States, Jack Daniel's & Soda in Japan, Jack Daniel's RTD geographic expansions, and Southern Comfort Fiery Pepper in the United States). Overall advertising spending excluding the effect of the sale of Hopland-based wine business was up 9%.

	Change vs. 2011
Underlying change in advertising	9%
Sale of Hopland-based wine business	(1)%
Reported change in advertising	8%

We strive to optimize our mix of total brand investment by reallocating resources among brands, geographies, and channels to reach consumers around the world effectively and efficiently. We will remain flexible in directing brand spending and resources to activities that support the business in the current environment while positioning our company for long-term growth.

Selling, general, and administrative (SG&A) expenses increased $36 million, or 6%, as shown in the following table:

	Change vs. 2011
Underlying change in SG&A	6%
Foreign exchange	1%
Absence of prior year dispute settlement	(1)%
Reported change in SG&A	6%

Inflation on salary and benefit related expenses, foreign exchange, investments in organizational capabilities in emerging markets such as China, and the establishment of our own route-to-consumer structure in Turkey contributed to the year over year increase in selling, general and administrative expenses.

"Dispute settlement" refers to the favorable resolution of a dispute in an international market relating to the importation of our brands.

Other income decreased $75 million in fiscal 2012, due primarily to the absence of the $53 million pre-tax gain we realized on the sale of Hopland-based wine business, of which $62 million[3] was reflected in other income.

Operating income was $788 million in fiscal 2012, a decline of $67 million, or 8%, over fiscal 2011. Operating income benefitted from 9% underlying operating income growth but was hurt by both the absence of the gain on sale and reduction in profits associated with the Hopland-based wine business which was sold in April 2011 and by foreign exchange.

The chart below summarizes the major factors contributing to the decrease in operating income for the year and identifies our underlying operating income growth for fiscal 2012 of 9%.

	Change vs. 2011
Underlying change in operating income	9%
Absence of prior year dispute settlement	(1)%
Estimated net change in trade inventories	(1)%
Foreign exchange	(3)%
Sale of Hopland-based wine business	(12)%
Reported change in operating income	(8)%

Positive factors influencing our underlying growth in operating income for the year included:

- higher consumer demand for Jack Daniel's Tennessee Whiskey internationally, particularly in Russia, Germany, France, and the United Kingdom;
- the introduction of Jack Daniel's Tennessee Honey in the United States;

[3] See Note 13 to our consolidated financial statements for a breakdown of the details of the gain reflected in our accompanying consolidated statement of operations.

- continued gains for Jack Daniel's RTD products in Germany, Mexico, and the United Kingdom and from expansion into other markets including Poland, Japan, and South Africa, and price gains in Germany and Australia;
- growth of Finlandia;
- gains for several other brands, including Gentleman Jack, Jack Daniel's Single Barrel, Woodford Reserve, New Mix, Herradura, and agency brands.

These positive factors were partially offset by an increase in operating expenses. Investment in advertising behind our brands, inflation in selling general and administrative expenses, mainly salary and benefit related, investment in organizational capabilities in emerging markets such as China, and the establishment of our own route-to-consumer structure in Turkey contributed to the year over year increase in operating expenses.

Operating margin (operating income divided by net sales) declined to 21.8% in fiscal 2012 from 25.1% in fiscal 2011. The decline reflected the absence of the fiscal 2011 gain on the sale of our Hopland-based wine business and lower margins earned from the Hopland-based wine business this year (which combined, reduced operating margin by 2.2% points), a stronger dollar, and higher input costs.

Interest expense (net) increased by $2 million compared to fiscal 2011, reflecting higher long term debt offset partially by lower short term borrowings and additional swaps to a floating rate on our bonds due 2014.

Our **effective tax rate** for fiscal 2012 was 32.5% compared to 31.0% in fiscal 2011. The increase in our effective tax rate was driven primarily by the absence of an adjustment made during fiscal 2011 to reverse $8 million of income tax expense that we incorrectly recognized in prior periods. We believe the impact of this error and the cumulative out-of-period adjustment to correct the error were insignificant to our consolidated financial statements for that period and any prior periods.

Diluted earnings per share were $3.56 in fiscal 2012, down 9% from the diluted earnings per share reported for fiscal 2011. This decline resulted from the same factors that contributed to the decrease in operating income and was also hurt by higher net interest expense and a higher effective tax rate. These factors were only partially offset by fewer shares outstanding after share repurchases.

FISCAL 2011 COMPARED TO FISCAL 2010

Net sales increased $178 million, or 6%, reflecting the benefit of a weaker dollar and underlying growth in net sales. Our underlying net sales grew 4% for the year, led by Jack Daniel's Tennessee Whiskey, Jack Daniel's RTDs, el Jimador, Gentleman Jack, Herradura, Woodford Reserve, and Sonoma-Cutrer, as well as new line extensions such as Jack Daniel's Tennessee Honey, Southern Comfort Lime, and Chambord Vodka. These gains were partially offset by lower used-barrel sales and net sales declines for Southern Comfort, Fetzer (which we sold in April 2011), and a vodka brand in Poland (Maximus). Australia, the United Kingdom, Mexico, Turkey, Germany, and France were the most significant countries that experienced underlying growth in net sales, while net sales declined in some countries, including Poland and Greece.

Jack Daniel's Tennessee Whiskey registered depletion growth for the 19th consecutive year, up 4% globally. Jack Daniel's RTDs grew depletions 17% globally, fueled by strong gains in Australia and Germany as well as continued expansion into other markets. The el Jimador brand grew 8% globally as it registered strong double-digit depletion gains in the important United States market, mid-single-digit growth in Mexico, and continued expansion into markets outside the United States. Gentlemen Jack depletions grew at a double-digit rate and Jack Daniel's Single Barrel depletions grew at a mid-single-digit rate. Worldwide depletions for Finlandia fell 2%, due largely to the anticipated disruption related to a distribution change in Russia. Worldwide depletions for Southern Comfort's family of brands declined 3%, caused in part by increased competition from flavored whiskeys, flavored vodkas, and spiced rums. Overall depletion performance during fiscal 2011 was mixed for the other brands in our portfolio. Several of our super-premium brands registered depletion gains, including Herradura, Chambord, Woodford Reserve, and Sonoma-Cutrer. Meanwhile, Fetzer (which we sold in April 2011), Canadian Mist, and Early Times recorded depletion declines.

Cost of sales was essentially flat with fiscal 2010, growing only $4 million, or less than 1%. A higher cost of sales associated with increases shipment growth was partially offset by improvements associated with production efficiencies resulting from higher demand for our Jack Daniel's products, cost savings from consolidation of production operations and various renegotiated contracts, and less value-added packaging costs.

Gross profit grew $113 million, or 7%, outpacing the rate of net sales growth for the year. In addition to the same factors that affected the increase in net sales — that is, foreign exchange and underlying growth – gross profit was helped by cost-of-goods-sold improvements discussed above. Gross margin improved from 50.0% in fiscal 2010 to 50.7% in fiscal 2011, reflecting the benefit of improved cost of goods sold.

Advertising expenses were up $16 million, or 5%, due in part to increased investments behind the Jack Daniel's family of brands, Herradura, el Jimador, New Mix, and Woodford Reserve and support to launch new line extensions (notably Jack Daniel's Tennessee Honey, Southern Comfort Lime, and Chambord Vodka). We strove to optimize our mix of total brand investment by focusing resources among brands, geographies, and channels that we believe enable us to reach consumers around the world effectively and efficiently. New line extensions and the geographic expansion of our portfolio internationally received increased focus and support.

Selling, general, and administrative expenses increased $35 million, or 6%. Several factors contributed to the higher spending in fiscal 2011, including foreign exchange, an increase of approximately $20 million in pension and other postretirement benefit expense influenced by a lower discount rate and strategic investments that we believe position us for the long-term such as costs associated with route-to-consumer changes and investments in capabilities. Costs associated with the sale of our Hopland-based wine business were transaction-related costs that additionally increased SG&A. A favorable resolution of a dispute in an international market relating to the importation of our brands lowered our SG&A.

Other income increased $83 million in fiscal 2011, due primarily to the $53 million pre-tax gain we realized on the sale of our Hopland-based wine business, of which $62 million was reflected in other income and the absence of the $12 million non-cash impairment write-down of the Don Eduardo brand name during fiscal 2010.

Operating income of $855 million in fiscal 2011 increased $145 million, or 20%, compared to fiscal 2010. Operating income benefitted from the $53 million pre-tax gain on the sale of our Hopland-based wine business, underlying operating income growth, a weaker dollar, the absence of the $12 million write-down of the Don Eduardo brand name, and a net increase in estimated trade inventory levels. Operating income was reduced by expenses associated with higher pension expense, strategic investments in several markets around the world, including costs associated with route-to-consumer changes, and expenses associated with the sale of our Hopland-based wine business. The underlying growth in operating income was driven by (a) higher consumer demand for Jack Daniel's Tennessee Whiskey internationally, particularly in the United Kingdom, Germany, Poland, France, and Mexico; (b) continued solid gains for RTD products in Australia and Germany and expansion of RTDs in other countries; (c) gains for several other brands, including Sonoma-Cutrer, Woodford Reserve, Chambord, Southern Comfort Lime, el Jimador, Gentleman Jack, Jack Daniel's Single Barrel, Herradura, and Woodford Reserve; and (d) production efficiencies and cost savings. These positive factors were partially offset by higher pension expense, by lower used-barrel sales, and by volume declines for Southern Comfort, Fetzer, and a vodka brand in Poland (Maximus) which was an agency brand in fiscal 2011.

Interest expense (net) decreased by $2 million compared to fiscal 2010, reflecting lower net debt and a greater percentage of floating rate debt at lower interest rates.

Our effective tax rate for fiscal 2011 was 31.0% compared to 34.1% in fiscal 2010. The decrease resulted primarily from the absence in fiscal 2011 of discrete items that resulted in additional tax expense in fiscal 2010.

The lower effective tax rate also reflects an adjustment made during fiscal 2011 to reverse $8 million of income tax expense that we incorrectly recognized in prior periods. The impact of this error and the cumulative out-of-period adjustment to correct it were insignificant to our consolidated financial statements for the 2011 period and any prior periods.

Diluted earnings per share increased 29% to $3.90 in fiscal 2011. This growth resulted from the same factors that generated operating income growth and was also helped by a reduction of net interest expense, a lower effective tax rate, and fewer shares outstanding after share repurchases.

OTHER KEY PERFORMANCE MEASURES

Our goal is to increase the value of our shareholders' investment consistently and sustainably over the long term. We believe that the long-term relative performance of our stock is a good indication of our success in delivering attractive returns to shareholders.

Total shareholder return. An investment made in Brown-Forman Class B common stock over terms of one, three, five, and ten years would have significantly outperformed the returns of the S&P 500 over the same periods. Specifically, a $100 investment in our Class B stock on April 30, 2002, would have grown to approximately $345 by the end of fiscal 2012, assuming reinvestment of all dividends and ignoring personal taxes and transaction costs. This represents an annualized return of 13% over the 10-year period, compared to a comparable ten-year return in an investment in the S&P 500 of only 5%. A more recent investment in Brown-Forman Class B common stock (one year ago) would have provided a very strong return of 22% over the prior year, outpacing the 5% return of the S&P 500 for the same period.

Compound Annual Growth in
Total Shareholder Return
(as of April 30, 2012, dividends reinvested)



30%
20%
10%
0%
1 year
3 year
5 year
10 year
BF Class B Shares
S&P 500 Index

Return on average invested capital. Our return on average invested capital decreased to 19.1% in fiscal 2012, driven largely by the absence of the gain on the sale of our Hopland-based wine business. We believe this return surpassed those of our wine and spirits competitors, and we expect our return on average invested capital to increase over the longer term. This expectation is based on our positive outlook for earnings growth, given the growth opportunities for our brands around the world and our continued careful management of our investments in them. We aim to maintain our industry-leading return on average invested capital over the long term.


Return on Invested Capital
25%
20%
15%
10%
5%
0%
2010
2011
2012

LIQUIDITY AND CAPITAL RESOURCES

Our ability to generate cash from operations consistently is one of our most significant financial strengths. Our strong cash flows enable us to pay dividends, make appropriate capital investments, pursue brand-building programs, and make strategic acquisitions that we believe will enhance shareholder value. Investment-grade ratings of A1 from Moody's and A from Standard & Poor's provide us with financial flexibility when accessing global credit markets. We believe cash flows from operations are more than adequate to meet our expected operating and capital requirements.

CASH FLOW SUMMARY

(Dollars in millions)	2010	2011	2012
Operating activities	$ 545	$ 527	$ 516
Investing activities:			
Sale of business	—	234	—
Additions to property, plant, and equipment	(34)	(39)	(58)
Sale of property, plant, and equipment	2	12	—
Other	(3)	(4)	(10)
	(35)	203	(68)
Financing activities:			
Net (repayment) issuance of debt	(302)	57	(248)
Acquisition of treasury stock	(158)	(136)	(220)
Dividends paid	(174)	(326)	(192)
Other	(3)	(1)	(2)
	(637)	(406)	(662)
Foreign exchange effect	19	11	(15)
Change in cash and cash equivalents	$(108)	$ 335	$(229)

Cash and cash equivalents decreased $229 million in fiscal 2012 compared to an increase of $335 million in fiscal 2011, due in part to the absence of cash received from the sale of our Hopland-based wine business and the repayment of $250 million of fixed-rate debt. Cash provided by operations was $516 million in fiscal 2012 compared to $527 million in fiscal 2011. The 2% decrease primarily reflects a reduction in reported earnings due in part to lower profits associated with the Hopland-based brands and higher inventory levels.

Cash used for investing activities in fiscal 2012 was $68 million, an increase of $271 million compared to fiscal 2011, reflecting the absence of $234 million cash proceeds received from the sale of the Hopland-based wine business and an increase in capital investments.

In fiscal 2012, cash used for financing activities was $256 million more than last year, primarily reflecting the repayment of $250 million in debt that matured in April 2012 and an $84 million increase in share repurchases of our common stock. A decrease in dividends paid due to the non-recurrence of last year's $145 million special dividend partially offset these items.

The impact on cash and cash equivalents as a result of exchange rate changes was a decrease of $15 million in fiscal 2012 compared to an increase of $11 million in fiscal 2011.

In comparing fiscal 2011 with fiscal 2010, cash provided by operations decreased $18 million, primarily reflecting an increase in cash used to fund our pension plan obligations and an increase in our working capital requirements, which were partially offset by an increase in earnings (excluding non-cash items). Cash provided by investing activities increased $238 million compared to fiscal 2010, reflecting $234 million cash proceeds received from the sale of the Hopland-based wine business. Cash used for financing activities decreased $231 million, reflecting a $359 million increase in net proceeds from debt and a reduction in share repurchases of our common stock. These were offset partially by an increase in dividend payments, including a special dividend of $145 million in December 2010. The impact of cash and cash equivalents as a result of exchange rate changes was an increase of $11 million in fiscal 2011 compared to an increase of $19 million in fiscal 2010.

Fiscal 2012 Cash Utilization


800
700
600
500
400
300
200
100
0
Sources of Cash
Uses of Cash
Other, net
Capital spending (including software)
Dividends
Share repurchases
Debt payments
Operating activities

Capital expenditures. Investments in property, plant, and equipment were $34 million in fiscal 2010, $39 million in fiscal 2011, and $58 million in fiscal 2012. Expenditures over the three-year period included investments to maintain, expand, and improve production efficiency, to reduce costs, and to build our brands. Capital investments were higher in fiscal 2012 compared to the prior two fiscal years reflecting increased spending to begin expansion of our production operations to support the growing demand for Jack Daniel's family of brands.

We expect capital expenditures for fiscal 2013 to increase significantly to a range of $100 million to $110 million, and that these investments will be funded by cash provided by operations. Our capital spending plans for fiscal 2013 include investments to expand production capacity at Jack Daniel's, including increasing our current distillery and beginning construction on a new distillery and a new cooperage facility. Our capital plan in fiscal 2013 also includes investment to expand our capacity at Sonoma-Cutrer winery and projects that will provide cost savings opportunities, mitigate risk, and comply with regulations. As we look at our capital expenditures requirement beyond fiscal 2013, we expect our spending to be in the $100 to $130 million range for fiscal 2014 and in the $60 to $80 million range in fiscal 2015 as we complete our new distillery and cooperage expansion. We expect our capital expenditures to return to more normal levels, in the range of $40 to $50 million, in fiscal 2016.

Share repurchases. In December 2008, our Board of Directors authorized us to repurchase $250 million of our outstanding Class A and Class B common shares over the succeeding 12 months, subject to market conditions. Under this plan, we repurchased 4,249,039 shares (23,788 of Class A and 4,225,251 of Class B) for approximately $196 million. The average repurchase price per share, including broker commissions, was $47.13 for Class A and $46.06 for Class B.

In June 2010, our Board of Directors authorized us to repurchase up to $250 million of our outstanding Class A and Class B common shares before December 1, 2010, subject to market and other conditions. Under this program, we repurchased a total of 1,965,326 shares (20,869 of Class A and 1,944,457 of Class B) for approximately $117 million. The average repurchase price per share, including broker commissions, was $59.90 for Class A and $59.60 for Class B.

As we announced on March 25, 2011, our Board of Directors authorized us to repurchase up to $250 million of our outstanding Class A and Class B common shares through November 30, 2011, subject to market conditions. Under this program, we repurchased a total of 3,372,477 shares (306,309 of Class A and 3,066,168 of Class B) for approximately $234 million. The average repurchase price per share, including broker commissions, was $69.05 for Class A and $69.43 for Class B.

This table highlights our last three share repurchase programs:

Dates		Shares Purchased		Average Price Per Share, Including Brokerage Commissions		Total Spent on Stock Repurchase Program
Starting	**Ending**	**Class A**	**Class B**	**Class A**	**Class B**	**(Millions)**
December 2008	December 2009	23,788	4,225,251	$47.13	$46.06	$196.0
June 2010	December 2010	20,869	1,944,457	$59.90	$59.60	$117.1
March 2011	November 2011	306,309	3,066,168	$69.05	$69.43	$234.0

Liquidity. We continue to manage liquidity conservatively to meet current obligations, fund capital expenditures, and maintain dividends, while reserving adequate debt capacity for acquisition opportunities. With cash flow generated during fiscal 2012, we repaid a $250 million note at maturity.

We have access to several liquidity sources to supplement our cash flow from operations. Our commercial paper program, supported by our $800 million bank credit facility executed during fiscal 2012, continues to fund our short-term credit needs. We could also satisfy our liquidity needs by drawing on our bank credit facility (currently unused).

Under extreme market conditions, one or more participating banks may not be able to fully fund this credit facility. In addition to our cash flow from operations, we believe that the markets for investment-grade bonds and private placements are very accessible and provide a source of long-term financing that could provide for any additional liquidity needs.

We have high credit standards when initiating transactions with counterparties and closely monitor our counterparty risks with respect to our cash balances and derivative contracts (that is, foreign currency, commodity, and interest rate hedges). If counterparty's credit quality were to deteriorate below our credit standards, we would either liquidate exposures or require the counterparty to post appropriate collateral.

During fiscal 2012, we entered a new five-year credit agreement with various U.S. and international banks for $800 million that expires on November 18, 2016. This agreement superseded our previous bank agreement that was scheduled to expire in April 2012. Consistent with our previous agreement, this new agreement's quantitative covenant requires our ratio of consolidated EBITDA (as defined in the agreement) to consolidated interest expense to be at least 3 to 1. At April 30, 2012, with a ratio of 29 to 1, we were well within the covenant's parameters.

As of April 30, 2012, we had total cash and cash equivalents of $338 million. Of this amount, $217 million was held by certain foreign subsidiaries whose earnings we expect to permanently reinvest outside of the United States. We do not expect to need the cash generated by those foreign subsidiaries to fund our domestic operations. However, in the unforeseen event that we repatriate cash from those foreign subsidiaries, we would be required to provide for and pay United States taxes on permanently repatriated funds.

We believe our current liquidity position is strong and sufficient to meet all of our financial commitments for the foreseeable future.

LONG-TERM OBLIGATIONS

We have long-term obligations related to contracts, leases, borrowing arrangements, and employee benefit plans that we enter into in the normal course of business (see Notes 4, 7, and 11 to the accompanying consolidated financial statements). The following table summarizes the amounts of those obligations as of April 30, 2012, and the years when those obligations must be paid:

LONG-TERM OBLIGATIONS(1)

(Dollars in millions)	Total	2013	2014-2017	After 2017
Long-term debt	$506	$ 3	$503	$ —
Interest on long-term debt	45	18	27	—
Grape purchase obligations	13	6	7	—
Operating leases	49	16	28	5
Postretirement benefit obligations(2)	47	47	n/a	n/a
Agave purchase obligations(3)	n/a	n/a	n/a	n/a
Total	$660	$90	$565	$ 5

(1) Excludes liabilities for tax uncertainties, as we cannot reasonably predict the ultimate amount or timing of settlement.

(2) As of April 30, 2012, we have unfunded pension and other postretirement benefit obligations of $281 million. Because we cannot determine the specific periods in which those obligations will be funded, the table above reflects no amounts related to those obligations other than the $47 million of expected contributions (including $41 million of expected discretionary contributions) in fiscal 2013.

(3) As discussed in Note 4 to the accompanying consolidated financial statements, we have obligations to purchase agave, a plant whose sap forms the raw material for tequila. Because we cannot determine the specific periods in which those obligations will be paid, the above table reflects no amounts related to those obligations. As of April 30, 2012, based on current market prices, obligations under these contracts totaled $4 million.

We expect to meet these obligations with internally generated funds.

CRITICAL ACCOUNTING ESTIMATES

Our financial statements reflect some estimates involved in applying the following critical accounting policies that entail uncertainties and subjectivity. Using different estimates could have a material effect on our operating results and financial condition.

Goodwill and other intangible assets. We have obtained most of our brands by acquiring other companies. Upon acquisition, the purchase price is first allocated to identifiable assets and liabilities, including intangible brand names and trademarks ("brand names"), based on estimated fair value, with any remaining purchase price recorded as goodwill. We do not amortize goodwill or intangible assets with indefinite lives. We consider all of our brand names to have indefinite lives.

We assess our goodwill and other indefinite-lived assets for impairment at least annually. If the fair value of an asset is less than its book value, we write it down to its estimated fair value. We evaluate goodwill for impairment if the book value of its reporting unit exceeds its estimated fair value. We estimate the fair value of a reporting unit using discounted estimated future cash flows. We typically estimate the fair value of a brand name using the "relief from royalty" method. We also consider market values for similar assets when available.

Considerable management judgment is necessary to estimate fair value, including making assumptions about future cash flows, discount rates, and royalty rates. Based on our long-term assumptions, we believe none of our goodwill or other intangibles are impaired.

Property, plant, and equipment. We depreciate our property, plant, and equipment on a straight-line basis using our estimates of useful life, which are 20–40 years for buildings and improvements; 3–10 years for machinery, equipment, vehicles, furniture, and fixtures; and 3–7 years for capitalized software.

We assess our property, plant, and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of those assets may not be recoverable. When we do not expect to recover the carrying value of an asset (or asset group) through undiscounted future cash flows, we write it down to its estimated fair value. We determine fair value using discounted estimated future cash flows, considering market values for similar assets when available. Considerable management judgment is necessary to assess impairment and estimate fair value.

Pension and other postretirement benefits. We sponsor various defined benefit pension plans as well as postretirement plans providing retiree health care and retiree life insurance benefits. Benefits are based on factors such as years of service and compensation level during employment. We expense the benefits expected to be paid over employees' expected service. This requires us to make assumptions to determine the net benefit expense and obligations, such as interest rates, return on plan assets, the rate of salary increases, expected service, and health care cost trend rates.

The assets, obligations, and assumptions used to measure pension and retiree medical expenses are determined at the beginning of the year ("measurement date"). Because obligations are measured on a discounted basis, the discount rate is a significant assumption. It is based on interest rates for high-quality, long-term corporate debt at each measurement date. The expected return on pension plan assets reflects expected capital market returns for each asset class, which are based on historical returns, adjusted for the expected effects of diversification and active management (net of fees) of the assets. The other assumptions also reflect our historical experience and management's best judgment regarding future expectations.

We review our assumptions on each annual measurement date. As of April 30, 2012, we have decreased the discount rate for pension obligations from 5.67% to 4.92%, and for other postretirement benefit obligations from 5.59% to 4.84%. We have also decreased the expected return on plan assets from 8.25% to 7.75% as a result of lower capital markets return expectations for our current asset allocation. Using these assumptions, we estimate our pension and postretirement benefit expense for fiscal 2013 will be approximately $48 million, compared to $35 million for fiscal 2012. A decrease/increase of 25 basis points in the assumed discount rate would increase/decrease the fiscal 2013 expense by approximately $3 million. A decrease/increase of 25 basis points in the assumed return on plan assets would increase/decrease the fiscal 2013 expense by approximately $1 million.

Income taxes. Our annual effective tax rate is based on our income and the statutory tax rates in the many jurisdictions where we do business. In fiscal 2012, our annual effective income tax rate was 32.5%, compared to 31.0% in fiscal 2011. The increase in our effective tax rate was caused primarily by the absence in fiscal 2012 of an adjustment made during fiscal 2011 to reverse $8 million of income tax expense that was incorrectly recognized in prior periods. We believe the impact of this error and the cumulative out of period adjustment to correct the error is insignificant to our consolidated financial statements for that period and any prior periods.

Significant judgment is required in evaluating our tax positions. We establish liabilities when some positions are likely to be challenged and may not succeed, despite our belief that our tax return positions are fully supportable. We adjust these liabilities in light of changing circumstances, such as the progress of a tax audit. We believe current liabilities are appropriate for all known contingencies, but this situation could change.

Years can elapse before we can resolve a particular matter for which we have established a tax liability. Although predicting the final outcome or the timing of resolution of any particular tax matter can be difficult, we believe our liabilities reflect the likely outcome of known tax contingencies. Unfavorable settlement of any particular issue could require use of our cash; conversely, a favorable resolution could result in either reduced cash tax payments, or the reversal of previously established liabilities, or some combination of these, which could reduce our effective tax rate.

Contingencies. We operate in a litigious environment, and we are sued in the normal course of business. Sometimes plaintiffs seek substantial damages. Significant judgment is required in predicting the outcome of these suits and claims, many of which take years to adjudicate. We accrue estimated costs for a contingency when we believe that a loss is probable and we can make a reasonable estimate of the loss, and then adjust the accrual as appropriate to reflect changes in facts and circumstances. We do not believe these loss contingencies, individually or in the aggregate, would have a material adverse effect on our financial position, results of operations, or liquidity. No material accrued loss contingencies are recorded as of April 30, 2012.

Recent accounting pronouncements. During fiscal 2012, we adopted new guidance for measuring fair value and for disclosing information about fair values. Adopting this new accounting guidance had no material impact on our financial statements.

New guidance for the presentation of comprehensive income and for testing goodwill for impairment will become effective for us during fiscal 2013. We do not expect our adoption of this guidance to have a material impact on our financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

OUR MARKET RISKS

We are exposed to market risks arising from adverse changes in (a) foreign exchange rates, (b) commodity prices affecting the cost of our raw materials and energy, and (c) interest rates. We try to manage risk responsibly through a variety of strategies, including production initiatives and hedging strategies. Our foreign currency hedging contracts are subject to changes in exchange rates, our commodity futures and option contracts are subject to changes in commodity prices, and some of our debt obligations are subject to changes in interest rates. We discuss these exposures below and also provide a sensitivity analysis as to the effect the changes could have on our results of operations.

Please see Note 4 to our consolidated financial statements for details on our grape and agave purchase obligations, which are exposed to commodity price risk, and "Critical Accounting Estimates" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of our pension and other postretirement plans' exposure to interest rate risks. Also, please see "Item 1A. Risk Factors" for details on how economic conditions affecting market risks also affect the demand for and pricing of our products.

Foreign Exchange. Foreign currencies' strength relative to the dollar affects sales and the cost of purchasing goods and services, including advertising, selling, general, and administrative expenses, in our markets. We estimate that our foreign currency revenue for our largest exposures will exceed our foreign currency expenses by approximately $640 million in fiscal 2013. Foreign exchange rates also affect the carrying value of our foreign-currency-denominated assets and liabilities.

If we did not hedge these foreign currency exposures, our results of operations and financial position would improve when the dollar weakens against foreign currencies and decline when the dollar strengthens against them. But we routinely use foreign currency forward and option contracts to hedge our transactional foreign exchange risk and, in some circumstances, our net asset exposure. If these contracts remain effective, we will not recognize any unrealized gains or losses until we either recognize the underlying hedged transactions in earnings or convert the underlying hedged net asset exposures. At April 30, 2012, our total foreign currency hedges had a notional value of $510 million, with a maximum term outstanding of 24 months, and a net unrealized loss of $5 million.

As of April 30, 2012, we hedged approximately 48% of our total transactional exposure to foreign exchange fluctuations in 2013 for our major currencies by entering into foreign currency forward and option contracts. Considering these hedges, we estimate that a 10% increase in the average value of the dollar in 2013 relative to the fiscal 2012 effective exchange rates for our significant currency exposures would reduce our fiscal 2013 operating income by approximately $35 million. Conversely, a 10% decline in the value of the dollar relative to fiscal 2012 effective rates would increase our fiscal 2013 operating income by approximately $36 million.

Commodity Prices. Commodity prices are affected by weather, supply and demand, and other geopolitical and economic variables. We use futures contracts and options to reduce corn's price volatility. At April 30, 2012, we had outstanding derivative contracts on approximately two million bushels of corn with net unrealized loss of less than $1 million. We estimate that a 10% decrease in corn prices would increase the net unrealized loss at April 30, 2012, by $1 million. Beginning in fiscal year 2013 to reduce price volatility, we plan on using deliverable contracts for corn, rather than futures contracts and options. We expect to mitigate the effect of some of the increases in our raw material costs throughout ongoing production and cost saving initiatives, and targeted increases in prices for our brands.

Our comprehensive environmental sustainability strategy includes (a) assessing climate change risks related to the availability and prices of our key agricultural inputs, including grains, agave, and grapes, and

(b) mitigating these risks where appropriate. We are now in the process of assessing risks in our operations and supply chain related to water availability and quality in order to formalize strategies to address these risks. In concert with these measures, we have set clear goals to reduce energy use, wastewater and greenhouse gas emissions on a per unit basis as well as strive for zero waste sent to landfill from our facilities, which we believe will improve our business operations.

Interest Rates. Our cash and cash equivalents, variable-rate debt, and fixed-to-floating interest rate swaps are exposed to the risk of changes in interest rates. Based on the April 30, 2012, net balance of these items, a 1% point increase in interest rates would result in $2 million less net interest expense.

Item 8. *Financial Statements and Supplementary Data*

BROWN-FORMAN CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions, except per share amounts)

Year Ended April 30,	2010	2011	2012
Net sales	$3,226	$3,404	$3,614
Excise taxes	757	818	891
Cost of sales	858	862	928
Gross profit	1,611	1,724	1,795
Advertising expenses	350	366	395
Selling, general, and administrative expenses	539	574	610
Amortization expense	5	5	3
Other expense (income), net	7	(76)	(1)
Operating income	710	855	788
Interest income	3	3	3
Interest expense	31	29	31
Income before income taxes	682	829	760
Income taxes	233	257	247
Net income	$ 449	$ 572	$ 513
Earnings per share:			
Basic	$ 3.03	$ 3.92	$ 3.59
Diluted	$ 3.02	$ 3.90	$ 3.56

The accompanying notes are an integral part of the consolidated financial statements.

BROWN-FORMAN CORPORATION
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)

April 30,	2011	2012
ASSETS		
Cash and cash equivalents	$ 567	$ 338
Accounts receivable, less allowance for doubtful accounts of $18 in 2011 and $9 in 2012	496	475
Inventories:		
Barreled whiskey	330	388
Finished goods	150	159
Work in process	120	115
Raw materials and supplies	47	50
Total inventories	647	712
Current deferred tax assets	48	36
Other current assets	218	188
Total current assets	1,976	1,749
Property, plant, and equipment, net	393	399
Goodwill	625	617
Other intangible assets	670	668
Deferred tax assets	12	6
Other assets	36	38
Total assets	$3,712	$3,477
LIABILITIES		
Accounts payable and accrued expenses	$ 412	$ 386
Accrued income taxes	32	10
Current deferred tax liabilities	8	1
Short-term borrowings	—	4
Current portion of long-term debt	255	3
Total current liabilities	707	404
Long-term debt, less unamortized discount of $2 in 2011 and $1 in 2012	504	503
Deferred tax liabilities	150	158
Accrued pension and other postretirement benefits	203	278
Other liabilities	88	65
Total liabilities	1,652	1,408
Commitments and contingencies		
STOCKHOLDERS' EQUITY		
Common stock:		
Class A, voting, $0.15 par value (57,000,000 shares authorized; 56,964,000 shares issued)	9	9
Class B, nonvoting, $0.15 par value (100,000,000 shares authorized; 99,363,000 shares issued)	15	15
Additional paid-in capital	55	49
Retained earnings	2,710	3,031
Accumulated other comprehensive (loss) income, net of tax:		
Pension and other postretirement benefits adjustment	(165)	(220)
Cumulative translation adjustment	48	(7)
Unrealized loss on cash flow hedge contracts	(14)	(3)
Treasury stock, at cost (11,337,000 and 14,253,000 shares in 2011 and 2012, respectively)	(598)	(805)
Total stockholders' equity	2,060	2,069
Total liabilities and stockholders' equity	$3,712	$3,477

The accompanying notes are an integral part of the consolidated financial statements.

BROWN-FORMAN CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)

Year Ended April 30,	2010	2011	2012
Cash flows from operating activities:			
Net income	$ 449	$ 572	$ 513
Adjustments to reconcile net income to net cash provided by operations:			
Gain on sale of business	—	(38)	—
Non-cash asset write-downs	12	—	—
Depreciation and amortization	59	56	49
Stock-based compensation expense	8	9	9
Deferred income taxes	11	27	53
Other	(1)	(2)	1
Changes in assets and liabilities, excluding the effects of sale of business:			
Accounts receivable	(35)	(57)	2
Inventories	21	(42)	(88)
Other current assets	24	(2)	19
Accounts payable and accrued expenses	(14)	21	19
Accrued income taxes	(2)	7	(13)
Noncurrent assets and liabilities	13	(24)	(48)
Cash provided by operating activities	545	527	516
Cash flows from investing activities:			
Proceeds from sale of business	—	234	—
Additions to property, plant, and equipment	(34)	(39)	(58)
Proceeds from sale of property, plant, and equipment	2	12	—
Acquisition of brand names and trademarks	—	(1)	(7)
Computer software expenditures	(3)	(3)	(3)
Cash (used for) provided by investing activities	(35)	203	(68)
Cash flows from financing activities:			
Net change in short-term borrowings	(149)	(188)	4
Repayment of long-term debt	(153)	(3)	(252)
Proceeds from long-term debt	—	248	—
Debt issuance costs	—	(2)	—
Net payments related to exercise of stock-based awards	(6)	(7)	(10)
Excess tax benefits from stock-based awards	3	8	8
Acquisition of treasury stock	(158)	(136)	(220)
Dividends paid	(174)	(326)	(192)
Cash used for financing activities	(637)	(406)	(662)
Effect of exchange rate changes on cash and cash equivalents	19	11	(15)
Net (decrease) increase in cash and cash equivalents	(108)	335	(229)
Cash and cash equivalents, beginning of period	340	232	567
Cash and cash equivalents, end of period	$ 232	$ 567	$ 338
Supplemental disclosure of cash paid for:			
Interest	$ 32	$ 26	$ 33
Income taxes	$ 219	$ 203	$ 203

The accompanying notes are an integral part of the consolidated financial statements.

BROWN-FORMAN CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in millions, except per share amounts)

Year Ended April 30,	2010	2011	2012
Class A Common Stock, balance at beginning and end of year	$ 9	$ 9	$ 9
Class B Common Stock, balance at beginning and end of year	15	15	15
Additional Paid-in Capital:			
Balance at beginning of year	67	59	55
Stock-based compensation expense	8	9	9
Loss on issuance of treasury stock issued under compensation plans	(19)	(21)	(23)
Excess tax benefits from stock-based awards	3	8	8
Balance at end of year	59	55	49
Retained Earnings:			
Balance at beginning of year	2,189	2,464	2,710
Net income	449	572	513
Cash dividends ($1.18, $2.24, and $1.34 per share in 2010, 2011, and 2012, respectively)	(174)	(326)	(192)
Balance at end of year	2,464	2,710	3,031
Accumulated Other Comprehensive (Loss) Income, Net of Tax:			
Balance at beginning of year	(133)	(176)	(131)
Net other comprehensive (loss) income	(43)	45	(99)
Balance at end of year	(176)	(131)	(230)
Treasury Stock, at Cost:			
Balance at beginning of year	(331)	(476)	(598)
Acquisition of treasury stock	(158)	(136)	(220)
Stock issued under compensation plans	13	14	13
Balance at end of year	(476)	(598)	(805)
Total Stockholders' Equity	$ 1,895	$ 2,060	$ 2,069
Class A Common Shares Outstanding (in thousands):			
Balance at beginning of year	56,590	56,601	56,561
Acquisition of treasury stock	(12)	(40)	(310)
Stock issued under compensation plans	23	—	—
Balance at end of year	56,601	56,561	56,251
Class B Common Shares Outstanding (in thousands):			
Balance at beginning of year	93,537	90,362	88,429
Acquisition of treasury stock	(3,398)	(2,200)	(2,851)
Stock issued under compensation plans	223	267	245
Balance at end of year	90,362	88,429	85,823
Total Common Shares Outstanding (in thousands)	146,963	144,990	142,074

The accompanying notes are an integral part of the consolidated financial statements.

BROWN-FORMAN CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in millions)

Year Ended April 30,	2010	2011	2012
Net income	$449	$572	$513
Other comprehensive (loss) income:			
Foreign currency translation adjustment, net of tax of $(5), $(9), and $7 in 2010, 2011, and 2012, respectively	21	37	(55)
Amounts related to postretirement benefit plans:			
Net actuarial (loss) gain and prior service cost, net of tax of $46, $(9), and $42 in 2010, 2011, and 2012, respectively	(66)	13	(67)
Reclassification to earnings, net of tax of $(2), $(8), and $(8) in 2010, 2011, and 2012, respectively	3	12	12
Amounts related to cash flow hedges:			
Net (loss) gain on hedging instruments, net of tax of $7, $10, and $(3) in 2010, 2011, and 2012, respectively	(11)	(17)	6
Reclassification to earnings, net of tax of $(6) in 2010 and $(3) in 2012	10	—	5
Net other comprehensive (loss) income	(43)	45	(99)
Total comprehensive income	$406	$617	$414

The accompanying notes are an integral part of the consolidated financial statements.

BROWN-FORMAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Millions, except Per Share Data)

1. ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States (GAAP). We also apply the following accounting policies when preparing our consolidated financial statements:

Principles of consolidation. Our consolidated financial statements include the accounts of all subsidiaries in which we have a controlling financial interest. We use the equity method to account for investments in affiliates over which we can exercise significant influence (but not control). We carry all other investments in affiliates at cost. We eliminate all intercompany transactions.

Cash equivalents. Cash equivalents include bank demand deposits and all highly liquid investments with original maturities of three months or less.

Allowance for doubtful accounts. We evaluate the collectability of accounts receivable based on a combination of factors. When we are aware of circumstances that may impair a specific customer's ability to meet its financial obligations, we record a specific allowance to reduce the net recognized receivable to the amount we believe will be collected. We write off the uncollectable amount against the allowance when we have exhausted our collection efforts.

Inventories. We state inventories at the lower of cost or market, with approximately 63% of consolidated inventories being valued using the last-in, first-out (LIFO) method. We value the remainder primarily using the first-in, first-out (FIFO) method. FIFO cost approximates current replacement cost. If we had used the FIFO method for all inventories, they would have been $204 and $213 higher than reported at April 30, 2011 and 2012, respectively.

Whiskey must be aged in barrels for several years, so we bottle and sell only a portion of our whiskey inventory each year. Following industry practice, we classify all barreled whiskey as a current asset. We include warehousing, insurance, ad valorem taxes, and other carrying charges applicable to barreled whiskey in inventory costs.

We classify bulk wine and agave inventories as work in process.

Property, plant, and equipment. We state property, plant, and equipment at cost less accumulated depreciation. We calculate depreciation on a straight-line basis using our estimates of useful life, which are 20–40 years for buildings and improvements; 3–10 years for machinery, equipment, vehicles, furniture, and fixtures; and 3–7 years for capitalized software.

We assess our property, plant, and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of those assets may not be recoverable. When we do not expect to recover the carrying value of an asset (or asset group) through undiscounted future cash flows, we write it down to its estimated fair value. We determine fair value using discounted estimated future cash flows, considering market values for similar assets when available.

When we retire or dispose of property, plant, and equipment, we remove its cost and accumulated depreciation from our balance sheet and reflect any gain or loss in operating income. We expense the costs of repairing and maintaining our property, plant, and equipment as we incur them.

1. ACCOUNTING POLICIES (Continued)

Goodwill and other intangible assets. We have obtained most of our brands by acquiring other companies. Upon acquisition, the purchase price is first allocated to identifiable assets and liabilities, including intangible brand names and trademarks ("brand names"), based on estimated fair value, with any remaining purchase price recorded as goodwill. We do not amortize goodwill or intangible assets with indefinite lives. We consider all of our brand names to have indefinite lives.

We assess our goodwill and other indefinite-lived intangible assets for impairment at least annually. If the fair value of an asset is less than its book value, we write it down to its estimated fair value. We evaluate goodwill for impairment if the book value of its reporting unit exceeds its estimated fair value. We estimate the fair value of a reporting unit using discounted estimated future cash flows. We typically estimate the fair value of a brand name using the "relief from royalty" method. We also consider market values for similar assets when available. Considerable management judgment is necessary to estimate fair value, including the selection of assumptions about future cash flows, discount rates, and royalty rates.

Foreign currency translation. The U.S. dollar is the functional currency for most of our consolidated operations. For those operations, we report all gains and losses from foreign currency transactions in current income. The local currency is the functional currency for some foreign operations. For those investments, we report cumulative translation effects as a component of accumulated other comprehensive income (loss), a component of stockholders' equity.

Revenue recognition. We recognize revenue when title and risk of loss pass to the customer, typically when the product is shipped. Some sales contracts contain customer acceptance provisions that grant a right of return on the basis of either subjective or objective criteria. We record revenue net of the estimated cost of sales returns and allowances.

Sales discounts. Sales discounts, which are recorded as a reduction of net sales, totaled $398, $461, and $531 for 2010, 2011, and 2012, respectively.

Excise taxes. Our sales are subject to excise taxes, which we collect from our customers and remit to governmental authorities. We present these taxes on a gross basis (included in net sales and costs before gross profit) in the consolidated statement of operations.

Cost of sales. Cost of sales includes the costs of receiving, producing, inspecting, warehousing, insuring, and shipping goods sold during the period.

Shipping and handling fees and costs. We report the amounts we bill to our customers for shipping and handling as net sales, and we report the costs we incur for shipping and handling as cost of sales.

Advertising costs. We expense the costs of advertising during the year when the advertisements first take place.

Selling, general, and administrative expenses. Selling, general, and administrative expenses include the costs associated with our sales force, administrative staff and facilities, and other expenses related to our non-manufacturing functions.

Income taxes. We base our annual provision for income taxes on the pre-tax income reflected in our consolidated statement of operations. We establish deferred tax liabilities or assets for temporary differences

1. ACCOUNTING POLICIES (Continued)

between financial and tax reporting bases and subsequently adjust them to reflect changes in tax rates expected to be in effect when the temporary differences reverse. We record a valuation allowance as necessary to reduce a deferred tax to the amount that we believe is more likely than not to be realized. We do not provide deferred income taxes on undistributed earnings of foreign subsidiaries that we expect to permanently reinvest.

We assess our uncertain income tax positions using a two-step process. First, we evaluate whether the tax position will more likely than not, based on its technical merits, be sustained upon examination, including resolution of any related appeals or litigation. For a tax position that does not meet this first criterion, we recognize no tax benefit. For a tax position that does meet the first criterion, we recognize a tax benefit in an amount equal to the largest amount of benefit that we believe has more than a 50% likelihood of being realized upon ultimate resolution.

Earnings per share. We calculate basic earnings per share by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share further includes the dilutive effect of stock-based compensation awards, including stock options, stock-settled stock appreciation rights, restricted stock units, deferred stock units, and shares of restricted stock. We calculate that dilutive effect using the "treasury stock method" (as defined by GAAP).

Some restricted shares have non-forfeitable rights to dividends declared on common stock. As a result, these restricted shares are considered participating securities in the calculation of earnings per share.

The following table presents information concerning basic and diluted earnings per share:

	2010	2011	2012
Basic and diluted net income	$ 449	$ 572	$ 513
Income allocated to participating securities	(1)	(1)	—
Net income available to common stockholders	$ 448	$ 571	$ 513
Share data (in thousands):			
Basic average common shares outstanding	147,834	145,603	143,019
Dilutive effect of stock-based awards	741	910	1,036
Diluted average common shares outstanding	148,575	146,513	144,055
Basic earnings per share	$ 3.03	$ 3.92	$ 3.59
Diluted earnings per share	$ 3.02	$ 3.90	$ 3.56

We excluded common stock-based awards for approximately 824,000 shares, 350,000 shares, and 291,000 shares from the calculation of diluted earnings per share for 2010, 2011, and 2012, respectively, because they were not dilutive for those periods under the treasury stock method.

We try to limit the source of shares for stock-based compensation awards to treasury shares that we purchase from time to time on the open market (at times in connection with a publicly announced share repurchase program), in private transactions, or otherwise. If we determine that the timing of such purchases may unduly affect the market price of the shares, the purchases may be spread over a period of time sufficient to minimize such effect. We may use newly-issued shares to cover exercises or redemptions of awards, and then purchase an equal number of shares on the open market or otherwise as quickly as is reasonably practicable thereafter. This practice minimizes long-term dilution to our stockholders.

(Dollars in Millions, except Per Share Data)

1. ACCOUNTING POLICIES (Continued)

Estimates. To prepare financial statements that conform with GAAP, our management must make informed estimates that affect how we report revenues, expenses, assets, and liabilities, including contingent assets and liabilities. Actual results could (and probably will) differ from these estimates.

Recent accounting pronouncements. During fiscal 2012, we adopted new guidance for measuring fair value and for disclosing information about fair values. Adopting this new accounting guidance had no material impact on our financial statements.

New guidance for the presentation of comprehensive income and for testing goodwill for impairment will become effective for us during fiscal 2013. We do not expect our adoption of this guidance to have a material impact on our financial statements.

2. BALANCE SHEET INFORMATION

Supplemental information on our year-end balance sheets is as follows:

April 30,	2011	2012
Other current assets:		
Prepaid taxes	$129	$120
Other	89	68
	$218	$188
Property, plant, and equipment:		
Land	$ 69	$ 70
Buildings	317	330
Equipment	446	454
Construction in process	11	21
	843	875
Less accumulated depreciation	450	476
	$393	$399
Accounts payable and accrued expenses:		
Accounts payable, trade	$126	$120
Accrued expenses:		
Advertising	72	64
Compensation and commissions	81	87
Excise and other non-income taxes	54	58
Self-insurance claims	11	10
Postretirement benefits	6	6
Interest	7	5
Other	55	36
	286	266
	$412	$386

(Dollars in Millions, except Per Share Data)

3. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table shows the changes in the amounts recorded as goodwill (which includes no accumulated impairment losses) over the past two years:

Balance as of April 30, 2010	$666
Disposal of Hopland-based wine business (Note 13)	(49)
Foreign currency translation adjustment	8
Balance as of April 30, 2011	625
Foreign currency translation adjustment	(8)
Balance as of April 30, 2012	$617

As of April 30, 2011 and 2012, our other intangible assets consisted of:

	Gross Carrying Amount		Accumulated Amortization	
	2011	2012	2011	2012
Finite-lived intangible assets:				
Distribution rights	$ 25	$ —	$(22)	—
Indefinite-lived intangible assets:				
Trademarks and brand names	667	668	—	—

Amortization expense related to intangible assets was $5, $5, and $3 during 2010, 2011, and 2012, respectively.

As discussed in Note 1, we assess each of our indefinite-lived intangible assets for impairment at least annually. During fiscal 2010, our assessment indicated that the book value of one of our brand names, Don Eduardo, exceeded its fair value by $12. As a result, we wrote down the book value of the Don Eduardo brand name by that amount, which is reflected in other expense in the accompanying consolidated statement of operations. The remaining book value of the Don Eduardo brand name is not material. The decline in its value reflected a significant reduction in estimated future net sales for this low-volume, high-priced tequila brand that had in part been affected by the downturn in the global economic environment that began during the second half of calendar 2008.

During fiscal 2012, we acquired the trademarks and related intellectual property rights ("brand name") to Maximus Vodka for $7. We consider this brand name to have an indefinite life.

4. COMMITMENTS

We made rental payments for real estate, vehicles, and office, computer, and manufacturing equipment under operating leases of $22 each in 2010, 2011, and 2012. We have commitments related to minimum lease payments of $16 in 2013, $12 in 2014, $8 in 2015, $5 in 2016, $3 in 2017, and $5 after 2017.

We have contracted with various growers and wineries to supply some of our future grape and bulk wine requirements. Many of these contracts call for prices to be adjusted annually up or down, according to market conditions. Some contracts set a fixed purchase price that might be higher or lower than prevailing market price. We have total purchase obligations related to both types of contracts of $6 in 2013, $4 in 2014, and $3 after 2014.

(Dollars in Millions, except Per Share Data)

4. COMMITMENTS (Continued)

We also have contracts for the purchase of agave, which is used to produce tequila. These contracts provide for prices to be determined based on market conditions at the time of harvest, which, although not specified, is expected to occur over the next 10 years. As of April 30, 2012, based on current market prices, obligations under these contracts totaled $4.

5. CONTINGENCIES

We operate in a litigious environment, and we are sued in the normal course of business. Sometimes plaintiffs seek substantial damages. Significant judgment is required in predicting the outcome of these suits and claims, many of which take years to adjudicate. We accrue estimated costs for a contingency when we believe that a loss is probable and we can make a reasonable estimate of the loss, and then adjust the accrual as appropriate to reflect changes in facts and circumstances. We do not believe these loss contingencies, individually or in the aggregate, would have a material adverse effect on our financial position, results of operations, or liquidity. No material accrued loss contingencies are recorded as of April 30, 2012.

6. CREDIT FACILITIES

We have a committed revolving credit agreement with various U.S. and international banks for $800 that expires in November 2016. Its most restrictive quantitative covenant requires that our consolidated EBITDA (as defined in the agreement) to consolidated interest expense not be less than a ratio of 3 to 1. At April 30, 2012, we were well within this covenant's parameters and had no borrowing outstanding under this facility.

7. DEBT

Our long-term debt consisted of:

April 30,	2011	2012
5.2% notes, due in fiscal 2012	$252	$ —
5.0% notes, due in fiscal 2014	250	251
2.5% notes, due in fiscal 2016	249	249
Other	8	6
	759	506
Less current portion	255	3
	$504	$503

Debt payments required over the next five fiscal years consist of $3 in 2013, $253 in 2014, and $250 in 2016. (As discussed in Note 10, the carrying value of our debt includes adjustments related to interest rate swap contracts.)

8. FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We categorize the fair values of assets and liabilities into three levels based

(Dollars in Millions, except Per Share Data)

8. FAIR VALUE MEASUREMENTS (Continued)

upon the assumptions (inputs) used to determine those values. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are:

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 Observable inputs other than those in Level 1, such as:

- quoted prices for similar assets and liabilities in active markets;
- quoted prices for identical or similar assets and liabilities in markets that are not active; or
- other inputs that are observable or can be derived from or corroborated by observable market data

Level 3 Unobservable inputs that are supported by little or no market activity

This table summarizes the assets and liabilities measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
April 30, 2011:				
Assets:				
Commodity derivatives	$ 5	$ —	$—	$ 5
Interest rate swaps	—	3	—	3
Liabilities:				
Currency derivatives	—	25	—	25
Current portion of long-term debt	—	265	—	265
Long-term debt	—	531	—	531
April 30, 2012:				
Assets:				
Currency derivatives	—	1	—	1
Interest rate swaps	—	2	—	2
Liabilities:				
Commodity derivatives	1	—	—	1
Currency derivatives	—	7	—	7
Short-term borrowings	—	4	—	4
Current portion of long-term debt	—	3	—	3
Long-term debt	—	534	—	534

We determine the fair values of our commodity derivatives (futures and options) primarily using quoted contract prices on futures exchange markets. For these instruments, we use the closing contract price as of the balance sheet date. We determine the fair values of our currency derivatives (forwards and options) and interest rate swaps using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions. Inputs used in these standard valuation models include the applicable exchange rate, forward rates, and discount rates for the currency derivatives, and include interest-rate yield curves for the interest rate swaps. The standard valuation model for foreign currency options also uses implied volatility as an additional input. The discount rates are based on the historical U.S. Treasury rates, and the implied volatility specific to individual foreign currency options is based on quoted rates from financial institutions.

(Dollars in Millions, except Per Share Data)

8. FAIR VALUE MEASUREMENTS (Continued)

The fair value of short-term borrowings approximates the carrying value. We determine the fair value of long-term debt based on the prices at which similar debt has recently traded in the market and considering the overall market conditions on the date of valuation.

We measure some assets and liabilities at fair value on a nonrecurring basis. That is, we do not measure them at fair value on an ongoing basis, but we do adjust them to fair value in some circumstances (for example, when we determine that an asset is impaired). The fair values of assets and liabilities measured at fair value on a nonrecurring basis during the periods presented in these financial statements were not material as of April 30, 2012.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of cash, cash equivalents, and short-term borrowings approximate the carrying amounts due to the short maturities of these instruments. We determine the fair values of derivative financial instruments and long-term debt as discussed in Note 8.

Below is a comparison of the fair values and carrying amounts of these instruments:

	2011		2012	
April 30,	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash and cash equivalents	$567	$567	$338	$338
Commodity derivatives	5	5	—	—
Currency derivatives	—	—	1	1
Interest rate swaps	3	3	2	2
Liabilities:				
Commodity derivatives	—	—	1	1
Currency derivatives	25	25	7	7
Short-term borrowings	—	—	4	4
Current portion of long-term debt	255	265	3	3
Long-term debt	504	531	503	534

10. DERIVATIVE FINANCIAL INSTRUMENTS

Our multinational business exposes us to global market risks, including the effect of fluctuations in currency exchange rates, commodity prices, and interest rates. We use derivatives to help manage financial exposures that occur in the normal course of business. We formally document the purpose of each derivative contract, which includes linking the contract to the financial exposure it is designed to mitigate. We do not hold or issue derivatives for trading purposes.

We use currency derivative contracts to limit our exposure to the currency exchange risk that we cannot mitigate internally by using netting strategies. We designate most of these contracts as cash flow hedges of forecasted transactions (expected to occur within three years). We record all changes in the fair value of cash flow hedges (except any ineffective portion) in accumulated other comprehensive income (AOCI) until the underlying hedged transaction occurs, at which time we reclassify that amount into earnings. We designate some

(Dollars in Millions, except Per Share Data)

10. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

of our currency derivatives as hedges of net investments in foreign subsidiaries. We record all changes in the fair value of net investment hedges (except any ineffective portion) in the cumulative translation adjustment component of AOCI.

We assess the effectiveness of our hedges based on changes in forward exchange rates. The ineffective portion of the changes in fair value of our hedges (recognized immediately in earnings) during the periods presented in this report was not material.

We do not designate some of our currency derivatives as hedges because we use them to at least partially offset the immediate earnings impact of changes in foreign exchange rates on existing assets or liabilities. We immediately recognize the change in fair value of these contracts in earnings.

We had outstanding currency derivatives, related primarily to our euro, British pound, and Australian dollar exposures, with notional amounts totaling $392 and $510 at April 30, 2011 and 2012, respectively.

We also had outstanding exchange-traded futures and options contracts on approximately three million bushels and two million bushels of corn as of April 30, 2011 and 2012, respectively. We use these contracts to mitigate our exposure to corn price volatility. Because we do not designate these contracts as hedges for accounting purposes, we immediately recognize changes in their fair value in earnings.

We manage our interest rate risk with swap contracts. We had fixed-to-floating interest rate swaps with total notional values of $375 and $125 outstanding as of April 30, 2011 and 2012, respectively, with maturities matching those of our bonds. These swaps are designated as fair value hedges. The change in fair value of the swaps not related to accrued interest is offset by a corresponding adjustment to the carrying values of the bonds.

10. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The following table presents the fair values of our derivative instruments as of April 30, 2011 and 2012. The fair values are presented below on a gross basis, while the fair values of those instruments that are subject to master settlement arrangements are presented on a net basis in the accompanying consolidated balance sheets, in conformity with GAAP.

	Classification	Fair Value of Derivatives in a Gain Position	Fair Value of Derivatives in a Loss Position
April 30, 2011:			
Designated as cash flow hedges:			
Currency derivatives	Accrued expenses	$—	$(22)
Currency derivatives	Other liabilities	—	(6)
Designated as fair value hedges:			
Interest rate swaps	Other current assets	2	—
Interest rate swaps	Other assets	1	—
Not designated as hedges:			
Commodity derivatives	Other current assets	5	—
Currency derivatives	Accrued expenses	3	—
April 30, 2012:			
Designated as cash flow hedges:			
Currency derivatives	Other assets	1	—
Currency derivatives	Accrued expenses	2	(7)
Currency derivatives	Other liabilities	—	(2)
Designated as fair value hedges:			
Interest rate swaps	Other assets	2	—
Not designated as hedges:			
Commodity derivatives	Accrued expenses	—	(1)

(Dollars in Millions, except Per Share Data)

10. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

This table presents the amounts affecting our consolidated statements of operations in 2011 and 2012:

	Classification	2011	2012
Currency derivatives designated as cash flow hedges:			
Net gain (loss) recognized in AOCI	n/a	$(27)	$ 9
Net gain (loss) reclassified from AOCI into income	Net sales	—	(8)
Interest rate swaps designated as fair value hedges:			
Net gain (loss) recognized in income	Interest expense	3	3
Net gain (loss) recognized in income*	Other income	2	(1)

* The effect on the hedged item was an equal but offsetting amount for the periods presented.

Currency derivatives designated as net investment hedges:			
Net gain (loss) recognized in AOCI	n/a	(1)	—
Derivatives not designated as hedging instruments:			
Currency derivatives — net gain (loss) recognized in income	Net sales	(10)	9
Currency derivatives — net gain (loss) recognized in income	Other income	(2)	(2)
Commodity derivatives — net gain (loss) recognized in income	Cost of sales	10	(3)

We expect to reclassify $4 of deferred net losses recorded in AOCI as of April 30, 2012, to earnings during fiscal 2013. This reclassification would offset the anticipated earnings impact of the underlying hedged exposures. The actual amounts that we ultimately reclassify to earnings will depend on the exchange rates in effect when the underlying hedged transactions occur. The maximum term of outstanding derivative contracts was 24 months at both April 30, 2011 and 2012.

Credit risk. We are exposed to credit-related losses if the other parties to our derivative contracts breach them. This credit risk is limited to the fair value of the contracts. To manage this risk, we enter into contracts only with major financial institutions that have earned investment-grade credit ratings, we have established counterparty credit guidelines that are regularly monitored and that provide for reports to senior management according to prescribed guidelines, and we monetize contracts when we believe it is warranted. Because of these safeguards, we believe the risk of loss from counterparty default to be immaterial.

Some of our derivative instruments require us to maintain a specific level of creditworthiness, which we have maintained. If our creditworthiness were to fall below that level, then the counterparties to our derivative instruments could request immediate payment or collateralization for derivative instruments in net liability positions. The aggregate fair value of all derivatives with creditworthiness requirements that were in a net liability position was $22 and $4 at April 30, 2011 and 2012, respectively.

11. PENSION AND OTHER POSTRETIREMENT BENEFITS

We sponsor various defined benefit pension plans as well as postretirement plans providing retiree health care and retiree life insurance benefits. Below, we discuss our obligations related to these plans, the assets dedicated to meeting the obligations, and the amounts we recognized in our financial statements as a result of sponsoring these plans.

(Dollars in Millions, except Per Share Data)

11. PENSION AND OTHER POSTRETIREMENT BENEFITS (Continued)

Obligations. We provide eligible employees with pension and other postretirement benefits based on factors such as years of service and compensation level during employment. The pension obligation shown below ("projected benefit obligation") consists of: (a) benefits earned by employees to date based on current salary levels ("accumulated benefit obligation"); and (b) benefits to be received by employees as a result of expected future salary increases. (The obligation for medical and life insurance benefits is not affected by future salary increases.) This table shows how the present value of our obligation changed during each of the last two years.

	Pension Benefits		Medical and Life Insurance Benefits	
	2011	2012	2011	2012
Obligation at beginning of year	$577	$613	$ 58	$56
Service cost	16	16	1	2
Interest cost	33	34	3	3
Net actuarial loss (gain)	10	89	(10)	4
Plan amendments	—	1	6	—
Retiree contributions	—	—	2	2
Benefits paid	(24)	(26)	(4)	(5)
Special termination benefits	1	—	—	—
Obligation at end of year	$613	$727	$ 56	$62

Service cost represents the present value of the benefits attributed to service rendered by employees during the year. Interest cost is the increase in the present value of the obligation due to the passage of time. Net actuarial loss (gain) is the change in value of the obligation resulting from experience different from that assumed or from a change in an actuarial assumption. (We discuss actuarial assumptions used at the end of this note.) Plan amendments may also change the value of the obligation.

As shown in the previous table, the change in the value of our pension and other postretirement benefit obligations also includes the effect of benefit payments and retiree contributions. Expected benefit payments (net of retiree contributions) over the next 10 years are as follows:

	Pension Benefits	Medical and Life Insurance Benefits
2013	$ 27	$ 3
2014	28	3
2015	29	3
2016	31	3
2017	32	3
2018 — 2022	194	18

Assets. We specifically invest in certain assets to fund our pension benefit obligations. Our investment goal is to earn a total return that, over time, will grow assets sufficiently to fund our plans' liabilities, after providing appropriate levels of contributions and accepting prudent levels of investment risk. To achieve this goal, plan assets are invested primarily in funds or portfolios of funds actively managed by outside managers. Investment risk is managed by company policies that require diversification of asset classes, manager styles, and individual holdings. We measure and monitor investment risk through quarterly and annual performance reviews, and through periodic asset/liability studies.

(Dollars in Millions, except Per Share Data)

11. PENSION AND OTHER POSTRETIREMENT BENEFITS (Continued)

Asset allocation is the most important method for achieving our investment goals and is based on our assessment of the plans' long-term return objectives and the appropriate balances needed for liquidity, stability, and diversification. This table shows the fair value of pension plan assets by category, as well as the actual and target allocations, as of April 30, 2011 and 2012. (Fair value levels are defined in Note 8.)

					Allocation by Asset Class	
	Level 1	Level 2	Level 3	Total	Actual	Target
April 30, 2011:						
Commingled trust funds[(a)]:						
Equity funds	$—	$232	$—	$232	50%	47%
Fixed income funds	—	166	—	166	35%	35%
Real estate funds	—	18	9	27	6%	8%
Total commingled trust funds	—	416	9	425	91%	90%
Hedge funds[(b)]	—	—	24	24	5%	5%
Private equity[(c)]	—	—	16	16	3%	5%
Cash and temporary investments[(d)]	2	—	—	2	1%	—
Total	$ 2	$416	$49	$467	100%	100%
April 30, 2012:						
Commingled trust funds:						
Equity funds	$—	$239	$—	$239	47%	47%
Fixed income funds	—	181	—	181	35%	35%
Real estate funds	—	19	26	45	9%	8%
Total commingled trust funds	—	439	26	465	91%	90%
Hedge funds	—	—	24	24	5%	5%
Private equity	—	—	17	17	3%	5%
Cash and temporary investments	2	—	—	2	1%	—
Total	$ 2	$439	$67	$508	100%	100%

(a) Commingled trust fund valuations are based on the net asset value (NAV) of the funds as determined by the administrator of the fund and reviewed by us. NAV represents the underlying assets owned by the fund, minus liabilities and divided by the number of shares or units outstanding.

(b) Hedge fund valuations are based primarily on the NAV of the funds as determined by fund administrators and reviewed by us. During our review, we determine whether it is necessary to adjust a valuation for inherent liquidity and redemption issues that may exist within a fund's underlying assets or fund unit values.

(c) As of April 30, 2011 and 2012, consists only of limited partnership interests, which are valued at the percentage ownership of total partnership equity as determined by the general partner. These valuations require significant judgment due to the absence of quoted market prices, the inherent lack of liquidity, and the long-term nature of these investments.

(d) Cash and temporary investments consist of money market funds and are valued at their respective NAVs as determined by those funds each business day.

(Dollars in Millions, except Per Share Data)

11. PENSION AND OTHER POSTRETIREMENT BENEFITS (Continued)

This table shows how the fair value of the Level 3 assets changed during each of the last two years.

	Real Estate Funds	Hedge Funds	Private Equity	Total
Balance as of May 1, 2010	$10	$19	$13	$42
Return on assets held at end of year	2	1	1	4
Return on assets sold during year	—	(1)	—	(1)
Purchases and settlements	—	6	4	10
Sales and settlements	(3)	(1)	(2)	(6)
Balance as of April 30, 2011	9	24	16	49
Return on assets held at end of year	3	(1)	—	2
Return on assets sold during year	—	1	—	1
Purchases and settlements	14	—	3	17
Sales and settlements	—	—	(2)	(2)
Balance as of April 30, 2012	$26	$24	$17	$67

This table shows how the total fair value of all pension plan assets changed during each of the last two years. (We do not have assets set aside for postretirement medical or life insurance benefits.)

	Pension Benefits		Medical and Life Insurance Benefits	
	2011	2012	2011	2012
Fair value at beginning of year	$351	$467	$—	$—
Actual return on plan assets	64	27	—	—
Retiree contributions	—	—	2	2
Company contributions	76	40	2	3
Benefits paid	(24)	(26)	(4)	(5)
Fair value at end of year	$467	$508	$—	$—

Consistent with our funding policy, we expect to contribute $3 to our postretirement medical and life insurance benefit plans in 2013. We currently expect to contribute $44 to our pension plans in 2013.

Funded status. The funded status of a plan refers to the difference between its assets and its obligations. This table shows the funded status of our plans.

	Pension Benefits		Medical and Life Insurance Benefits	
	2011	2012	2011	2012
Assets	$ 467	$ 508	$ —	$ —
Obligations	(613)	(727)	(56)	(62)
Funded status	$(146)	$(219)	$(56)	$(62)

(Dollars in Millions, except Per Share Data)

11. PENSION AND OTHER POSTRETIREMENT BENEFITS (Continued)

The funded status is recorded on the accompanying consolidated balance sheets as follows:

	Pension Benefits		Medical and Life Insurance Benefits	
	2011	2012	2011	2012
Other assets	$ 7	$ 3	$ —	$ —
Accounts payable and accrued expenses	(3)	(3)	(3)	(3)
Accrued postretirement benefits	(150)	(219)	(53)	(59)
Net liability	$(146)	$(219)	$(56)	$(62)
Accumulated other comprehensive loss:				
Net actuarial loss (gain)	$ 263	$ 346	$ (3)	$ 1
Prior service cost	3	4	6	6
	$ 266	$ 350	$ 3	$ 7

This table compares our pension plans that have assets in excess of their accumulated benefit obligations with those whose assets are less than their obligations. (As discussed above, we have no assets set aside for postretirement medical or life insurance benefits.)

	Plan Assets		Accumulated Benefit Obligation		Projected Benefit Obligation	
	2011	2012	2011	2012	2011	2012
Plans with assets in excess of accumulated benefit obligation	$ 50	$ 49	$ 41	$ 45	$ 42	$ 46
Plans with accumulated benefit obligation in excess of assets	417	459	505	598	571	681
Total	$467	$508	$546	$643	$613	$727

Pension expense. This table shows the components of the pension expense recognized during each of the last three years. The amount for each year includes amortization of the prior service cost and net actuarial loss included in accumulated other comprehensive loss as of the beginning of the year.

	Pension Benefits		
	2010	2011	2012
Service cost	$ 10	$ 16	$ 16
Interest cost	32	33	34
Special termination benefits	—	1	—
Expected return on plan assets	(34)	(36)	(40)
Amortization of:			
Prior service cost	1	1	1
Net actuarial loss	4	18	19
Net expense	$ 13	$ 33	$ 30

The prior service cost represents the cost of retroactive benefits granted in plan amendments and is amortized on a straight-line basis over the average remaining service period of the employees expected to receive

(Dollars in Millions, except Per Share Data)

11. PENSION AND OTHER POSTRETIREMENT BENEFITS (Continued)

the benefits. The net actuarial loss results from experience different from that assumed or from a change in actuarial assumptions (including the difference between actual and expected return on plan assets), and is amortized over at least that same period. The estimated amount of prior service cost and net actuarial loss that will be amortized from accumulated other comprehensive loss into pension expense in 2013 is $1 and $28, respectively.

Other postretirement benefit expense. This table shows the components of the postretirement medical and life insurance benefit expense that we recognized during each of the last three years.

	Medical and Life Insurance Benefits		
	2010	2011	2012
Service cost	$1	$1	$2
Interest cost	3	3	3
Net expense	$4	$4	$5

Other comprehensive income (loss). Changes in the funded status of our benefit plans that are not recognized in net income (as pension and other postretirement benefit expense) are instead recognized in other comprehensive income (loss). Other comprehensive income (loss) is also adjusted to reflect the amortization of the prior service cost and net actuarial gain or loss, which is a component of net pension and other postretirement benefit expense, from accumulated other comprehensive income (loss) to net income. This table shows the amounts recognized in other comprehensive income (loss) during each of the last three years:

	Pension Benefits			Medical and Life Insurance Benefits		
	2010	2011	2012	2010	2011	2012
Prior service cost	$ —	$ —	$ 1	$—	$ 5	$—
Actuarial loss (gain)	100	(18)	102	12	(10)	4
Amortization reclassified to net income:						
Prior service cost	(1)	(1)	(1)	—	—	—
Net actuarial loss	(4)	(18)	(19)	—	—	—
Net amount recognized in other comprehensive income (loss)	$ 95	$(37)	$ 83	$12	$ (5)	$ 4

Assumptions and sensitivity. We use various assumptions to determine the obligations and expense related to our pension and other postretirement benefit plans. The assumptions used in computing benefit plan obligations as of the end of the last two years were as follows:

	Pension Benefits		Medical and Life Insurance Benefits	
	2011	2012	2011	2012
Discount rate	5.67%	4.92%	5.59%	4.84%
Rate of salary increase	4.00%	4.00%	n/a	n/a

(Dollars in Millions, except Per Share Data)

11. PENSION AND OTHER POSTRETIREMENT BENEFITS (Continued)

Here are the assumptions we used in computing benefit plan expense during each of the last three years:

	Pension Benefits			Medical and Life Insurance Benefits		
	2010	2011	2012	2010	2011	2012
Discount rate	7.94%	5.91%	5.67%	7.80%	5.78%	5.59%
Rate of salary increase	4.00%	4.00%	4.00%	n/a	n/a	n/a
Expected return on plan assets	8.50%	8.50%	8.25%	n/a	n/a	n/a

The discount rate represents the interest rate used to discount the cash-flow stream of benefit payments to a net present value as of the current date. A lower assumed discount rate increases the present value of the benefit obligation. We determined the discount rate using a yield curve based on the interest rates of high-quality debt securities with maturities corresponding to the expected timing of our benefit payments.

The assumed rate of salary increase reflects the expected average annual increase in salaries as a result of inflation, merit increases, and promotions over the service period of the plan participants. A lower assumed rate decreases the present value of the benefit obligation.

The expected return on plan assets represents the long-term rate of return that we assume will be earned over the life of the pension assets. The assumption reflects expected capital market returns for each asset class, which are based on historical returns, adjusted for the expected effects of diversification and active management (net of fees).

The assumed health care cost trend rates as of the end of the last two years were as follows:

	Medical and Life Insurance Benefits	
	2011	2012
Health care cost trend rate assumed for next year:		
Present rate before age 65	7.5%	8.0%
Present rate age 65 and after	7.5%	8.0%

We project health care cost trend rates to decline gradually to 5.0% by 2018 and to remain level after that. Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement medical plans. A 1% increase in assumed health care cost trend rates would have increased the accumulated postretirement benefit obligation as of April 30, 2012, by $8 and the aggregate service and interest costs for 2012 by $1. A 1% decrease in assumed health care cost trend rates would have decreased the accumulated postretirement benefit obligation as of April 30, 2012, by $7 and the aggregate service and interest costs for 2012 by $1.

Savings plans. We also sponsor various defined contribution benefit plans that in total cover substantially all U.S. employees. Employees can make voluntary contributions in accordance with their respective plans, which include a 401(k) tax deferral option. We match a percentage of each employee's contributions in accordance with the plans' terms. We expensed $8, $9, and $8 for matching contributions during 2010, 2011, and 2012, respectively.

11. PENSION AND OTHER POSTRETIREMENT BENEFITS (Continued)

International plans. The information presented above for defined benefit plans and defined contribution benefit plans reflects amounts for U.S. plans only. Information about similar international plans is not presented due to immateriality.

12. STOCK-BASED COMPENSATION

The Brown-Forman 2004 Omnibus Compensation Plan is our incentive compensation plan, which is designed to reward its participants (including our eligible officers, employees, and non-employee directors) for company performance. Under the Plan, we can grant stock-based incentive awards for up to 7,433,000 shares of common stock to eligible participants until July 22, 2014. As of April 30, 2012, awards for 3,865,000 shares remain available for issuance under the Plan. We try to limit the source of shares delivered to participants under the Plan to treasury shares that we purchase from time to time on the open market, in private transactions, or otherwise.

The following table presents information about stock options and stock-settled stock appreciation rights (SSARs) granted under the Plan as of April 30, 2012, and for the year then ended:

	Number of Underlying Shares (in thousands)	Weighted Average Exercise Price per Award	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at May 1, 2011	3,706	$45.69		
Granted	388	73.95		
Exercised	(659)	34.81		
Forfeited or expired	(18)	56.60		
Outstanding at April 30, 2012	3,417	$50.94	5.0	$121
Exercisable at April 30, 2012	2,217	$46.57	3.5	$ 88

The total intrinsic value of options and SSARs exercised during 2010, 2011, and 2012 was $18, $25, and $29, respectively.

We grant stock options and SSARs at an exercise price of not less than the fair value of the underlying stock on the grant date. Stock options and SSARs granted under the Plan become exercisable after three years from the first day of the fiscal year of grant and expire seven years after that date. The grant-date fair values of these awards granted during 2010, 2011, and 2012 were $9.42, $12.66, and $14.98 per award, respectively. We estimated the fair values using the Black-Scholes pricing model with the following assumptions:

	2010	2011	2012
Risk-free interest rate	3.0%	2.1%	1.9%
Expected volatility	22.6%	23.7%	23.6%
Expected dividend yield	1.9%	1.9%	1.9%
Expected life (years)	6	6	6

We also grant restricted stock units (RSUs), deferred stock units (DSUs), and shares of restricted stock under the Plan. Approximately 194,000 shares underlying these awards, with a weighted-average remaining

12. STOCK-BASED COMPENSATION (Continued)

vesting period of 1.8 years, were outstanding at April 30, 2012. The following table summarizes the changes in outstanding RSUs, DSUs, and restricted stock during 2012:

	Number of Underlying Shares (in thousands)	Weighted Average Fair Value at Grant Date
Outstanding at May 1, 2011	156	$53.58
Granted	63	72.40
Vested	(24)	57.50
Forfeited	(1)	60.48
Outstanding at April 30, 2012	194	$59.19

The total fair value of RSUs, DSUs, and restricted stock vested during 2010, 2011, and 2012 was $2, $9, and $2, respectively.

The accompanying consolidated statements of operations reflect compensation expense related to stock-based incentive awards on a pre-tax basis of $8 in 2010, $9 in 2011, and $9 in 2012, partially offset by deferred income tax benefits of $3 in 2010, $4 in 2011, and $4 in 2012. As of April 30, 2012, there was $10 of total unrecognized compensation cost related to non-vested stock-based compensation. That cost is expected to be recognized over a weighted-average period of 2.0 years.

13. OTHER INCOME AND EXPENSE

In fiscal 2010, we recorded an impairment charge of $12 related to the Don Eduardo trademark (Note 3). This amount is reflected as other expense in the accompanying consolidated statements of operations.

In fiscal 2011, we sold our Hopland-based wine business for $234 in cash. As a result, we recognized a gain on sale (net of transaction costs and income taxes) of $38, which is reflected in the accompanying consolidated statement of operations as follows:

Net sales	$ (3)
Selling, general, and administrative expenses	(6)
Other income	62
Income taxes	(15)
Net gain	$ 38

The sale included the Fetzer winery, bottling facility, and vineyards, as well as the Fetzer brand and other Hopland, California-based wines, including Bonterra, Little Black Dress, Jekel, Five Rivers, Bel Arbor, Coldwater Creek, and Sanctuary. Also included in the sale was a facility in Paso Robles, California.

(Dollars in Millions, except Per Share Data)

14. INCOME TAXES

We incur income taxes on the earnings of our U.S. and foreign operations. The following table, based on the locations of the taxable entities from which sales were derived (rather than the location of customers), presents the U.S. and foreign components of our income before income taxes:

	2010	2011	2012
United States	$576	$696	$660
Foreign	106	133	100
	$682	$829	$760

The income shown above was determined according to financial accounting standards. Because those standards sometimes differ from the tax rules used to calculate taxable income, there are differences between: (a) the amount of taxable income and pretax financial income for a year; and (b) the tax bases of assets or liabilities and their amounts as recorded in our financial statements. As a result, we recognize a current tax liability for the estimated income tax payable on the current tax return, and deferred tax liabilities (income tax payable on income that will be recognized on future tax returns) and deferred tax assets (income tax refunds from deductions that will be recognized on future tax returns) for the estimated effects of the differences mentioned above.

Deferred tax assets and liabilities as of the end of each of the last two years were as follows:

	2011	2012
April 30,		
Deferred tax assets:		
Postretirement and other benefits	$ 94	$ 127
Accrued liabilities and other	29	24
Inventories	20	12
Loss and credit carryforwards	50	35
Valuation allowance	(23)	(24)
Total deferred tax assets, net	170	174
Deferred tax liabilities:		
Trademarks and brand names	(195)	(228)
Property, plant, and equipment	(46)	(49)
Other	(27)	(14)
Total deferred tax liabilities	(268)	(291)
Net deferred tax liability	$ (98)	$(117)

The $24 valuation allowance at April 30, 2012 relates primarily to an $11 non-trading loss carryforward generated by Brown-Forman Beverages Europe during fiscal 2009 in the U.K. Although the non-trading losses can be carried forward indefinitely, we know of no significant transactions that will let us use them. We reduced the valuation allowance related to this item in fiscal 2012, primarily by realizing non-recurring non-trading gains. The remaining valuation allowance relates primarily to net operating losses in Brazil ($9), which can be carried forward indefinitely, and other foreign net operating losses that expire between fiscal 2015 and 2021. We are currently unaware of any significant transactions that will allow us to utilize these losses. During fiscal 2011, we

(Dollars in Millions, except Per Share Data)

14. INCOME TAXES (Continued)

used all of our U.S. capital loss carryforward to offset gains on the sale of our Hopland-based wine business. As a result, we reversed the $20 valuation allowance that was recorded at April 30, 2010 related to this item.

As of April 30, 2012, the gross amounts of loss and credit carryforwards include a U.K. non-trading loss of $42 (no expiration); other foreign net operating losses of $62 ($20 of which expire in varying amounts between 2015 and 2021 and $42 of which do not expire); and foreign credit carryforwards of $6 (expiring between fiscal 2013 and 2017).

Deferred tax liabilities were not provided on undistributed earnings of foreign subsidiaries ($390 and $542 at April 30, 2011 and 2012, respectively) because we expect these undistributed earnings to be reinvested indefinitely overseas. If these amounts were not considered permanently reinvested, additional deferred tax liabilities of approximately $76 and $121 would have been provided as of April 30, 2011 and 2012, respectively.

Total income tax expense for a year includes the tax associated with the current tax return ("current tax expense") and the change in the net deferred tax asset or liability ("deferred tax expense"). Our total income tax expense for each of the last three years was as follows:

	2010	2011	2012
Current:			
U.S. federal	$175	$171	$160
Foreign	28	41	24
State and local	19	18	10
	222	230	194
Deferred:			
U.S. federal	$ 16	$ 46	$ 48
Foreign	(5)	(1)	—
State and local	—	(18)	5
	11	27	53
	$233	$257	$247

Our consolidated effective tax rate usually differs from current statutory rates due to the recognition of amounts for events or transactions that have no tax consequences. The following table reconciles our effective tax rate to the federal statutory tax rate in the United States:

	Percent of Income Before Taxes		
	2010	2011	2012
U.S. federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of U.S. federal tax benefit	1.8	1.1	1.3
Income taxed at other than U.S. federal statutory rate	(1.6)	(1.6)	(1.2)
Tax benefit from U.S. manufacturing	(1.7)	(2.2)	(2.2)
Capital loss benefit	—	(2.7)	—
Nondeductible goodwill on sale of wine business	—	2.1	—
Other, net	0.6	(0.7)	(0.4)
Effective rate	34.1%	31.0%	32.5%

(Dollars in Millions, except Per Share Data)

14. INCOME TAXES (Continued)

During fiscal 2011, we recorded an adjustment to reverse $8 of income tax expense that was incorrectly recognized in prior periods. We believe the impact of this error and the cumulative out of period adjustment to correct the error is insignificant to our consolidated financial statements for that period and any prior periods.

At April 30, 2012, we had $13 of gross unrecognized tax benefits, $8 of which would reduce our effective income tax rate if recognized. A reconciliation of the beginning and ending unrecognized tax benefits follows:

	2010	2011	2012
Unrecognized tax benefits at beginning of year	$26	$35	$ 40
Additions for tax positions provided in prior periods	—	1	—
Additions for tax positions provided in current period	13	14	7
Decreases for tax positions provided in prior years	—	(4)	(5)
Settlements of tax positions in the current period	(3)	(5)	(27)
Lapse of statutes of limitations	(1)	(1)	(2)
Unrecognized tax benefits at end of year	$35	$40	$ 13

We record interest and penalties related to unrecognized tax benefits as a component of our income tax provision. Total gross interest and penalties of $8, $11 and $3 were accrued as of April 30, 2010, 2011 and 2012, respectively. The impact of interest and penalties on our effective tax rates for 2010, 2011 and 2012 was not material.

We file income tax returns in the United States, including several state and local jurisdictions, as well as in several other countries in which we conduct business. The major jurisdictions and their earliest fiscal years that are currently open for tax examinations are 2004 in the United States, 2008 in Australia, Ireland and Italy, 2006 in Finland and Poland, 2003 in the U.K., and 2001 in Mexico. The audit of our fiscal 2011 U.S. federal tax return commenced during fiscal 2012. In addition, we are participating in the Internal Revenue Service's Compliance Assurance Program for our fiscal 2012 tax year.

We believe there will be no material change in our gross unrecognized tax benefits in the next twelve months.

15. SUPPLEMENTAL INFORMATION

The following table presents net sales by product category:

	2010	2011	2012
Net sales:			
Spirits	$2,916	$3,102	$3,374
Wine	310	302	240
	$3,226	$3,404	$3,614

The following table presents net sales by geographic region:

	2010	2011	2012
Net sales:			
United States	$1,529	$1,525	$1,522
Europe	879	909	974
Other	818	970	1,118
	$3,226	$3,404	$3,614

(Dollars in Millions, except Per Share Data)

15. SUPPLEMENTAL INFORMATION (Continued)

Net sales are attributed to countries based on where customers are located.

The net book value of property, plant, and equipment located in Mexico was $65 and $55 as of April 30, 2011 and 2012, respectively. Other long-lived assets located outside the United States are not significant.

We have concluded that the company's business constitutes a single operating segment.

16. CASH DIVIDENDS

We paid total cash dividends per share of $1.18, $2.24, and $1.34 during 2010, 2011, and 2012, respectively. The $2.24 paid during fiscal 2011 included a special cash dividend of $1.00 per share. All other amounts consisted of regular quarterly cash dividends.

17. SUBSEQUENT EVENT

On June 14, 2012, our Board of Directors authorized a 3-for-2 stock split (the "Stock Split") for shares of the Company's Class A and Class B common stock, subject to stockholder approval of an amendment (the "Amendment") to the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Class A and Class B common stock. Currently, the Company does not have enough authorized shares of Class A common stock or Class B common stock to effect the Stock Split, so the Company is seeking stockholder approval to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of $0.15 par value Class A Common Stock to 85,000,000 from 57,000,000 and increase the number of authorized shares of $0.15 par value Class B Common Stock to 400,000,000 from 100,000,000. Accordingly, the primary purpose of the Amendment is to provide a sufficient number of shares to implement the Stock Split.

The Board determined that such Amendment is advisable and directed that the proposed Amendment be submitted to a vote of the Company's Class A and Class B common stockholders at the Company's July 26, 2012 Annual Meeting.

The Stock Split will be effected as a stock dividend and will require the Company to issue one new share of Class A common stock for each two shares of Class A common stock outstanding and one new share of Class B common stock for each two shares of Class B common stock outstanding. The Stock Split will be paid on or about August 10, 2012, to stockholders of record as of August 3, 2012.

Part II
QUARTERLY FINANCIAL INFORMATION
(Expressed in millions, except per share amounts)

	Fiscal 2011					Fiscal 2012				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Net sales	$ 745	$ 906	$ 962	$ 791	$3,404	$ 840	$1,014	$ 959	$ 801	$3,614
Gross profit	379	459	463	423	1,724	420	502	451	422	1,795
Net income	111	154	141	165	572	118	158	133	105	513
Basic EPS	0.76	1.06	0.97	1.14	3.92	0.81	1.10	0.94	0.74	3.59
Diluted EPS	0.76	1.05	0.96	1.13	3.90	0.81	1.09	0.93	0.73	3.56
Cash dividends per share:										
Declared	0.60	—	1.64	—	2.24	0.64	—	0.70	—	1.34
Paid	0.30	0.30	1.32	0.32	2.24	0.32	0.32	0.35	0.35	1.34
Market price per share:										
Class A high	65.13	65.55	71.88	73.34	73.34	74.15	75.70	81.53	85.45	85.45
Class A low	54.63	54.72	60.54	65.04	54.63	67.46	60.25	70.32	76.66	60.25
Class B high	65.05	65.03	73.00	73.73	73.73	77.25	77.56	83.53	87.26	87.26
Class B low	53.22	54.25	60.45	65.18	53.22	69.22	62.14	72.66	78.53	62.14

Note: Quarterly amounts may not add to amounts for the year due to rounding.

REPORTS OF MANAGEMENT

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Our management is responsible for the preparation, presentation, and integrity of the financial information presented in this Annual Report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the U.S., including amounts based on management's best estimates and judgments. In management's opinion, the consolidated financial statements fairly present the Company's financial position, results of operations, and cash flows.

The Audit Committee of the Board of Directors, which is composed of independent directors, meets regularly with the independent registered public accounting firm, PricewaterhouseCoopers LLP (PwC), internal auditors, and representatives of management to review accounting, internal control structure, and financial reporting matters. The internal auditors and PwC have full, free access to the Audit Committee. As set forth in our Code of Conduct and Compliance Guidelines, we are firmly committed to adhering to the highest standards of moral and ethical behaviors in our business activities.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is also responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the U.S.

As of the end of our fiscal year, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework and criteria in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of April 30, 2012.

There has been no change in the Company's internal control over financial reporting during the fiscal quarter ended April 30, 2012 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The effectiveness of the Company's internal control over financial reporting as of April 30, 2012, has been audited by PwC, as stated in their report that appears on page 75.

Paul C. Varga
Chairman and Chief Executive Officer

Donald C. Berg
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Brown-Forman Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows, stockholders' equity, and comprehensive income present fairly, in all material respects, the financial position of Brown-Forman Corporation and its subsidiaries (the "Company") at April 30, 2012 and April 30, 2011, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control over Financial Reporting" appearing under Part II, Item 9A of this report on Form 10-K. Our responsibility is to express opinions on these financial statements, on this financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Louisville, KY
June 27, 2012

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures. The Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") of Brown-Forman (its principal executive and principal financial officers) have evaluated the effectiveness of the company's "disclosure controls and procedures" (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of the end of the period covered by this report. Based on that evaluation, the CEO and CFO concluded that the company's disclosure controls and procedures: are effective to ensure that information required to be disclosed by the company in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms; and include controls and procedures designed to ensure that information required to be disclosed by the company in such reports is accumulated and communicated to the company's management, including the CEO and the CFO, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting. There has been no change in the Company's internal control over financial reporting during the quarter ended April 30, 2012 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting and Report of Independent Registered Public Accounting Firm. The report of management on our internal control over financial reporting as of April 30, 2012 and the report of our independent registered public accounting firm on our internal control over financial reporting are set forth in Part II, Item 8. "Financial Statements and Supplementary Data" in this report on Form 10-K.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Information on the Company's Executive Officers is included under the caption "Executive Officers" at the end of Part I of this Report on Form 10-K. For the other information required by this item, please see the following sections of our definitive proxy statement for the Annual Meeting of Stockholders to be held July 26, 2012, which information is incorporated into this report by reference: (a) "Election of Directors" on pages 14 through 17 (for biographical information on directors and family relationships); (b) "Code of Conduct and Compliance Guidelines" on page 12 (for information on our Code of Ethics); (c) "Section 16(a) Beneficial Ownership Reporting Compliance" on page 22 (for information on compliance with Section 16 of the Exchange Act); (d) "Corporate Governance and Nominating Committee" on pages 10 and 11 (for information on the procedures by which security holders may recommend nominees to the Company's Board of Directors); and (e) "Audit Committee" on pages 9 and 10, and pages 26 through 28.

Item 11. ***Executive Compensation***

For the information required by this item, please refer to the following sections of our definitive proxy statement for the Annual Meeting of Stockholders to be held July 26, 2012, which information is incorporated into this report by reference: (a) "Executive Compensation" on pages 29 through 54; and (b) "Compensation Committee Interlocks and Insider Participation" on page 59.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

For Equity Compensation Plan information, please see Part II, Item 5. "Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" of this Report on Form 10-K. For the other information required by this item, refer to the section entitled "Stock Ownership" on pages 18 through 23 of our proxy statement for the Annual Meeting of Stockholders to be held July 26, 2012, which information is incorporated into this report by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

For the information required by this item, refer to the following sections of our definitive proxy statement for the Annual Meeting of Stockholders to be held July 26, 2012, which information is incorporated into this report by reference: (a) "Certain Relationships and Related Transactions" on pages 58 and 59; and (b) "Independent Directors" on page 8.

Item 14. ***Principal Accountant Fees and Services***

For the information required by this item, refer to the sections entitled "Fees Paid to Independent Registered Public Accounting Firm" and "Audit Committee Pre-Approval Policies and Procedures" on pages 27 and 28 of our definitive proxy statement for the Annual Meeting of Stockholders to be held July 26, 2012, which information is incorporated into this report by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted either because they are not required under the related instructions, because the information required is included in the consolidated financial statements and notes thereto, or because they are not applicable.

(a)(3) *Exhibits:*

The following documents are filed with this Report:

Exhibit Index

21	Subsidiaries of the Registrant.
23	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
31.1	CEO Certification pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
31.2	CFO Certification pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
32	CEO and CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (not considered to be filed).

The following documents have been previously filed:

Exhibit Index

3.1	Restated Certificate of Incorporation of registrant, which is incorporated into this report by reference to Brown-Forman Corporation's Form 10-Q filed on March 4, 2004.
3.2	By-laws of registrant, as amended on May 28, 2009, which is incorporated into this report by reference to Brown-Forman Corporation's Form 8-K filed on May 29, 2009.
4.1	Indenture dated as of April 2, 2007 between Brown-Forman Corporation and U.S. Bank National Association, as Trustee, which is incorporated into this report by reference to Brown-Forman Corporation's Form 8-K filed on April 3, 2007.

Exhibit Index

4.2 Form of 5% Note due 2014, which is incorporated into this report by reference to Brown-Forman Corporation's Form 8-K filed on January 9, 2009.

4.3 Officer's Certificate dated January 9, 2009, pursuant to Sections 1.02, 2.02 and 3.01 of the Indenture Dated as of April 2, 2007, setting forth the terms of the 5% Notes due 2014, which is incorporated into this report by reference to Brown-Forman Corporation's Form 8-K filed on January 9, 2009.

4.4 Form of 2.5% Note due 2016, which is incorporated into this report by reference to Brown-Forman Corporation's Form 8-K filed on December 16, 2010.

4.5 Officer's Certificate dated December 16, 2010, pursuant to Sections 1.02, 2.02 and 3.01 of the Indenture Dated as of April 2, 2007, setting forth the terms of the 2.5% Notes due 2016, which is incorporated into this report by reference to Brown-Forman Corporation's Form 8-K filed on December 16, 2010.

10.1 A description of the Brown-Forman Savings Plan, which is incorporated into this report by reference to page 10 of Brown-Forman Corporation's definitive proxy statement filed on June 27, 1996 in connection with its 1996 Annual Meeting of Stockholders.*

10.2 A description of the Brown-Forman Corporation Nonqualified Savings Plan, which is incorporated into this report by reference to Brown-Forman Corporation's Form S-8 Registration Statement filed on September 24, 2010.*

10.3 Brown-Forman Corporation Non-Employee Director Deferred Stock Unit Program, which is incorporated into this report by reference to Brown-Forman Corporation's Form 8-K filed on September 23, 2010.*

10.4 Brown-Forman Corporation 2004 Omnibus Compensation Plan, as amended, which is incorporated into this report by reference to Brown-Forman Corporation's proxy statement filed on June 26, 2009, in connection with its 2009 Annual Meeting of Stockholders.*

10.5 Form of Employee Stock Appreciation Right Award, which is incorporated into this report by reference to Brown-Forman Corporation's Form 8-K filed on August 2, 2006.*

10.6 Form of Employee Non-Qualified Stock Option Award, which is incorporated into this report by reference to Brown-Forman Corporation's Form 8-K filed on August 2, 2006.*

10.7 Form of Non-Employee Director Stock Appreciation Right Award, which is incorporated into this report by reference to Brown-Forman Corporation's Form 8-K filed on August 2, 2006.*

10.8 Form of Non-Employee Director Non-Qualified Stock Option Award, which is incorporated into this report by reference to Brown-Forman Corporation's Form 8-K filed on August 2, 2006.*

10.9 First Amendment to the Brown-Forman Omnibus Compensation Plan Restricted Stock Agreement, which is incorporated into this report by reference to Brown-Forman Corporation's Annual Report on Form 10-K for the year ended April 30, 2007, filed on June 28, 2007.*

10.10 Second Amendment to the Brown-Forman 2004 Omnibus Compensation Plan Restricted Stock Agreement, which is incorporated into this report by reference to Brown-Forman Corporation's Annual Report on Form 10-K for the year ended April 30, 2007, filed on June 28, 2007.*

10.11 Form of Restricted Stock Unit Award, which is incorporated by reference to Brown-Forman Corporation's Form 10-Q filed on September 4, 2009.

10.12 2010 Form of Employee Stock-Settled Stock Appreciation Right Award Agreement, which is incorporated into this report by reference to Brown-Forman Corporation's Form 8-K filed on July 23, 2010.*

Exhibit Index

10.13 2010 Form of Non-Employee Director Stock-Settled Stock Appreciation Right Award Agreement, which is incorporated into this report by reference to Brown-Forman Corporation's Form 8-K filed on July 23, 2010.*

10.14 2010 Form of Restricted Stock Award Agreement, which is incorporated into this report by reference to Brown-Forman Corporation's Form 8-K filed on July 23, 2010.*

10.15 2010 Form of Restricted Stock Unit Award Agreement, which is incorporated into this report by reference to Brown-Forman Corporation's Form 8-K filed on July 23, 2010.*

10.16 Summary of Director and Named Executive Officer Compensation.**

10.17 Brown-Forman Corporation Amended and Restated Supplemental Executive Retirement Plan and First Amendment thereto, which is incorporated into this report by reference to Brown-Forman Corporation's Annual Report on Form 10-K for the year ended April 30, 2010, filed on June 28, 2010.

10.18 Second Amendment to the Brown-Forman Corporation Amended and Restated Supplemental Executive Retirement Plan, which is incorporated into this report by reference to Brown-Forman Corporation's Quarterly Report on Form 10-Q for the quarter ended January 31, 2011, filed on March 9, 2011.

10.19 Five-Year Credit Agreement, dated as of November 18, 2011, among Brown-Forman Corporation, certain borrowing subsidiaries and certain lenders party thereto, Barclays Capital as Syndication Agent, Bank of America, N.A. and Citibank, N.A., as Co-Documentation Agents, U.S. Bank National Association, as Administrative Agent, and U.S. Bank National Association, Barclays Capital, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets, Inc. as Joint Lead Arrangers and Joint Bookrunners, which is incorporated into this report by reference to Brown-Forman Corporation's Form 8-K filed on November 21, 2011.

14 Code of Ethics for Senior Financial Officers, which is incorporated into this report by reference to Brown-Forman Corporation's Form 10-K filed on July 2, 2004.

101 The following materials from Brown-Forman Corporation's Annual Report on Form 10-K for the fiscal year ended April 30, 2012, formatted in XBRL (eXtensible Business Reporting Language): (a) Consolidated Statements of Operations, (b) Consolidated Balance Sheets, (c) Consolidated Statements of Cash Flows, (d) Consolidated Statements of Stockholders Equity, (e) Consolidated Statements of Comprehensive Income, and (f) Notes to Consolidated Financial Statements.***

---

* Indicates management contract, compensatory plan or arrangement.

** Incorporated by reference to the sections entitled "Executive Compensation" and "Director Compensation" in the Proxy Statement distributed in connection with our Annual Meeting of Stockholders to be held on July 26, 2012, which is being filed in conjunction with this Annual Report on Form 10-K. (Fiscal 2012 compensation policies with respect to the company's directors and named executive officers will remain in effect until the company's Compensation Committee determines fiscal year 2013 compensation at its July 2012 meeting.)

*** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files in Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROWN-FORMAN CORPORATION
(Registrant)

By: Paul C. Varga
Chief Executive Officer and
Chairman of the Company

Date: June 27, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on June 27, 2012 as indicated:

By: Geo. Garvin Brown IV
Director, Chairman of the Board

By: Paul C. Varga
Director, Chief Executive Officer,
and Chairman of the Company

By: Joan C. Lordi Amble
Director

By: Patrick Bousquet-Chavanne
Director

By: Martin S. Brown, Jr.
Director

By: Bruce L. Byrnes
Director

By: John D. Cook
Director

By: Sandra A. Frazier
Director

BY: Richard P. Mayer
Director

BY: William E. Mitchell
Director

BY: Dace Brown Stubbs
Director

BY: James S. Welch, Jr.
Director

BY: Donald C. Berg
Executive Vice President and Chief Financial Officer (Principal Financial Officer)

BY: Jane C. Morreau
Senior Vice President and Director of Finance, Accounting and Technology (Principal Accounting Officer)

BROWN-FORMAN CORPORATION AND SUBSIDIARIES
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended April 30, 2010, 2011, and 2012
(Expressed in millions)

Col. A Description	Col. B Balance at Beginning of Period	Col. C(1) Additions Charged to Costs and Expenses	Col. C(2) Additions Charged to Other Accounts	Col. D Deductions	Col. E Balance At End of Period
2010					
Allowance for Doubtful Accounts	$15	—	$ 1[1]	—	$16
Accrued Restructuring Costs	$12	—	—	$10[2]	$ 2[3]
2011					
Allowance for Doubtful Accounts	$16	$ 1	$ 1[1]	—	$18
Accrued Restructuring Costs	$ 2[3]	—	—	$ 2[4]	—
2012					
Allowance for Doubtful Accounts	$18	—	—	$ 9[5]	$ 9

(1) Foreign currency translation adjustment charged to accumulated other comprehensive income.

(2) Employee severance and other special termination benefit payments.

(3) Consists of estimated present value of special termination benefits to be made to former employees over their remaining lives.

(4) Special termination benefit payments and amounts reclassified to accrued postretirement benefits.

(5) Doubtful accounts written off, net of recoveries.

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name	Percentage of Securities Owned	State or Jurisdiction of Incorporation
Amercain Investments, C.V.	100%(1)	Netherlands
AMG Trading, L.L.C.	100%	Delaware
B-F Korea, L.L.C.	100%(2)	Delaware
BFC Tequila Limited	100%(3)	Ireland
Brown-Forman Arrow Continental Europe, L.L.C.	100%	Kentucky
Brown-Forman Australia Pty. Ltd.	100%	Australia
Brown-Forman Beverages Europe, Ltd.	100%(2)	United Kingdom
Brown-Forman Beverages Japan, L.L.C.	100%	Delaware
Brown-Forman Beverages North Asia, L.L.C.	100%	Delaware
Brown-Forman Beverages Worldwide, Comercio de Bebidas Ltda.	100%(4)	Brazil
Brown-Forman Czech & Slovak Republics, s.r.o.	100%(5)	Czech Republic
Brown-Forman Deutschland GmbH	100%(6)	Germany
Brown-Forman Dutch Holding, B.V.	100%(2)	Netherlands
Brown-Forman Environmental Sustainability Foundation	100%	Delaware
Brown-Forman Holding Mexico S.A. de C.V.	100%(7)	Mexico
Brown-Forman Hong Kong Ltd.	100%(8)	Hong Kong
Brown-Forman Hungary 1 Kft.	100%	Hungary
Brown-Forman Hungary 2 Kft.	100%(9)	Hungary
Brown-Forman International, Inc.	100%	Delaware
Brown-Forman Italy, Inc.	100%	Kentucky
Brown-Forman Korea Ltd.	100%(8)	Korea
Brown-Forman Netherlands, B.V.	100%(10)	Netherlands
Brown-Forman Polska Sp. z o.o.	100%(5)	Poland
Brown-Forman Spirits (Shanghai) Co., Ltd.	100%(11)	China
Brown-Forman Spirits Trading, L.L.C.	100%(12)	Turkey
Brown-Forman Tequila Mexico, S. de R.L. de C.V.	100%(13)	Mexico
Brown-Forman Thailand, L.L.C.	100%	Delaware
Brown-Forman Worldwide, L.L.C.	100%	Delaware
Brown-Forman Worldwide (Shanghai) Co., Ltd.	100%(14)	China
Canadian Mist Distillers, Limited	100%	Ontario, Canada
Chambord Liqueur Royale de France	100%	France
Clintock Limited	100%(3)(15)	Ireland
Cosesa-BF S. de R.L. de C.V.	100%(16)	Mexico
Distillerie Tuoni e Canepa Srl	100%(17)	Italy
Early Times Distillers Company	100%	Delaware
Finlandia Vodka Worldwide Ltd.	100%	Finland
Jack Daniel Distillery, Lem Motlow, Prop., Inc.	100%(18)	Tennessee
Jack Daniel's Properties, Inc.	100%	Delaware
Limited Liability Company Brown-Forman Ukraine	100%	Ukraine
Longnorth Limited	100%(10)(15)	Ireland
Magnolia Investments, Inc.	100%	Delaware
Sonoma-Cutrer Vineyards, Inc.	100%	California
Southern Comfort Properties, Inc.	100%	California
Valle de Amatitan, S.A. de C.V.	100%(13)	Mexico
Washington Investments, L.L.C.	100%	Kentucky

The companies listed above constitute all active subsidiaries in which Brown-Forman Corporation owns, either directly or indirectly, the majority of the voting securities. No other active affiliated companies are controlled by Brown-Forman Corporation.

(1) Owned 99% by Brown-Forman Hungary 1 Kft. and 1% by Brown-Forman Hungary 2 Kft.

(2) Owned by Brown-Forman Netherlands, B.V.

(3) Owned by Longnorth Limited.

(4) Owned 99% by Brown-Forman Corporation and 1% by Early Times Distillers Company.

(5) Owned 81.8% by Brown-Forman Netherlands, B.V. and 18.2% by Brown-Forman Beverages Europe, Ltd.

(6) Owned by Brown-Forman Beverages Europe, Ltd.

(7) Owned 52.01% by Brown-Forman Netherlands, B.V. and 47.99% by Brown-Forman Corporation.

(8) Owned by B-F Korea, L.L.C.

(9) Owned by Brown-Forman Hungary 1 Kft.

(10) Owned by Amercain Investments C.V.

(11) Owned by Brown-Forman Hong Kong Ltd.

(12) Owned 90% by AMG Trading, L.L.C. and 10% by Brown-Forman Worldwide, L.L.C.

(13) Owned 99% by Brown-Forman Holding Mexico S.A. de C.V. and 1% by Early Times Distillers Company.

(14) Owned by Brown-Forman Beverages North Asia, L.L.C.

(15) Includes qualifying shares assigned to Brown-Forman Corporation.

(16) Owned 99.9972% by Brown-Forman Holding Mexico S.A. de C.V. and 0.00277% by Early Times Distillers Company.

(17) Owned 63% by Brown-Forman Italy, Inc. and 37% by Brown-Forman Netherlands, B.V.

(18) Owned by Jack Daniel's Properties, Inc.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-171126, 333-140317, and 33-52551) and Form S-8 (No. 333-08311, 333-38649, 333-74567, 333-77903, 333-88925, 333-89294, 333-126988, 333-117630, and 333-169564) of Brown-Forman Corporation of our report dated June 27, 2012 relating to the financial statements, financial statement schedule, and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

PricewaterhouseCoopers LLP

Louisville, Kentucky
June 27, 2012

EXHIBIT 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF SARBANES-OXLEY ACT OF 2002

I, Paul C. Varga, certify that:

1. I have reviewed this Annual Report on Form 10-K of Brown-Forman Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: ______________________

Paul C. Varga
Chief Executive Officer

Date: June 27, 2012

EXHIBIT 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF SARBANES-OXLEY ACT OF 2002

I, Donald C. Berg, certify that:

1. I have reviewed this Annual Report on Form 10-K of Brown-Forman Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: [signature]

Donald C. Berg
Chief Financial Officer

Date: June 27, 2012

EXHIBIT 32

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Brown-Forman Corporation ("the Company") on Form 10-K for the period ended April 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in the capacity as an officer of the Company, that:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Paul C. Varga
Chief Executive Officer and Chairman of the Company

Dated: June 27, 2012

Donald C. Berg
Executive Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certificate is being furnished solely for purposes of Section 906 and is not being filed as part of the Report.

BROWN-FORMAN

850 Dixie Highway
Louisville, KY 40210

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 26, 2012:

The Notice of Annual Meeting, Proxy Statement, 2012 Annual Report and 2012 Form 10-K are available at *www.brown-forman.com/proxy*.

You are encouraged to specify your choices by marking the appropriate boxes, SEE REVERSE SIDE, but you need not mark any boxes if you wish to vote in accordance with the recommendations of the Board of Directors. The Proxies cannot vote your shares unless you sign and return this card.

Proxy card must be signed and dated below.
⇩ Please fold and detach card at perforation before mailing. ⇩

BROWN-FORMAN CORPORATION
This Proxy is Solicited on Behalf of the Board of Directors
For Use by Holders of Class A Common Stock at the
Annual Meeting of Stockholders July 26, 2012.

THE UNDERSIGNED hereby appoint(s) Geo. Garvin Brown IV, Paul C. Varga and Matthew E. Hamel, and each of them, attorneys and proxies, with power of substitution, to vote all of the shares of Class A Common Stock of Brown-Forman Corporation (the "Corporation") standing of record in the name of the undersigned at the close of business on June 18, 2012, at the Annual Meeting of Stockholders of the Corporation to be held on July 26, 2012, and at any adjournment or postponement thereof. The undersigned acknowledges receipt of the Notice of Annual Meeting and accompanying Proxy Statement and revokes any proxy heretofore given with respect to such meeting. The votes entitled to be cast by the undersigned will be cast as instructed. **If this proxy is executed, but no instruction is given, the votes entitled to be cast by the undersigned will be cast "FOR" each of the nominees for director and "FOR" Proposal 2. The votes entitled to be cast by the undersigned will be cast in the discretion of the named proxy holders upon any other matter that may properly come before the meeting and any adjournment or postponement thereof.**

____
Signature

____
Signature (if held jointly)

Dated:__________________________

Signature should be exactly as name or names appear on this proxy. If stock is held jointly, each holder should sign. If signature is by attorney, executor, administrator, trustee or guardian, please give full title.

PLEASE SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

YOUR VOTE IS IMPORTANT.

Please promptly return your proxy in the enclosed envelope.

Proxy card must be signed and dated on reverse side.

⇩ Please fold and detach card at perforation before mailing. ⇩

BROWN-FORMAN CORPORATION **PROXY**

This proxy, when properly executed, will be voted in the manner directed below by the undersigned stockholder(s). If no direction is given, this proxy will be voted "FOR" *the election of all nominees for director and* "FOR" Proposal 2.

The Board of Directors unanimously recommends a vote FOR the election of each of the director nominees and FOR Proposal 2.

Proposal 1: Election of Directors

	FOR	AGAINST	ABSTAIN
(01) Joan C. Lordi Amble	❑	❑	❑
(02) Patrick Bousquet-Chavanne	❑	❑	❑
(03) Geo. Garvin Brown IV	❑	❑	❑
(04) Martin S. Brown, Jr.	❑	❑	❑
(05) Bruce L. Byrnes	❑	❑	❑
(06) John D. Cook	❑	❑	❑
(07) Sandra A. Frazier	❑	❑	❑
(08) William E. Mitchell	❑	❑	❑
(09) Dace Brown Stubbs	❑	❑	❑
(10) Paul C. Varga	❑	❑	❑
(11) James S. Welch, Jr.	❑	❑	❑

Proposal 2: Amendment to Restated Certificate of Incorporation to Increase Number of Authorized Shares of Class A and Class B Common Stock

❑ **FOR** ❑ **AGAINST** ❑ **ABSTAIN**

In their discretion, the Proxies are authorized to vote upon such other corporate business as may properly come before the meeting.

THIS PROXY IS CONTINUED ON THE REVERSE SIDE. PLEASE SIGN. DATE AND RETURN PROMPTLY.

BROWN-FORMAN

850 Dixie Highway
Louisville, KY 40210

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 26, 2012:

The Notice of Annual Meeting, Proxy Statement, 2012 Annual Report and 2012 Form 10-K are available at *www.brown-forman.com/proxy*.

You are encouraged to specify your choice by marking the appropriate box, SEE REVERSE SIDE, but you need not mark any box if you wish to vote in accordance with the recommendation of the Board of Directors. The Proxies cannot vote your shares unless you sign and return this card.

Proxy card must be signed and dated below.
⇩ Please fold and detach card at perforation before mailing. ⇩

BROWN-FORMAN CORPORATION

This Proxy is Solicited on Behalf of the Board of Directors For Use by Holders of Class B Common Stock at the Annual Meeting of Stockholders July 26, 2012.

THE UNDERSIGNED hereby appoint(s) Geo. Garvin Brown IV, Paul C. Varga and Matthew E. Hamel, and each of them, attorneys and proxies, with power of substitution, to vote all of the shares of Class B Common Stock of Brown-Forman Corporation (the "Corporation") standing of record in the name of the undersigned at the close of business on June 18, 2012, at the Annual Meeting of Stockholders of the Corporation to be held on July 26, 2012, and at any adjournment or postponement thereof. The undersigned acknowledges receipt of the Notice of Annual Meeting and accompanying Proxy Statement and revokes any proxy heretofore given with respect to such meeting. The votes entitled to be cast by the undersigned will be cast as instructed.

Participants in the Brown-Forman Corporation Savings Plan, the Brown-Forman Winery Operations Savings Plan or the Savings Plan for the Collectively Bargained Employees (collectively, the "Plans") have the right to direct Fidelity Management Trust Company ("Fidelity"), as trustee of the Plans, regarding the voting of Class B shares held within the Plans. For participants in the Plans, this card also serves to provide voting instructions to Fidelity. Unless otherwise required by applicable law, Fidelity will vote the shares within the Plans as directed by participants, and will not vote shares for which it has not received instructions by Monday, July 23, 2012.

____
Signature

____
Signature (if held jointly)

Dated:__________________________

Signature should be exactly as name or names appear on this proxy. If stock is held jointly, each holder should sign. If signature is by attorney, executor, administrator, trustee or guardian, please give full title.

PLEASE SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

YOUR VOTE IS IMPORTANT.

Please promptly return your proxy in the enclosed envelope.

Proxy card must be signed and dated on reverse side.
⇩ Please fold and detach card at perforation before mailing. ⇩

BROWN-FORMAN CORPORATION **PROXY**

This proxy, when properly executed, will be voted in the manner directed below by the undersigned stockholder(s). If this proxy is executed but no direction is given, this proxy will be voted "FOR" the Amendment to Restated Certificate of Incorporation to increase number of authorized shares of Class B Common Stock.

The Board of Directors unanimously recommends a vote FOR the Amendment to Restated Certificate of Incorporation to increase number of authorized shares of Class B Common Stock.

Amendment to Restated Certificate of Incorporation to Increase Number of Authorized Shares of Class B Common Stock

❑ **FOR** ❑ **AGAINST** ❑ **ABSTAIN**

THIS PROXY IS CONTINUED ON THE REVERSE SIDE. PLEASE SIGN, DATE AND RETURN PROMPTLY.